As filed with the U.S. Securities and Exchange Commission on November 7, 2011
Registration No. 333- 170250

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IMAGE METRICS, INC.
(Exact name of registrant as specified in its charter)

Nevada	5121	20-1719023
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1918 Main Street, 2 nd Floor
Santa Monica, California 90405
Tel: (310) 656-6565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Gehorsam
Chief Executive Officer
Image Metrics, Inc.
1918 Main Street, 2 nd Floor
Santa Monica, California 90405
Tel: (310) 656-6565; Fax: (310) 656-6566
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Spencer G. Feldman, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue – 15 th Floor
New York, New York 10166
Tel: (212) 801-9200; Fax: (212) 801-6400

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☑

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE .

The information in this prospectus is not complete and may be changed.  Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2011

IMAGE METRICS, INC.

6,500,000 Shares

Common Stock

This prospectus relates to the sale of up to 6,500,000 shares of our common stock by the selling stockholders listed in this prospectus.  These shares consist of 2,509,421 outstanding shares of our common stock, 47,096 shares of common stock issuable upon conversion of our series A convertible preferred stock, 2,036,996 shares of common stock issuable upon exercise of our warrants and 1,906,487 shares of common stock issuable upon conversion of  our convertible promissory notes.  The shares offered by this prospectus may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Pursuant to a subscription agreement with the selling stockholders relating to our series A preferred stock and warrant private placements, we are obligated to register the shares underlying our series A preferred stock and warrants.  Pursuant to our secured convertible loan originally established in September 2010 and amended in February 2011, we are obligated to register the shares underlying the convertible promissory notes.  The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the OTC Bulletin Board under the symbol IMGX.OB.  The high and low bid prices for shares of our common stock on November 4, 2011, were $0.30 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

The selling stockholders may be deemed, and any broker-dealer executing sell orders on behalf of the selling stockholders will be considered, “underwriters” within the meaning of the Securities Act of 1933.  Commissions received by any broker-dealer will be considered underwriting commissions under the Securities Act of 1933.

An investment in these securities involves a high degree of risk.
Please carefully review the section titled “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ______, 2011

In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.

TABLE OF CONTENTS

SUMMARY	1

RISK FACTORS	5

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	12

WHERE YOU CAN FIND MORE INFORMATION	12

USE OF PROCEEDS	13

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15

BUSINESS	32

MANAGEMENT	39

PRINCIPAL STOCKHOLDERS	48

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	50

SELLING STOCKHOLDERS	51

PLAN OF DISTRIBUTION	56

DESCRIPTION OF SECURITIES	58

SHARES AVAILABLE FOR FUTURE SALE	63

LEGAL MATTERS	64

EXPERTS	64

INTEREST OF NAMED EXPERTS AND COUNSEL	64

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	64

INDEX TO FINANCIAL STATEMENTS	F-1

i

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering.

Unless the context otherwise requires, when we refer to “our company,” “we,” “us” or “our,” (i) for periods prior to the closing of our share exchange transaction on March 10, 2010, we are referring to Image Metrics Limited, a private company incorporated in England and Wales, and (ii) for periods as of the closing of our share exchange transaction and thereafter, we are referring to Image Metrics, Inc., the current publicly-traded company and the issuer of this prospectus.

Overview of Our Business

Image Metrics is an established provider of technology-based facial animation solutions to the interactive entertainment industry.  Using proprietary software and mathematical algorithms that “read” human facial expressions, our technology converts video footage of real-life actors into 3D computer generated animated characters.   We believe that our technology provides us with competitive advantages and has been used to create some of the most notable video games, music videos and movies made in the past five years.  Examples of our notable and innovative facial animation projects include the 2008 “Grand Theft Auto IV” video game, which generated over $500 million in sales in its first week, the 2009 computer generated aging of Brad Pitt in the feature film “The Curious Case of Benjamin Button,” which won three Oscars including one for achievement in visual effects, the 2009 Black Eyed Peas’ “Boom Boom Pow” music video, which won the Grammy Award for best short form music video, and the 2010 “Red Dead Redemption” video game, which sold more than 5 million copies in its first two weeks.

We were founded in 2000, and have devoted our efforts to the development of  our computer vision based software.  Our key intellectual property is protected by several patents registered in the United States and significant well-documented trade secrets.  We are continually updating our software and are prosecuting a roadmap of technology innovations. Over the past two years, in addition to improving the quality of our animation services and our technology-based tools, and continuing the development of next-generation animation products, we have successfully expanded our customer base to include several large  game and entertainment companies.

Although our traditional business has been providing animation services to the video gaming and film industries, our technology innovation and new product offerings allow us to enter new markets utilizing new business models to achieve higher revenue growth with higher margins than a full service animation-based business can provide.  In particular, we are transforming our business from a services model to a software licensing model, which can be leveraged into the professional, consumer and education markets.  Our technology platform can support access to many other potential revenue streams, such as computer animated television series (particularly programming for children), the development of real-time businesses in virtual worlds and social networking, and licensing products and services into non-entertainment markets.  Most of these take the form of “middleware” or software based tools that other software developers use to create applications for consumers. We are also developing software applications that can be used by consumers to produce real-time animation.

In March 2011, we launched our principal professional software-as-a-service product, Faceware, into the professional market.  We have already won customers in the video game, television and music video markets.   The product won a prestigious “Best-in-Show” Award at the 2011 Game Developers Conference.  In May 2011, we announced the availability of our first consumer-oriented product, which enables online users to create photo-realistic 3D characters from a single standard digital photograph and integrate that character across a range of third-party games, social networks and communications applications.   We expect to launch at least two additional products within the next 12 months.   We see particular opportunity in the online games sector, where companies may become customers for multiple Image Metrics products.

Our primary strategy is to maximize revenue and gross margins from our existing B2B (business to business) markets, and then to significantly develop additional commercial applications, particularly in the B2C (business to consumer) realm.

To execute our business plan and further commercialize our technology, we have assembled a senior management team, board of directors and advisory board with extensive experience in managing and ramping technology companies.  The collective expertise of this group encompasses building B2B and B2C enterprises, technology and product development, sales and marketing, financial structuring, mergers and acquisitions, public company management and other requisite professional skills.

Corporate Information and History

On March 10, 2010, we completed a “reverse public offering” transaction, in which we became a publicly-traded company through our share exchange transaction with International Cellular Accessories, a public company previously engaged in the sale of accessories for cellular phones.  Through the share exchange transaction, the stockholders of our privately-held predecessor, Image Metrics Limited, received a majority of the outstanding shares of International Cellular Accessories and its officers and directors assumed similar positions with International Cellular Accessories.  Following the share exchange transaction, we changed our corporate name to Image Metrics, Inc.  Concurrently with the closing of the share exchange, we also completed a private placement of series A convertible preferred stock and warrants to purchase common stock to institutional investors and other accredited investors, in which we received aggregate gross proceeds of $8,929,098.  From July to September 2010, we raised an additional $950,000 in aggregate gross proceeds in a private placement on the same terms as the March 2010 private placement except for the March 2010 offering provided financial remuneration to the subscribers if the Company failed to meet its SEC filing and registration requirements.

Our principal executive office in the United States is located at 1918 Main Street, 2nd Floor, Santa Monica, California 90405 and, in the United Kingdom, our executive office is located at 1 Portland Street, Manchester MI 3BE.  Our main telephone number in the United States is (310) 656-6551 and in the United Kingdom is +44-161-242-1800.  We maintain a corporate website at www.image-metrics.com.  The contents of this website are not part of this prospectus and should not be relied upon with respect to making a decision to invest in our common stock.

Our shares of common stock are traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol IMGX.OB.  On November 7, 2011, the closing bid price of our common stock was $0.30 per share.

About this Offering

This prospectus relates to the public offering, which is not being underwritten, of up to 6,500,000 shares of our common stock by the selling stockholders listed in this prospectus.  These shares consist of 2,509,421 outstanding shares of common stock, 47,906 shares of common stock issuable upon conversion of our series A preferred stock, 2,036,996 shares of common stock issuable upon exercise of our warrants and 1,906,487 shares of common stock issuable upon conversion of  our convertible promissory notes.  The shares offered by this prospectus may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.  We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

The shares of common stock being offered by this prospectus relate to shares of our common stock, as well as shares issuable upon conversion  of our convertible promissory notes, outstanding shares of our series A preferred stock and warrants issued in private placements in fiscal 2010 and 2011.  The first private placement offering had two closings, March 10, 2010 and March 26, 2010 (which we refer to as the March 2010 private placement).  This private placement offering  involved institutional investors and other accredited investors and consisted of 9,371,098 shares of our series A convertible preferred stock at a price per share of $1.00, for gross proceeds of $8,929,098.  As part of the March 2010 private placement, the investors were issued warrants to purchase up to 7,345,998 shares of our common stock at an exercise price of $1.50 per share.

Since March 2010, we completed several private placements of the same securities that we issued in March 2010.  In these private placements, we sold 1,309,438 shares of our series A convertible preferred stock and warrants to purchase up to 654,719 shares of common stock, for aggregate gross proceeds of $1,300,000.  For a more detailed discussion regarding the 2010 and 2011 private placements, please see “Selling Stockholders - 2010 and 2011 Private Placements” in this prospectus.

In total during the fiscal year ended September 30, 2010 and during the nine months ended June 30, 2011, in connection with the issuance of our bridge loans and private placements, we issued warrants to purchase 8,476,717 shares of common stock at an exercise price of $1.50 per share, 500,700 shares of common stock at an exercise price of $1.20 per share, and 50,000 shares of common stock at an exercise price of $1.00. All of our outstanding warrants are exercisable at the option of the holders at any time through their expiration dates, which occur between March and December 2014.  The warrants contain anti-dilution provisions that cause a downward adjustment in the exercise price if we issues shares of our common stock at a price below the trigger price then in effect.  As of June 30, 2011, the trigger price was equal to $1.  The warrants were recorded as a warrant liability on the balance sheet.

On September 9, 2010, as amended on March 28, 2011, we established a secured convertible credit facility, pursuant to which we have the right to borrow up to $7,100,000 to be used by us to fund our general working capital requirements. As of November 7, 2011, we had drawn down $7,100,000 under the credit facility pursuant to a series of convertible promissory notes.  The notes bear interest at 13.5% per year and mature on January 31, 2013.  The notes are convertible into shares of our common stock any time and from time to time on or before the maturity date, at a conversion price of $1.00 per share.

The number of shares being offered by this prospectus represents approximately 51% of our outstanding shares of common stock as of November 7, 2011 (after giving effect to the conversion of our series A preferred stock).  This is our first registration statement as Image Metrics.

THE OFFERING

Common stock being offered by the selling stockholders:

• Outstanding shares of common stock	2,509,421 shares.

• Number of shares that may be issued upon conversion of series A preferred stock	47,096 shares.

• Number of shares that may be issued upon exercise of warrants	2,036,996 shares.

• Number of shares that may be issued upon conversion of convertible promissory notes	1,906,487 shares.

Total	6,500,000 shares.

Common stock outstanding (1)	18,295,227 shares.

Use of proceeds
We will receive none of the proceeds from the sale of the shares by the selling stockholders, except cash for the warrant exercise price upon exercise of the warrants, which would be used for working capital.

OTC Bulletin Board symbol	IMGX.OB

Risk factors	Investing in our common stock involves a high degree of risk. Please refer to the section “Risk Factors” before making an investment in our stock.

(1)           As of November 7, 2011.  Does not include shares of common stock issuable upon conversion of our series A preferred stock or convertible promissory notes or upon exercise of our warrants.  Also does not include shares of our common stock that are reserved for issuance pursuant to outstanding stock options.

SUMMARY FINANCIAL INFORMATION

The summary financial information set forth below is derived from and should be read in conjunction with our consolidated financial statements, including the notes to the financial statements, appearing at the end of this prospectus beginning on page F-1.

	Fiscal Year Ended September 30, 2009 (1)	Fiscal Year Ended September 30, 2010 (1)	Nine Months Ended June 30, 2011
Consolidated Statement of Operations Data:
Revenue	$3,952	$5,945	$6,857
Net Income (loss)	(6,779)	(9,654)	1,996
Weighted average shares used in computing net income (loss) attributable per share of common stock
Basic	10,852,935	13,846,850	17,886,275
Diluted	10,852,935	13,846,850	29,320,332
Net income (loss) attributable per share of common stock
Basic	$(0.62)	$(0.80)	$0.11
Diluted	$(0.62)	$(0.80)	$0.06

Consolidated Balance Sheet Data (at end of period):
Working capital (deficit)	$(9,529)	$(12,354)	$(4,766)
Total assets	2,487	1,008	3,746
Total liabilities	13,268	13,223	10,699
Total shareholders’ deficit	(10,781)	(12,215)	(6,953)

(1)
Prior to the completion of our “reverse public offering” on March 10, 2010, the financial information above relates to our predecessor, Image Metrics, Inc., as formerly known as Image Metrics, Limited.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer.  In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a history of operating losses and uncertain future profitability, and we received a going concern qualification in our fiscal 2010 audit; there can be no assurance that we will succeed.

We have incurred losses from operating activities since we began operations and have an accumulated deficit of $35,389,000 as of June 30, 2011.  Because we have only recently become a public company, prospective investors will have limited operating and financial information to evaluate our historical performance and future prospects.  We continue to face the risks and difficulties of an early-stage company including the uncertainties of market acceptance, competition, cost increases and delays in achieving business objectives.  There can be no assurance that we will succeed in addressing any or all of these risks, that we will achieve future profitability, or that we will achieve profitability at any particular time.  The failure to do so would have a material adverse effect on our business, financial condition and operating results.  The report of our independent registered public accounting firm with respect to our fiscal year ended September 30, 2010 included in the annual report on Form 10-K dated February 22, 2011, includes a going concern explanatory paragraph indicating that our recurring operating losses and our current liabilities in excess of our current assets raise substantial doubt about our ability to continue as a going concern.  Depending upon the results of our operations for fiscal 2011 and our ability to raise additional capital, we may receive a going concern emphasis of matter report from our independent registered public accountants in connection with our financial statements to be included in our annual report on  Form 10-K for the fiscal year ended September 30, 2011.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could prevent us from producing reliable financial reports or identifying fraud.  In addition, current and potential stockholders could lose confidence in our financial reporting, which could have an adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud, and a lack of effective controls could preclude us from accomplishing these critical functions.  We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of an issuer’s internal controls over financial reporting.  Assigned to accounting issues at present are only Ron Ryder, our Chief Financial Officer, and a controller and financial consultant, which may be deemed to be inadequate.  Although we intend to augment our internal controls procedures and expand our accounting staff, there is no guarantee that this effort will be adequate.

During the course of our testing, we may identify deficiencies which we may not be able to remediate.  In addition, if we fail to maintain the adequacy of our internal accounting controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404.  Failure to achieve and maintain an effective internal control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our stock price.

Management concluded that, as of September 30, 2010, our internal controls and disclosure control processes were not effective.  Subsequent to September 30, 2010, we implemented remedial actions to strengthen our internal controls and disclosure control processes and have since remediated these deficiencies, although there can be no assurance that such deficiencies will not reoccur.

Because the games and film industries are always evolving, their future growth and ultimate size are difficult to predict.  Our business will not grow if the use of our facial animation services does not continue to grow.

We are a provider of technology-based facial animation services to the entertainment industry.  Our industry is in the early stages of market acceptance of products and related services and is subject to rapid and significant technological change.  Because of the new and evolving nature of facial animation technology, it is difficult to predict the size of this specialized market, the rate at which the market for our facial animation services will grow or be accepted, if at all, or whether emerging computer-generated animation technologies will render our services less competitive or obsolete.  If the market for our facial animation services fails to develop or grows slower than anticipated, we would be significantly and materially adversely affected.

If our products and services do not achieve market acceptance, we may never have significant revenues or any profits.

If we are unable to operate our business as contemplated by our business model or if the assumptions underlying our business model prove to be unfounded, we could fail to achieve our revenue and earnings goals within the time we have projected, or at all, which would have a detrimental effect on our business.  As a result, the value of your investment could be significantly reduced or completely lost.

Our ability to generate revenue is highly dependent on building and maintaining relationships with film and visual effects (VFX) studios, commercial producers and game developers.  No assurance can be given that a sufficient number of such companies will demand our facial animation services or other computer-generated animation services, thereby expanding the overall market for digital characters in films, games and other forms of entertainment and enabling us to increase our revenue to the extent expected.  In addition, the rate of the market’s acceptance of other computer-generated animation technologies cannot be predicted.  Failure to attract and maintain a significant customer base would have a detrimental effect on our business, operating results and financial condition.

Our future growth will be harmed if we are unsuccessful in developing and maintaining good relationships with entertainment companies.

Our business strategy may in the future be dependent on our ability to develop relationships with entertainment companies to increase our customer base.  These companies recommend our services to their customers, provide us with referrals and help us build presence in the market.  These relationships require a significant amount of time to develop.  Currently, we have established a limited number of these relationships.  We must expand current relationships and establish new relationships to grow our business in accordance with our business plan.  We may not be able to identify, establish, expand and maintain good relationships with quality entertainment companies.  Additionally, it is uncertain that such relationships will fully support and recommend our facial animation services.  Our failure to identify, establish, expand and maintain good relationships with quality entertainment companies would have a material and adverse effect on our business.

The majority of the contracts we have with customers are cancelable for any reason by giving 30 days advance notice.

Our customers have historically engaged us to perform services for them on a project-by-project basis and are required by us to enter into a written contractual agreement for the work, labor and services to be performed.  Generally, our project contracts are terminable by the customer for any or no reason on 30 days advance notice.  If a number of our customers were to exercise cancellation rights, our business and operating results would be materially and adversely affected.

We have a large concentration of business from a small number of accounts.  A decision by a key customer to discontinue or limit its relationship with us could have a material adverse effect on our business.

We have been highly dependent on sales of our facial animation products to a small number of accounts. Sales to our largest customer, Take-Two Interactive Software, Inc., accounted for approximately 89%, 69% and 83% of our revenue for the Nine Months Ended June 30, 2011, and the twelve months ended September 30, 2010 and 2009, respectively. Therefore, at present, a significant portion of our business depends largely on the success of this customer in the commercial marketplace. Our business could be adversely affected if Take-Two’s or any of our other key customers’ share of the commercial market declined or if their customer base, in turn, eroded in that market. A decision by one or more of our key customers to discontinue or limit its relationship with us could result in a significant loss of revenue to us and have a material adverse impact on our business. In addition, our agreement with Take-Two does not have a stated expiration date but can be terminated by either party on short notice upon a critical breach by the other party.

Our operating results will be harmed if we are unable to manage and sustain our growth.

Our business is unproven on a large scale and actual revenue and operating margins, or revenue and margin growth, may be less than expected.  If we are unable to scale our production capabilities efficiently, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results.

Our facial animation services may become obsolete if we do not effectively respond to rapid technological change on a timely basis.

Our facial animation services are new and our business model is evolving.  Our services depend on the needs of our customers and their desire to create believable facial performances in computer-generated characters.  Since the games and film industries are characterized by evolving technologies, uncertain technology and limited availability of standards, we must respond to new research and development and technological changes affecting our customers and collaborators.  We may not be successful in developing and marketing, on a timely and cost-effective basis, new or modified services, which respond to technological changes, evolving customer needs and competition.

If we fail to recruit and retain qualified senior management and other key personnel, we will not be able to execute our business plan.

Our business plan requires us to hire a number of qualified personnel, as well as retain our current key management.  The industry is characterized by heavy reliance on software and computer graphics engineers.  We must, therefore, attract leading technology talent both as full-time employees and as collaborators, to be able to execute our business strategy.  Presently, our key senior management and key personnel are Robert Gehorsam, Chief Executive Officer, Ron Ryder, Chief Financial Officer, and Kevin Walker, Ph.D., Chief Technology Officer.

The loss of the services of one or more of our senior managers could impair our ability to execute our business plan, which could hinder the development of products and services.  We have assumed certain employment agreements from our U.K. predecessor with members of our key senior management team, along with agreements with some of these members regarding confidentiality, non-competition and invention assignment.  Under California law, the non-competition provisions in the employment agreements will likely be unenforceable, which could result in one or more members of our senior management or key personnel leaving us and then, despite our efforts to prevent them from doing so, competing directly against us for customers, projects and personnel.

If we fail to protect our intellectual property, our current competitive strengths could be eroded and we could lose customers, market share and revenue.

Our viability will depend on our ability to develop and maintain the proprietary aspects of our technology to distinguish our services from our competitors’ products and services.  To protect our proprietary technology, we rely primarily on a combination of confidentiality procedures, copyright, trademark and patent laws.

We hold a United States patent which expires in 2025.  We have a number of additional filings pending, or issued, which cover the technology that is related to the subject of our United States patent.  In addition, we are developing a number of new innovations for which we intend to file patent applications.  No assurance can be given that any of these patents will afford meaningful protection against a competitor or that any patent application will be issued.  Patent applications filed in foreign countries are subject to laws, rules, regulations and procedures that differ from those of the United States, and thus there can be no assurance that foreign patent applications related to United States patents will issue.  If these foreign patent applications issue, some foreign countries provide significantly less patent protection than the United States.    The status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain.  Accordingly, there can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology.  No assurance can be given that patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around.  If other companies’ existing or future patents containing broad claims are upheld by the courts, the holders of such patents could require companies, including us, to obtain licenses or else to design around those patents.  If we are found to be infringing third-party patents, there can be no assurance that any necessary licenses would be available on reasonable terms, if at all.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or obtain and use information that we regard as proprietary.  Unauthorized use of our proprietary technology could harm our business.  Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

Although we believe that our products and services do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or may occur which could have a material adverse effect on our business.

Our business is heavily reliant upon patented and patentable systems and methods used in our facial animation technology and related intellectual property.  In the event that products and services we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products and services or obtain a license for the manufacture and/or sale of such products and services.  In such event, there can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business.  Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action.  Any litigation would also require our management to devote their time and effort to fight it, which would detract from their ability to implement our business plan, and would have a negative impact on our operations.  In addition, if our products and services or proposed products and services are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, we could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business.

Our customers are subject to numerous entertainment industry regulations, which could adversely affect the nature and extent of the services we offer as a result of changes in the regulatory or political climate.

Many aspects of the games and film industries are subject to legislation at the federal level concerning graphic violence and sexually explicit material.  From time to time, the regulatory entities that have jurisdiction over these industries adopt new or modified regulations or take other actions as a result of their own regulatory processes or as directed by other governmental bodies, including legislative and other authorities.  This changing regulatory and political environment could adversely affect the nature and extent of the services we are able to offer.

We may in the future experience competition from film studios and game developers.

Competition in the development of facial animation technology is expected to become more intense.  Competitors range from university-based research and development graphics labs to development-stage companies and major domestic and international film studios and game developers.  Many of these entities have financial, technical, marketing, sales, distribution and other resources significantly greater than those of our company.  There can be no assurance that we can continue to develop our facial animation technology or that present or future competitors will not develop computer-generated animation technologies that render our facial animation technology obsolete or less marketable or that we will be able to introduce new products and product enhancements that are competitive with other products marketed by industry participants.

If we fail to properly identify, negotiate and execute potential business combinations, any merger and acquisition activity may adversely affect the value of your investment.

We may engage in mergers and acquisitions activity to accelerate our growth and market presence, and our growth strategy includes such acquisitions.  These transactions may cause you to experience dilution in your equity ownership percentage of our company, and there can be no assurance that we will be able to successfully execute upon these potential acquisitions.  These transactions may have a significant impact upon our overall business, management focus and ongoing cash requirements.  If we fail to properly identify appropriate strategic targets, to negotiate advantageous financial terms, to retain key personnel from acquired companies, or to properly complete and integrate these operations, our business may be adversely affected.

Our customers are on various payment schedules and our liquidity may be negatively impacted if payment schedules change or customers are slow to pay.

We have negotiated a variety of payment schedules with customers, and there is no standard for payment cycles in our business.  These payment schedules are likely to change, and we may not be able to negotiate equally favorable payment schedules in the future. Further, we are vulnerable to delays in payments by customers for services rendered or the uncollectability of accounts receivable.   Either of these factors could have a material adverse effect on our liquidity and working capital position.  We are subject to credit risks from time to time, particularly in the event that any of our receivables represent sales to a limited number of customers.  Failure to properly assess and manage such risks could require us to make accounting adjustments to our revenue recognition policies and our allowance for doubtful accounts.

The value of your investment may be significantly reduced if we cannot fully fund our growth strategy from projected revenue and the proceeds from private placements.

To execute our growth strategy, we expect to need significant further development of both our technology and our marketing infrastructure in existing and new markets.  We have not completely identified all of the development and marketing requirements to successfully execute this strategy.  If we are unable to generate on our own, the necessary funds for operations and to fully implement the actual required development, marketing and expansion activities, we will be required to seek additional capital to fund these activities, and may not be able to continue as a going concern.  In addition, our plans or assumptions with respect to our business, operations and cash flow may materially change or prove to be inaccurate.  In this case, we may be required to use part or all of the net proceeds of private placements to fund such expenses and/or seek additional capital.  This will depend on a number of factors, including, but not limited to:

•	the growth, condition and size of the games and film industries;
•	the rate of growth of customer interest in believable facial animation in their games and films;
•	the rate of market acceptance and new customer acquisition of our services;
•	the rate of new product introduction and uptake by customers;
•	our ability to negotiate favorable pricing and participation terms with customers;
•	our ability to negotiate favorable payment arrangements with customers; and
•	our ability to execute against our growth strategy and manage cash effectively.

If we attempt to raise additional capital, it may not be available on acceptable terms, or at all.  The failure to obtain required capital would have a material adverse effect on our business.  If we issue additional equity securities in the future, you could experience dilution or a reduction in priority of your stock.

Our ability to use net operating loss carryforwards to reduce future years' taxes could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

Section 382 of the Internal Revenue Code contains rules that limit the ability of a company to use its net operating loss carryforwards in years after an ownership change, which is generally defined as any change in ownership of more than 50% of its stock over a three-year testing period. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the stock of a company and/or any change in ownership arising from a new issuance of stock by the company. If, as a result of future transactions involving our common stock, including purchases or sales of stock by 5% stockholders, we undergo cumulative ownership changes which exceed 50% over the testing period, our ability to use our net operating loss carryforwards would be subject to additional limitations under Section 382.

Generally, if an ownership change occurs, the annual taxable income limitation on the use of net operating loss carryforwards is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. Depending on the resulting limitation, a portion of our net operating loss carryforwards could expire before we would be able to use them.

As a result of the exchange transaction on March 10, 2010, we are completing a review of our net operating losses incurred by Image Metrics Limited and Image Metrics CA, prior to the exchange transaction.  Our inability to fully utilize our net operating losses to offset taxable income generated in the future could have a material and negative impact on our future financial position and results of operations.

Disruption and fluctuations in financial and currency markets could have a negative effect on our business.

Financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent years, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. While currently these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which can then lead to challenges in the operation of our business. These economic developments affect businesses such as ours in a number of ways. The tightening of credit in financial markets adversely affects the ability of commercial customers to finance purchases and operations and could result in a decrease in orders and spending for our products as well as create supplier disruptions. Economic developments could also reduce future government spending on our products. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they will have on our business and financial condition.

Our wholly owned subsidiary, Image Metrics Limited, operates in the United Kingdom and we have several customers that pay us in foreign currencies.  Consequently, we are subject to fluctuations in foreign currency exchange rates. Fluctuations in foreign currencies that we make and receive payments in could negatively impact our financial results.

Risks Related to Our Common Stock

Following the effective date of this registration statement, a significant number of shares of common stock will be eligible for sale at the same time as the shares included in this prospectus, which could depress the market price of our common stock.

Following the effective date of this registration statement, 5,689,929  outstanding shares of our common stock, 3,975,397  shares of common stock that may be issued upon conversion of our series A preferred stock, 2,773,519 shares of common stock that may be issued upon exercise of our warrants and 2,342,562  shares of common stock issuable upon conversion of our convertible promissory notes will become eligible for sale in the public market, which could harm the market price of our common stock.  Further, as of March 16, 2011, 11,851,637 shares issued in our March 2010 share exchange are eligible to be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.   We are unable to predict the effect that sales of common stock made under  Rule 144 or upon the registration of the shares included in this prospectus, or otherwise, may have on the then prevailing market price of our common stock.

There is no active public market for our common stock and an active trading market may not develop.

There is currently no active public market for our common stock.  An active trading market may not develop or, if developed, may not be sustained.  The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable.  The lack of an active market may also reduce the market value and increase the volatility of your shares of common stock.  An inactive market may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other companies or assets by using shares of our common stock as consideration.

Our current management can exert significant influence over us and make decisions that are not in the best interests of all stockholders.

As of November 7, 2011, our executive officers and directors as a group beneficially owned approximately 45.8% of our outstanding shares of common stock and voting preferred stock.  As a result, these stockholders will be able to assert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any change in control.  In particular, this concentration of ownership of our outstanding shares of common stock could have the effect of delaying or preventing a change in control, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control.  This, in turn, could have a negative effect on the market price of our common stock.  It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.  Moreover, the interests of the owners of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, could cause us to enter into transactions or agreements that we would not otherwise consider.

Our common stock is considered “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market or exercise price of less than $5.00 per share, subject to specific exemptions.  The market price of our common stock may be below $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of our stockholders to sell their shares.  In addition, since our common stock is quoted on the OTC Bulletin Board, our stockholders may find it difficult to obtain accurate quotations of our common stock and may find few buyers to purchase the stock or a lack of market makers to support the stock price.

No assurance can be given that our shares of common stock will ever be listed on Nasdaq or another national securities exchange.

Our common stock currently trades in the over-the-counter market and is quoted on the OTC Bulletin Board.  When our stock price rises to a level that meets the requirements of the Nasdaq capital market and we meet all other requirements, we intend to apply to list the common stock for trading on the Nasdaq Capital Market.  No assurance can be given that we will satisfy the initial listing requirements, or that our shares of common stock will ever be listed on Nasdaq or another national securities exchange.

We do not anticipate paying dividends in the foreseeable future; you should not buy our stock if you expect dividends.

We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights, and provisions in our charter documents and under Nevada corporate law could discourage a takeover that stockholders may consider favorable.

Our articles of incorporation authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors.  Our board of directors is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders.  The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control.  For example, it would be possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.  In addition, advanced notice is required prior to stockholder proposals.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct.  Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.”  Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should” and similar expressions, including when used in the negative.  Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Actual results may be materially different than those described in this prospectus.  Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors.  Except as required by federal securities laws, we undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered by this prospectus.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC maintains a website, http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us.  Our SEC filings are also available to the public from commercial document retrieval services.  Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Image Metrics, Inc.
1918 Main Street, 2 nd Floor
Santa Monica, California 90405
Attention:  Mr. Robert Gehorsam
Chief Executive Officer
Tel: (310) 656-6565

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders who will receive all of the proceeds from the sale of the shares.  We will not receive any proceeds from the sale of shares of common stock in this offering, except upon the exercise of outstanding warrants.  We could receive up to $13.3 million in cash for the warrant exercise price upon exercise of the warrants held by selling stockholders.  We expect to use the proceeds received from the exercise of the warrants, if any, for working capital and general corporate purposes.  We will bear all expenses of registration incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling stockholders to underwriters, agents, brokers and dealers will be borne by them.  We estimate that our expenses in connection with the filing of the registration statement of which this prospectus is a part will be approximately $94,000.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares of common stock are currently quoted and listed for trading on the OTC Bulletin Board under the symbol IMGX.OB.  Our symbol prior to the closing of our share exchange transaction on March 10, 2010, was ICLA.OB.  No trades, however, were ever made with respect to shares of International Cellular Accessories common stock prior to the share exchange transaction.  As a result, there is no high and low bid information for shares of International Cellular Accessories common stock for the two most recent fiscal years.

The following table sets forth the high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board:

Calendar Quarter	High	Low
2010
Second	$1.70	$1.60
Third	$1.65	$0.60
Fourth	$1.20	$1.00
2011
First	$1.30	$0.09
Second	$0.70	$0.20
Third	$0.55	0.22
Fourth (through November 7)	$0.49	$0.30

See the cover page of this prospectus for a recent bid price of our common stock as reported by the OTC Bulletin Board.

These bid prices represent prices quoted by broker-dealers on the OTC Bulletin Board.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

As of November 7, 2011, there were 18,295,226 shares of our common stock outstanding and approximately 170 holders of record of our common stock.  However, we believe that there are significantly more beneficial holders of our common stock as many beneficial holders hold their stock in “street name.”

This prospectus covers 6,500,000 shares of our common stock offered for sale by the selling stockholders, which consists of 2,509,421 outstanding shares of common stock, 47,096 shares of common stock issuable upon conversion of our series A preferred stock, 2,036,996 shares of common stock issuable upon exercise of our warrants and 1,906,487 shares of common stock issuable upon conversion of all of the current outstanding principal amount of our convertible promissory notes.

Dividend Policy

We do not expect to pay a dividend on our common stock in the foreseeable future.  The payment of dividends on our common stock is within the discretion of our board of directors, subject to our articles of incorporation.  We intend to retain any earnings for use in our operations and the expansion of our business.  Payment of dividends in the future will depend on our future earnings, future capital needs and our operating and financial condition, among other factors.

Equity Compensation Plan Information

There are 3,979,461 shares of common stock reserved for issuance under our 2009 Share Incentive Plan and 2010 Incentive Compensation Plan.  We adopted our 2010 Incentive Compensation Plan on March 10, 2010, and prior to that date, we did not have in place any equity compensation plan.  Also, on March 10, 2010, we assumed Image Metrics Limited’s 2009 Share Incentive Plan.

The following table provides information as of November 7, 2011, with respect to the shares of common stock that may be issued under our existing equity compensation plans.

Equity Compensation Plan Information

Plan category	Number of shares of common stock to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,679,310	$0.80	282,506
Equity compensation plans not approved by security holders	-	-	-
Total	3,679,310	$0.80	282,506

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the three and Nine Months Ended June 30, 2011 and fiscal years ended September 30, 2010 and 2009 should be read in conjunction with the financial statements and accompanying notes included in this prospectus beginning on page F-1.  This discussion contains forward-looking statements, which involve risks and uncertainties.  Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Image Metrics is an established provider of technology-based facial animation solutions to the interactive entertainment industry.  Using proprietary software and mathematical algorithms that “read” human facial expressions, our technology converts video footage of real-life actors into 3D computer generated animated characters.

Image Metrics was founded in 2000 and has devoted its efforts to its computer vision based software.  Over the past two years, in addition to improving the quality of our animation services and technology-based tools, and continuing to develop next-generation animation products, we have successfully expanded our customer base to include several large game and entertainment companies.

Although our traditional business has been providing animation services to the video gaming and film industries, our technology innovation and new product offerings allow us to enter new markets utilizing new business models to achieve higher revenue growth with higher margins than a full service anmation-based business can provide.  In particular, we are transforming our business from a services model to a software model, which can be leveraged into the professional, consumer and education markets.  We believe our technology platform can support  access to many other potential revenue streams, such as computer animated television series (particularly programming for children), the development of real-time businesses in virtual worlds and social networking, and licensing products and services into non-entertainment markets.  We have either developed or are in development on at least four technology products to be offered in the markets noted above.  Most of these take the form of “middleware” or software based tools that other software developers use to create applications for consumers. We are also developing software applications that can be used by consumers to produce real-time animation.

In March 2011 we launched our principal professional software-as-a-service product, Faceware, into the professional market in March 2011 and have already won customers in the videogame, television and music video markets.   The product won a prestigious “Best-in-Show” Award at the 2011 Game Developers Conference, a major trade event.  In May 2011 we announced the availability of our first consumer-oriented product, which enables online users to create photo-realistic 3D characters from a single standard digital photograph and integrate that character across a range of third-party games, social networks and communications applications.   We expect to launch at least two additional products within the next 12 months.   We see particular opportunity in the online games sector, where companies may become customers for multiple Image Metrics products.

Our primary strategy is to maximize revenue and gross margins from our existing B2B (business to business) markets, and then to significantly develop additional commercial applications, particularly in the B2C (business to consumer) realm.

Presently, Image Metrics has a relatively small market share.  Our management anticipates being able to grow our presence by deepening our relationships with existing customers, developing channel partners to increase our global reach without incurring large up-front expenses, improving the awareness of our technological advantages in the marketplace and continuing to develop software that provides  new consumer experiences.  Our revenue was approximately $5.9 million and $3.9 million for the fiscal years ended September 30, 2010 and 2009, respectively, and approximately $6.9 million for the Nine Months Ended June 30, 2011.

Prior to Q3 2011, our historic revenue has been generated from our services provided to existing video game and film animation businesses only, and does not include our prospects for television, social networks and product licensing. While in Q3 2011, we sold our first perpetual license for our Faceware software application.

We have incurred significant operating losses and continue to have negative cash flows. Our ability to continue as a going concern is dependent upon our being able to successfully raise capital through further debt and equity financing.

In the March 2010 private placement, the registration rights provisions provided for the payment of cash liquidated damages by us to investors in the event we failed to cause the registration statement to be filed or declared effective, or to remain effective, in accordance with the foregoing terms.  However, the registration rights provisions provided that no liquidated damages would be owed by us for any such registration defaults if we nevertheless used our best efforts in seeking to comply with those provisions, as determined by our board of directors.  In June 2010, our board of directors determined that we had used our best efforts to comply with the registration rights provisions, but that (among other factors considered) subsequent and ongoing private financing efforts during the summer of 2010 were inconsistent with the filing of a registration statement with the SEC based on integration and other legal theories, as well as our immediate need to secure working capital.  Accordingly, we believe that we have no liability for any cash liquidated damages at this time.

In the private placement that had closings on July 26, August 31 and September 20, 2010, the registration rights provisions did not provide for the payment of cash liquidated damages in the event of registration defaults.  The convertible promissory notes issued to Marie-Rose Kahane provided for the same registration rights as those in the private placement that had closings on July 26, August 31 and September 20, 2010.

Revenue Model

Our principal business, prior to Q3 2011, was earned by charging a “per second” fee for each second of animation that is created for each character on the screen.  For the same animation dollar, the current generation of our technology platform can create up to ten times the quantity of animation as a human alone.  A typical game may have 100 to 200 face/minutes of animation, and a feature film may have 50 to 75 face/minutes of animation.  The fees we earn are based on the quality of the finished animation and range from $25 per second up for simple in-game characters, to more than $500 per second for film quality animation.  This per second fee model allows us to participate more fully in the value we create for customers.

As we introduce our new product offerings, we expect future revenue to be primarily from software licensing to businesses and consumer products.   Additionally, we anticipate generating revenue in the professional business market connected with the licensing of our Faceware offering. During Q3 2011, we licensed our first perpetual license for Faceware, which had revenue associated with it of approximately $5.42 million which represented approximately 79% of our revenue we earned in the nine months ended June 30, 2011.  We intend to reduce our reliance on what has been our traditional revenue stream:  providing full animation services (including performance capture, performance analysis, “re-targeting” of facial data, character rigging, character modeling and finished animation) charging a “per second” fee for each second of animation that is created for each character on the screen.   The traditional model relies on maintaining a staff of professional animators, riggers, modelers and performance capture experts.  The software model requires far fewer internal resources to deliver its results, thereby providing higher margins.

We offer Faceware utilizing the “software-as-a-service” model, whereas our customers pay a license fee to utilize our software based animation technology and pay us service fees for processing their animation utilizing our proprietary animation processes.

Image Metrics is still evolving its business model for its newer products, but in all cases will seek to maximize recurring revenues based on premium revenues charged to consumers or per-user fees.

Critical Accounting Policies

The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

We consider certain accounting policies related to revenue recognition, notes payable, and deferred tax assets and liabilities to be critical policies due to the significance of these items to our operating results and the estimation processes and management judgment involved in each.

Revenue Recognition

We derive revenues from the sale of consulting services, model building, character rigging and animation services. The majority of services are sold in multiple-element arrangements.  We recognize revenue pursuant to the requirements of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 605, as amended by Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements,” when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is presented net of sales, use and value-added taxes collected on behalf of our customers.

For sales that involve the delivery of multiple elements excluding software, we allocate revenue to each undelivered element based on the element’s fair value as determined by vendor-specific objective evidence (“VSOE”), which is the price charged when that element is sold separately, or third party evidence (“TPE”).  When VSOE and TPE are unavailable, fair value is based on management’s best estimate of selling price.  When management’s estimate is used to determine fair value, management makes its estimates using reasonable and objective evidence to determine the price.  For elements not yet sold separately, the fair value is equal to the price established by our management if it is probable that the price will not change before the element is sold separately. We review VSOE, third party evidence, and estimated selling prices at least annually.  As we have concluded we are unable to establish fair values for one or more undelivered elements within a multiple-element arrangement using VSOE, we use TPE or our best estimate of the selling price for that unit of accounting, being the price at which the vendor would transact if the unit of accounting were sold by the vendor regularly on a standalone basis.

For sales that involve the delivery of multiple elements including software licenses, provided all other revenue recognition criteria have been met, we recognize license revenue on delivery using the residual method when vendor-specific objective evidence of fair value (“VSOE”) exists for all of the undelivered elements (for example, support services, consulting, or other services) in the arrangement. We allocate revenue to each undelivered element based on VSOE, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered consulting services based on time and materials rates of stand-alone services engagements. For support services that are deemed to be delivered within twelve months of the delivery of the software, we recognize the revenue upon delivery of the software and accrue for costs we anticipate to incur for providing the support. We review our VSOE at least annually. If we were to be unable to establish or maintain VSOE for one or more undelivered elements within a multiple-element arrangement, it could adversely impact our revenues, results of operations and financial position because we may have to defer all or a portion of the revenue or recognize revenue ratably from multiple-element arrangements. In May 2011, the Company amended its contract with its largest customer. The principal deliverables in the amendment were the sale of a perpetual license to the Company’s Faceware product and a PCS arrangement that will be substantially earned and completed within twelve months of the amendment. As a result of this amendment, the Company recognized the remaining deferred revenue balance, of $5.62 million, associated with this customer during the three months ended June 30, 2011. This revenue accounts for 96% of revenue earned during the three months ended June 30, 2011.

Accounting for Notes Payable with Equity Instruments

In connection with the sale of debt or equity instruments, the Company may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, the Company estimates fair value using either the Monte Carlo Simulation models or the Black-Scholes-Merton model. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. Because of the limited trading history for our common stock, the Company estimates the future volatility of our common stock price based the experience of other entities considered comparable to our company.

Certain of our warrants outstanding contain price protection provisions whereby the exercise price could be adjusted upon certain financing transaction at a lower price per share and therefore are no longer viewed as indexed to our common stock. As a result, the Company accounts for these warrants as a derivative under ASC 815 and recorded them as liabilities under the caption of “Warrant Liability” at fair value. The Company determines the fair value of these instruments through the use of the Monte Carlo Simulation model. In accordance with ASC 480 and 815, any changes to the fair value of these instruments are recorded in interest expense in the consolidated statement of operations.

Deferred Tax Assets and Liabilities

Significant judgment is required in determining our provision for income taxes. We assess the likelihood that our deferred tax asset will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if we determine that the amount to be realized is less or greater than the amount that we recorded. Such adjustments, if any, could have a material impact on our results of our operations.

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Results of Operations

Comparison of Three Months ended June 30, 2011 and 2010

The following table sets forth key components of our results of operations during the three months ended June 30, 2011 and 2010, both in dollars and as a percentage of our net sales.
	3 months ended June 30,
	2011		2010
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$5,872	100%	$926	100%
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	(451)	-8%	(722)	-78%
Gross Profit	5,421		204

Operating Expenses
Selling & Marketing	(188)	-3%	(399)	-43%
Research & Development	(433)	-7%	(323)	-35%
Depreciation and amortization	(20)	-%	(51)	-6%
General & Administrative	(1,153)	-20%	(1,598)	-173%
Total Op Expenses	(1,794)	31%	(2,371)	-256%

Operating income (loss)	3,627	62%	(2,167)	-234%

Interest income (expense)	(234)	-4%	329	36%
Foreign exchange gain (loss)	29	-%	(1)	-%
Loss on investment	-	-	(729)	-79%
Total other income/(expense)	(205)	-3%	(401)	-43%

Income (loss) before taxes	3,422	58%	(2,568)	-277%
Income Taxes	-	%	-	%
Net income (loss)	$3,422	58%	$(2,568)	-277%

Total revenue for the three months ended June 30, 2011 increased by 5313% to $5.87 million, compared to $.93 million in the three months ended June 30, 2010.  The increase in revenue is the result of selling our first perpetual license to use our Faceware software to our largest customer.  The Faceware license was part of an amendment to the contract the company had with its largest customer. The amendment was effective May 1, 2011 and was a multiple element deliverable  contract. The principal deliverables in the amendment were the sale of a perpetual license to the Company’s Faceware product and a PCS arrangement that will be substantially earned and completed within twelve months of the amendment. As a result of this amendment, substantial completion of the earnings process the Company recognized the remaining deferred revenue balance, of $5.62 million, associated with this customer during the three months ended June 30, 2011. This revenue accounts for 96% of revenue earned during the three months ended June 30, 2011.

Cost of Revenue, Excluding Depreciation and Amortization

Costs of revenue primarily consist of direct personnel costs incurred to deliver animation services.  Costs of revenue, excluding depreciation and amortization, decreased by 38%, or $0.27 million, to $0.45 million for the three months ended June 30, 2011, from $0.72 million for the three months ended June 30, 2010.  This decrease was the result of fewer projects being serviced during the three months ended June 30, 2011.

Our profit margin increased significantly for the three months ended June 30, 2011 to 92% from 22% for the three months ended June 30, 2010.  This increase is directly attributable to the majority of the period’s revenue is from the sale of our first perpetual license to use our Faceware software, which during the period had a 100% gross margin.

Sales and Marketing

Sales and marketing expenses primarily consist of compensation costs, including incentive compensation, travel expenses, advertising, and other sales and marketing related costs.  Sales and marketing expenses decreased 53%, or $0.21 million, to $0.19 million for the three months ended June 30, 2011 from $0.4 million for the three months ended June 30, 2010.   The lower expenses were directly attributable to fewer sales personnel.  As the Company continued to develop its software and reduce its reliance on sales of full-service animation, it eliminated all of its full-service animation sales focused personnel.

As a percentage of revenue, sales and marketing expenses for the three months ended June 30, 2011 decreased by 40% compared to the three months ended June 30, 2010.  The decrease compared to revenue is attributable to revenue in the third fiscal quarter of 2011 being significantly higher than the third fiscal quarter of 2010.

Research and Development

Research and development expenses consist primarily of employee-related costs for product research and development.  Research and development expenses increased to $0.43 million for the three months ended June 30, 2011 compared to $0.32 million for the three months ended June 30, 2010.  The increase was attributable to higher personnel as the company continues to expand its R&D efforts on new products. As a percentage of revenue, research and development expenses decreased by 27% for the three months ended June 30, 2011 from June 30, 2010.  This decrease compared to revenue is attributable to revenue in the third fiscal quarter of 2011 being significantly higher than the first fiscal quarter of 2010.

Depreciation and amortization

As a percentage of revenue, depreciation expense decreased to less than 1% for the three months ended June 30, 2011 from 6% for the three months ended June 30, 2010.  This decrease compared to revenue is attributable to revenue in the third fiscal quarter of 2011 being significantly lower than the third fiscal quarter of 2010.

General and Administrative

General and administrative expenses consist principally of employee-related costs, professional fees and occupancy costs.  General and administrative expenses decreased 28% or $0.45 million to $1.15 million for the three months ended June 30, 2011 from $1.6 million for the three months ended June 30, 2010.  The majority of the decreased expenses were from decreased rent and other occupancy costs of $0.09 million, lower travel related expenses of $0.08 million, decreased IT costs of $0.08 million, and a decrease number of personnel resulting in lower payroll of $0.2 million.

Interest Income (Expense)

Interest income and expense is from our notes payable, fair value adjustment for warrant liability and warrants associated with our notes payable.  We recorded interest expense for the three months ended June 30, 2011 of $0.23 million compared to net interest income of $0.33 million in the three months ended June 30, 2010.  This change was attributable to increased usage of our credit facility and higher average debt balances during the period.  We incurred interest expense associated with our outstanding debt of $0.25 million, which was partially offset by interest income of $0.41 million we recognized as a result of the reduction in the valuation of our warrant liability.  The warrants had anti-dilution provisions and are accounted for as a liability until exercised or expired and are marked to market at the end of each reporting period.

As a result of the Company defaulting on certain notes payable issued between October 2006 and February 2010, all outstanding amounts related to these notes payable became immediately payable.  As such, we have classified all these notes payable as current on our Balance Sheet.  These notes continue to accrue interest at 5% per year until paid in full.

Gain (Loss) on Foreign Exchange Transactions

Foreign currency translation was a gain of $0.03 million during the three months ended June 30, 2011 compared to a foreign currency translation loss of less than $0.01 million during the three months ended June 30, 2010.  The variance was the result of fluctuations in the Euro and the British Pound exchange rates for US Dollars.

Comparison of Nine Months Ended June 30, 2011 and 2010

The following table sets forth key components of our results of operations during the nine months ended June 30, 2011 and 2010, both in dollars and as a percentage of our net sales.

	9 months ended June 30,
	2011		2010
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$6,857	100%	$4,887	100%
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	(1,242)	-18%	(2,361)	-48%
Gross Profit	5,615		2,526

Operating Expenses
Selling & Marketing	(668)	-10%	(1,242)	-25%
Research & Development	(1,162)	-17%	(934)	-19%
Depreciation and amortization	(85)	-%	(143)	-3%
General & Administrative	(3,445)	-50%	(5,433)	-111%
Total Op Expenses	(5,360)	-78%	(7,752)	-159%

Operating income (loss)	255	-04%	(5,226)	-107%

Interest income (expense)	1,708	25%	(3,062)	-63%
Foreign exchange gain (loss)	33	1%	(163)	-3%
Loss on investment	-	-	(729)	-15%
Total other income/(expense)	1,741	25%	(3,954)	-81%

Income (loss) before taxes	1,996	29%	(9,180)	-188%
Income Taxes		%	-	0%
Net income (loss)	$1,996	29%	$(9,180)	-188%

Total revenue for the nine months ended June 30, 2011 increased by 40% to $6.86 million, compared to $4.89 million in the nine months ended June 30, 2010.  The increase in revenue is the result of selling our first perpetual license to use our Faceware software to our largest customer.  This agreement was a multiple element deliverable contract, which accounted for approximately $5.62 million of the revenue for the nine months ended June 30, 2011.    In May 2011, the Company amended its contract with its largest customer. The principal deliverables in the amendment were the sale of a perpetual license to the Company’s Faceware product and a PCS arrangement that will be substantially earned and completed within twelve months of the amendment. As a result of this amendment, the Company recognized the remaining deferred revenue balance, of $5.62 million, associated with this customer during the nine months ended June 30, 2011. This revenue accounts for 79% of revenue earned during the three months ended June 30, 2011.

Revenue from full-service animation during the nine months ended June 30, 2011 was significantly lower as a result of our largest customer changing the timing of their next major game release and our continued effort to reduce our full-service animation business and focus more efforts on software licensing and a SaaS model.

Cost of Revenue, Excluding Depreciation and Amortization

Costs of revenue primarily consist of direct personnel costs incurred to deliver animation services.  Costs of revenue, excluding depreciation and amortization, decreased by 47%, or $1.12 million, to $1.2 million for the nine months ended June 30, 2011, from $2.36 million for the nine months ended June 30, 2010.  This decrease was the result of fewer projects being serviced during the nine months ended June 30, 2011.

Our profit margin increased significantly for the nine months ended June 30, 2011 to 82% from 52% for the nine months ended June 30, 2010.  This increase is directly attributable to the majority of the period’s revenue is from the sale of our first perpetual license to use our Faceware software, which during the period had a 100% gross margin.

Sales and Marketing

Sales and marketing expenses primarily consist of compensation costs, including incentive compensation, travel expenses, advertising, and other sales and marketing related costs.  Sales and marketing expenses decreased 46%, or $0.57 million, to $0.67 million for the nine months ended June 30, 2011 from $1.24 million for the nine months ended June 30, 2010.   The lower expenses were directly attributable to fewer sales personnel.

As a percentage of revenue, sales and marketing expenses for the nine months ended June 30, 2011 decreased by 15% compared to the nine months ended June 30, 2010.  The decrease compared to revenue is attributable to revenue in the first nine months of 2011 being significantly higher than the first nine months of 2010.

Research and Development

Research and development expenses consist primarily of employee-related costs for product research and development.  Research and development expenses increased to $1.16 million for the nine months ended June 30, 2011 compared to $0.93 million for the nine months ended June 30, 2010.  The increase was attributable to higher personnel as the company continues to expand its R&D efforts on new products.  As a percentage of revenue, research and development expenses increased by 2% for the nine months ended June 30, 2011 from June 30, 2010.  The increase compared to revenue is not higher as a result of revenue in the first nine months of 2011 being significantly higher than the first nine months of 2010.

Depreciation and amortization

As a percentage of revenue, depreciation expense decreased to 1% for the nine months ended June 30, 2011 from 3% for the nine months ended June 30, 2010.  The decrease compared to revenue is attributable to revenue in the first nine months of 2011 being significantly higher than the first nine months of 2010.

General and Administrative

General and administrative expenses consist principally of employee-related costs, professional fees and occupancy costs.  General and administrative expenses decreased 37% or $1.99 million to $3.45 million for the nine months ended June 30, 2011 from $5.43 million for the nine months ended June 30, 2010.  The majority of the decreased expenses were from decreased legal, accounting and other professional consulting fees of $0.70 million, decreased number of personnel resulting in lower payroll by $0.44 million, decreased rent and other occupancy costs of $0.71 million, and lower travel related expenses of $0.14 million.

Interest Income (Expense)

Interest income and expense is from our notes payable, fair value adjustment for warrant liability and warrants associated with our notes payable.  We recorded net interest income for the nine months ended June 30, 2011 of $1.71 million compared to interest expense of $3.06 million in the nine months ended June 30, 2010.  This increase in income was attributable to reduction in the valuation of our warrant liability.  The warrants had anti-dilution provisions and are accounted for as a liability until exercised or expired and are marked to market at the end of each reporting period.  The warrant liability adjustment to fair market value resulted in net interest income of $2.37 million during the nine months ended June 30, 2011.  Whereas we incurred net interest expense associated with warrant liability during the nine months ended June 30, 2010 of $2.62 million.

As a result of the Company defaulting on certain notes payable issued between October 2006 and February 2010, all outstanding amounts related to these notes payable became immediately payable.  As such, we have classified all these notes payable as current on our Balance Sheet.  These notes continue to accrue interest at 5% per year until paid in full.

Gain (Loss) on Foreign Exchange Transactions

Foreign currency translation was a gain of $0.03 million during the nine months ended June 30, 2011 compared to a foreign currency translation loss of $0.16 million during the nine months ended June 30, 2010.  The variance was the result of fluctuations in the Euro and the British Pound exchange rates for US Dollars.

Liquidity and Capital Resources

We have continued to finance operations through cash flows from operations, as well as debt and equity transactions.  At June 30, 2011, we had $0.07 million in cash and $0.78 million in accounts receivable.  We believe that our cash on hand, cash available from our outstanding credit facility and cash flow from operations will not be sufficient to meet our present cash needs and we will require additional cash resources, including selling equity and seeking additional loans, to meet our expected capital expenditure and working capital needs for the next 12 months. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand or continue our business operations and could harm our overall business prospects.

These conditions indicate a material uncertainty that casts substantial doubt about our ability to continue as a going concern.   We require additional debt or equity financing to have the necessary funding to continue operations and meet our obligations, and we believe that we will be able to obtain financing.  Thus, we have continued to adopt the going concern basis of accounting in preparing the financial statements. The accompanying financial statements do not contain any adjustments for this uncertainty.

Net cash used for operating activities for the nine months ended June 30, 2011 and 2010 were $5.57 million and $7.06 million, respectively.  Our cash flow from operations during the nine months ended June 30, 2011 included net income of $1.99 million, which was positively adjusted for stock comp of $0.30 million, and $0.18 million lower accounts receivable.  These cash inflows were offset by non-cash interest income of $2.28 million from the reduction of the valuation of our warrant liability.  Cash used for operation was also negatively impacted by $5.66 million for the reduction of deferred revenue and net payments for accounts payable of $0.62 million.

The Company used  $0.02 million in cash for investing activities for the nine months ended June 30, 2011 and  2010.  The primary purchases for June 30, 2011 consisted of computer equipment and software.

Net cash provided by financing activities was $5.37 million and $6.72 million for the nine months ended June 30, 2011 and 2010, respectively.  The primary source of cash provided from financing during the nine months ended June 30, 2011 and 2010 was the issuance of convertible notes for $5.41 million and $3.80 million, respectively. Additionally the company received net proceeds of $0.26 million from the sale of shares of its common stock.  Cash inflows during the nine months ended June 30, 2011 were partially offset by $0.20 million of payments on nonconvertible notes and $0.10 million of payments on convertible notes.

We have certain convertible notes that are in default. These notes have not had an adverse impact on our ability to secure additional debt or equity financing and we do not anticipate the defaults on these notes to restrict our ability to secure additional financing in the future. The convertible notes accrue interest at 5% per annum, compounded annually. Upon completion of the share exchange transaction on March 10, 2010, these convertible notes entered a default status as a result of the change of ownership. As of June 30, 2011, the principal and accrued interest owed on these loans was $224,000. The noteholders have not taken any steps to accelerate the notes, which mature by their terms between May 2009 and February 2013.  As of November 7, 2011, approximately $126,000 in principal and accrued interest under the notes have matured and are due based on their respective original maturity dates.

On September 9, 2010, we established a secured convertible loan facility. The facility was initially established for a maximum of $2.60 million. On March 28, 2011, we entered into an amendment to this loan agreement which increased the size of the credit facility to $7.1 million and extended the maturity date to January 31, 2013. Under the amendment, we are required to make payments starting on July 1, 2011 and on the first business day of each month thereafter until paid in full or on the maturity date of the facility. The scheduled payment amount each month equals the total interest accrued on the outstanding principal balance plus $150,000.

Borrowings under the agreement (i) are secured by a first priority lien on all of our assets, including the assets of our principal operating subsidiary, and a cross-guarantee by that subsidiary, (ii) bear interest at 13.5% per annum, and (iii) may be converted at any time and from time to time, at the option of the holder, into shares of our common stock at an exercise price of $1.00 per share.

In the event we fail to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum.

As of November 7, 2011, we had drawn down $7.10 million under the credit facility pursuant to a series of convertible promissory notes, which amount matures on January 31, 2013, subject to mandatory prepayment of principal and interest on the earliest maturity date of any subsequent public or private debt financing received by us at any time before maturity. The credit facility includes affirmative covenants including requirements of us to provide the lender with periodic financial reports and stay in compliance with all laws and governmental regulations and negative covenants including restricting us from incurring any additional indebtedness, restricting us from making any loans, and restricting us from investing in other companies. As of June 16, 2011, we were in compliance with all the covenants. There are no assurances we will not violate these covenants in the future, which could possibly restrict our ability to utilize any unused portion of the facility or could cause the outstanding balance to become due sooner than anticipated. The loans are secured by a first priority security interest in all our assets. Holders of the notes associated with this loan are entitled to receive 7.5% of revenue obtained from the future commercialization of our Facemail offering. The holders are entitled to this revenue share for five years after the initial commercial release of the Facemail offering. The notes are convertible at the option of the holder into shares of our common stock at any time and from time to time on or before the maturity date, at a conversion price of $1.00 per share.

During the third quarter of 2010, we established a $1.5 million credit facility (“Q3 2010 Bridge Loan”). Between May and July 2010, the Company issued $1.5 million in promissory notes under this facility. The payment of the promissory notes and our obligations thereunder are not secured by any collateral. The promissory notes bear interest at 10% per annum and mature at the earlier of February 24, 2011 or such date we complete a private placement of units consisting of one share of our series A convertible preferred stock and a detachable warrant to purchase one-half share of its common stock (an “Offering”); provided that, at any closing of an Offering, not more than 50% of the closing net proceeds will be repaid to any lender before a minimum of $2.50 million in aggregate net proceeds have been raised by us. Upon completing an Offering, the holders of these notes have the option to convert the principal and accrued interest into the Offering at the price of $1.00. In the event we fail to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum and the promissory notes will be convertible into common stock of the Company at a conversion price of $0.50 per share. We may, at our option, prepay all or any part of the principal of the promissory notes without payment of any premium or penalty. The holders of the notes also received warrants to purchase 450,000 shares of our common stock at $1.50 per share and have expiration dates between May and July 2014.

On February 25, 2011, the holder of $0.35 million of the promissory notes amended the terms of the notes, extending the maturity date to December 25, 2011, increasing the interest rate to 12% per annum, and requiring principal payments of $25,000 per month starting March 25 and each month thereafter until December 25, 2011. Additionally, the holder of these promissory notes will receive warrants to purchase 10,000 shares of common stock each month any amount remains outstanding of the notes. Each warrant shall have terms identical to the warrants issued in connection with the original promissory note, except that they shall expire four years from the date of their respective issuance and shall have an exercise price of $1.00.

As of November 7, 2011, we had $0.65 million in promissory notes outstanding under this credit facility, all of which was held by Saffron Hill Ventures Guernsey LTD. The promissory notes outstanding are accruing interest at 10% per annum until paid in full.

Our operating cash flows for the next twelve months are not sufficient to cover our debt payment requirements.  We will need to raise additional cash via equity or debt offerings or renegotiate the terms of the loans currently outstanding.  If we do not meet our debt payment requirements in a timely manner, the interest charged by the holders of the notes payable associated with the different debt obligations we have will increase to 18% per annum.  This increase interest rate would have an adverse impact on our cash flow and ability to seek additional financing.

Comparison of Fiscal Years ended September 30, 2010 and 2009

The following table sets forth key components of our results of operations during the fiscal years ended September 30, 2010 and 2009, both in dollars and as a percentage of our net sales.

	2010		2009
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$5,945	100%	$3,952	100%
Cost of Revenue (exclusive of depreciation shown separately below)	(3,075)	-52%	(2,965)	-75%
Gross Profit	2,870	48%	987	25%

Operating Expenses
Selling and Marketing	1,558	26%	2,706	68%
Research and Development	1,456	24%	2,190	55%
Depreciation	196	3%	218	6%
General and Administrative	6,649	112%	2,785	70%
Total Operating expenses	9,859	166%	7,899	200%

Operating Loss	(6,989)	-118%	(6,912)	-175%
		0%		0%
Interest Expense (net)	(1,760)	-30%	(404)	-10%
Other Income	(12)	0%	-	0%
Loss on Investment	(729)	-12%	-	0%
Foreign Exchange (Loss) Gain	(164)	-3%	537	14%
Total Other (Expenses) Income	(2,665)	-45%	133	3%

Loss before taxes	(9,654)	-162%	(6,779)	-172%
Provision for income taxes	-	0%	-	0%
Net Loss	$(9,654)	-162%	$(6,779)	-172%

Total revenue for the fiscal year ended September 30, 2010 increased by 50 % at $5.95 million, compared to $3.95 million in the fiscal year ended September 30, 2009.  The increase in revenue is the result of our efforts to build brand awareness, identify sales opportunities, and build a broader customer base.

Cost of Revenue, Excluding Depreciation and Amortization

Costs of revenue primarily consist of direct personnel costs incurred to deliver animation services.  Costs of revenue, excluding depreciation and amortization, increased by 4%, or $0.11 million, to $3.08 million for the fiscal year ended September 30, 2010, from $2.97 million for the fiscal year ended September 30, 2009.  The gross profit improved by 23% to 48% in fiscal year 2010 from 25% in fiscal year 2009.  The gross profit improvement  was the result of better management of animation service focused labor, including more inefficient scheduling of resources in alignment with customer needs.  This improvement was attributable to improved processes on managing our process pipeline and project scheduling, as well as gaining efficiencies when removing the excess capacity from our pipeline.

Sales and Marketing

Sales and marketing expenses primarily consist of compensation costs, including incentive compensation, travel expenses, advertising, and other sales and marketing related costs. Sales and marketing expenses decreased 42%, or $1.15 million, to $1.56 million for the fiscal year ended September 30, 2010 from $2.71 million for the fiscal year ended September 30, 2009. The lower expenses primarily were a result of fewer sales personnel, lower use of consultants and lower incentive compensation.

As a percentage of revenue, sales and marketing expenses for the fiscal year ended September 30, 2010 decreased by 43% compared to the fiscal year ended September 30, 2009. During fiscal year 2009, we spent a significant amount of money on buildings its sales team, its market presence and developing its existing customer base. The expense from fiscal year 2009 had a direct impact on increasing revenue in fiscal year 2010. The increased revenue from direct efforts in fiscal year 2009 in combination with a reduction in sales personnel throughout fiscal year 2010 resulted in lower sales and marketing costs for fiscal year 2010.

Research and Development

Research and development expenses consist primarily of employee-related costs for product research and development. Research and development expenses decreased 34%, or $0.73 million, to $1.46 million for the fiscal year ended September 30, 2010 compared to $2.19 million for the fiscal year ended September 30, 2009. The decreases were attributable to fewer employees and a reduction in incentive compensation for the remaining personnel. As a percentage of revenue, research and development expenses decreased by 31% for the fiscal year ended September 30, 2010 from September 30, 2009. This decrease compared to revenue is a direct result of our continued service revenue growth.

Depreciation

Depreciation expense consists of depreciation of long-lived property and equipment. Depreciation expenses remained materially consistent at approximately $0.20 million for the fiscal year ended September 30, 2010 compared to $0.22 million for the fiscal year ended September 30, 2009.

As a percentage of revenue, depreciation expense decreased to 3% for the fiscal year ended September 30, 2010 from 6% for the fiscal year ended September 30, 2009. This decrease compared to revenue is a direct result of our continued service revenue growth and minimal capital expenditures during the fiscal year ended September 30, 2010.

General and Administrative

General and administrative expenses consist principally of employee-related costs, professional fees and occupancy costs. General and administrative expenses increased 139%, or $3.86 million, for the fiscal year ended September 30, 2010 from $2.79 million for the fiscal year ended September 30, 2009. The majority of the increased expenses were from the increased number of personnel resulting in higher payroll by $1.71 million, professional fees that increased by $1.55 million and were primarily incurred for the March 2010 share exchange transaction, debt and equity financing and preparation and review of SEC filings, $0.30 of increased stock compensation for options issued to employees and non-employee directors, and $0.33 million of increased travel expenses.

Interest Income (Expense)

Interest income and expense is from our notes payable , fair value adjustment for warrant liability and warrants associated with our notes payable. We recorded net interest expense for the fiscal year ended September 30, 2010 of $1.76 million compared to interest expense of $0.40 million in the fiscal year ended September 30, 2009. This increase was attributable to the issuance of convertible debt with detachable warrants during the fiscal year 2010. The warrants had anti-dilution provisions and are accounted for as a liability until exercised or expired. The warrant liability resulted in interest expense of $1.2 million during fiscal year 2010. The convertible debt issued in second quarter of fiscal year 2010 had a beneficial conversion feature with a fair value of $0.63 million that was recorded as interest expense. Additionally, net interest expense includes all mark to market adjustments that were incurred during the fiscal year associated with fair value accounting for our outstanding warrants.

As a result of our change in control in March 2010, certain notes payable issued between October 2006 and February 2010 went into default status. All outstanding amounts related to these notes payable became immediately payable. As such, we have classified all these notes payable as current on our Consolidated Balance Sheets. These notes continue to accrue interest at 5% per year until paid in full. The notes mature by their terms between May 2009 and February 2013.

Gain (Loss) on Foreign Exchange Transactions

We had a foreign currency translation loss of $0.16 million during the fiscal year ended September 30, 2010 compared to a gain of $0.54 million during the fiscal year ended September 30, 2009. During the fiscal year ended September 30, 2010, we experienced reduced volatility in the fluctuation of the exchange rates of the European currencies for US dollars and lower amount of transactions in foreign currencies compared to the fiscal year ended September 30, 2009, which resulted in a smaller foreign currency impact in fiscal year 2010 compared to fiscal year 2009.

Liquidity and Capital Resources

At September 30, 2010, we had $0.38 million in cash and approximately $1.0 million credit available under a secured convertible loan.  Borrowings under the loan (i) are secured by a first priority lien on all of our assets, including the assets of our principal operating subsidiary, and a cross-guarantee by that subsidiary, (ii) bear interest at 13.5% per annum, payable at maturity, and (iii) may be converted at any time and from time to time, at holder’s option, into shares of our common stock at a conversion price of $1.00 per share. The loan matures on January 31, 2011, subject to mandatory prepayment of principal and interest on the earliest maturity date of any subsequent public or private debt financing received by us at any time before maturity.  The loan agreement includes customary affirmative and negative covenants, and customary events of default as further described in Footnote 4 in the footnotes to our audited financial statements included in Section 15 of this annual report on Form 10-K.  We have $2.8 million of outstanding convertible promissory notes that are scheduled to mature in the second quarter of fiscal year 2011.

Net cash used for operating activities for the fiscal years ended September 30, 2010 and 2009 was $8.77 million and $3.21 million, respectively.  Our net loss of $9.47 million in the fiscal year ended September 30, 2010, was partially adjusted for noncash interest of $1.62 million, stock compensation expense of $0.42 million, depreciation of $0.20 million and foreign currency transaction loss of $0.16 million.  Operating cash flows were negatively impacted by a $2.82 million decrease in deferred revenue, which was the result of substantial work completed for our largest customer, $0.73 million decrease in investments for the loss on Optasia, and $0.56 million in lower accrued liabilities, primarily from the payout of employee incentive compensation related to fiscal year 2009.  Operating cash outflows were offset by lower prepaid expenses of $0.81 million, increased accounts payable of $0.85 million and lower accounts receivable of $0.16 million.

Net cash used for investing activities for the fiscal year ended September 30, 2010 and 2009 was fairly consistent at $0.16 million, and $0.19 million, respectively.  The primary purchases for September 30, 2010 and 2009 consisted of computer equipment and software.

Net cash provided by financing activities was $8.47 million and $4.09 million for the fiscal year ended September 30, 2010 and 2009, respectively.  The net cash provided from financing activities during fiscal year 2010, was from the issuance of convertible notes, in the amount of $6.30 million and $3.23 million received from the sale of stock.  These cash receipts were partially offset from payments on convertible and nonconvertible notes totaling $0.98 million and the issuance of debt costs totaling $0.08 million.  The net cash provided from financing activities in September 30, 2009, included proceeds from the sale of stock of $1.56 million and issuance of debt totaling $3.40 million, which was partially offset by payments on nonconvertible notes for $0.87 million.

We have certain convertible notes that are in default.  These notes have not had an adverse impact on our ability to secure additional debt or equity financing and we do not anticipate the defaults on these notes to restrict our ability to secure additional financing in the future.  The convertible notes accrue interest at 5% per annum, compounded annually.  Upon completion of the share exchange transaction on March 10, 2010, these convertible notes entered a default status as a result of the change of ownership.  As of September 30, 2010, the principal and accrued interest owed on these loans was $224,000.  The noteholders have not taken any steps to accelerate the notes, which mature by their terms between May 2009 and February 2013.   As of September 30, 2010, approximately $120,000 in principal and accrued interest under the notes have matured and are due based on their respective original maturity dates.

Comparison of 12 Months Ended September 30, 2009 and 2008

The following table sets forth key components of our results of operations during the 12 months ended September 30, 2009 and 2008, both in actual U.S. dollars and as a percentage of our revenue. Our acquisition of Image Metrics Limited was completed after September 30, 2009. The results of operations below refer only to that of Image Metrics Limited, Image Metrics CA, Inc. (a subsidiary of Image Metrics Limited) and International Cellular Accessories.

	Twelve Months ended September 30,
	2009		2008
	Amount	% of Revenue	Amount	% of Revenue
Revenue
Service revenue	3,952	100.00%	2,534	60.85%
Exclusivity revenue	-	0.00%	1,630	39.15%
Gross revenue	3,952	100.00%	4,164	100.00%
Cost of revenues (exclusive of depreciation shown separately below)	(2,965)	-75.03%	(2,247)	-53.96%
	987	24.97%	1,917	46.04%
Operating expenses
Sales and marketing	(2,706)	-68.47%	(2,151)	-51.66%
Research and development	(2,190)	-55.41%	(2,537)	-60.93%
Depreciation and amortization	(218)	-5.52%	(314)	-7.54%
General and administrative	(2,785)	-70.47%	(3,392)	-82.18%
Total operating expenses	(7,899)	-199.87%	(8,394)	-202.31%

Operating loss	(6,912)	-174.90%	(6,477)	-156.27%

Other income (expense)
Foreign exchange gain	537	13.59%	811	19.60%
Interest expense	(404)	-10.22%	(609)	-14.75%
Total other income	133	3.37%	202	4.85%

Loss before taxes	(6,779)	-171.53%	(6,275)	-150.69%
Provision for income tax benefit	-	0.00%	74	1.78%
Net loss	(6,779)	-171.53%	(6,201)	-148.92%

Revenue

Revenue in fiscal 2009 was comprised solely of service revenue; whereas in fiscal 2008, it was comprised of $1.63 million of exclusivity revenue and $2.53 million of service revenue. Total service revenue increased by 56% year-over-year at $3.95 million in fiscal 2009, compared to $2.53 million in fiscal 2008. The increase was largely the result of increased demand for our services derived from the production requirements of our largest customer. Exclusivity revenues were earned pursuant to a multiyear contract with an exclusivity period ended June 30, 2008.

Our largest single customer accounted for 83% and 78% of total consolidated revenues for the fiscal years ended 2009 and 2008, respectively. Our relationship with the customer was governed by a contract between the two parties which identifies prices for the services to be rendered and payments to be made by the customer to us. The contract expired in February 2011.

Costs of Revenue, excluding depreciation and amortization

Costs of revenue consist of direct personnel costs incurred to deliver animation services. Costs of revenue, excluding depreciation and amortization, increased by 32%, or $0.72 million, to $2.97 million for the fiscal year ended September 30, 2009, from $2.25 million for the year ended September 30, 2008. Cost of revenue increase was the result of an increase in the number of projects and service deliverables. Our profit margin was negatively impacted in fiscal 2009 from the loss of high margin exclusivity revenue.

Sales and Marketing

Sales and marketing expenses primarily consist of compensation costs, including incentive compensation, travel expenses, advertising and other sales and marketing related costs. Sales and marketing expenses increased 26%, or $0.56 million, to $2.71 million for the year ended September 30, 2009 from $2.15 million for the year ended September 30, 2008. As a percentage of revenue, sales and marketing expenses increased by 17% year-over-year. The increases were primarily the result of increasing the sales team personnel, which in turn resulted in an increase in related travel and other associated costs for sales.

Research and Development

Research and development expenses consist primarily of employee related costs for product research and development and department related expenses. Research and development expenses decreased 13.7%, or $0.35 million, to $2.19 million for the year ended September 30, 2009 from $2.54 million for the year ended September 30, 2008. As a percentage of revenue, research and development expenses decreased by 5.5% for the year ended September 30, 2009 from September 30, 2008. During 2009, we transitioned our development function from the United Kingdom to the United States resulting in several positions being open for a substantial portion of the 2009 year. By the end of 2009, all open development positions were filled in the United States.

Depreciation

Depreciation expense consists of depreciation of long-lived property and equipment. Depreciation expenses decreased 31%, to $0.22 million for the year ended September 30, 2009 from $0.31 million for the year ended September 30, 2008. This decrease was a result of certain assets becoming fully depreciated. As a percentage of service revenue, depreciation expense decreased to 6% for the year ended September 30, 2009 from 8% for the year ended September 30, 2008.

General and Administrative

General and administrative expenses consist principally of employee related costs, professional fees and occupancy costs. General and administrative expenses decreased 17.9%, or $0.61 million for the year ended September 30, 2009 compared to the year ended September 30, 2008. Approximately $0.54 million of the decrease was from one-time charges in fiscal 2008 for severance payments and rent reductions resulting from the relocation of customer operations to the United States. The remaining decrease was from the reduction of recruiting fees of $0.32 million. These decreases were partially offset by increased payroll of $0.25 million from hiring new employees to support our projected growth. As a percentage of total revenue, general and administrative expenses decreased by 10% for the year ended September 30, 2009 compared to September 30, 2008.

Interest Expense

Interest expense is from our notes payable. Interest expense for the year ended September 30, 2009 decreased 34% or $0.2 million as compared to $.6 million for the year ended September 30, 2008. This decrease was a result of lower debt balances during the year.

Gain (Loss) on Foreign Exchange Transactions

Foreign currency translation expense decreased $0.3 million to a foreign currency loss of $0.5 million for the year ended September 30, 2009 compared to a $0.8 million foreign currency loss for the year ended September 30, 2008.

Income Tax Expense

We received a government based research tax credit in the United Kingdom in the amount of $0.07 million for the year end September 30, 2008. In fiscal year ended September 30, 2009, we did not qualify for the credit.

Liquidity and Capital Resources

We have continued to finance operations through cash flows from operations, as well as debt and equity transactions. At September 30, 2009, we had $0.9 million in cash, including $0.1 million of restricted cash related to our office space lease in Santa Monica, and approximately $1.65 million credit available under a convertible loan.  Borrowings under the loan bear interest at 6.5% per annum, payable on or before March 31, 2011 and are contingently convertible into shares of the Company’s stock.  If the Company raises more than $2.5 million in equity funding prior to repayment of the outstanding balance, the lender may at its option convert the outstanding amount of the loan and any accrued interest into shares of Image Metrics stock pursuant to the terms of the funding or $2.62 per share, if the Company does not complete an equity funding of more than $2.5 million.

Net cash used for operating activities for the fiscal year ended September 30, 2009 was $3.21 million.  Our net loss of $6.78 million in the fiscal year ended September 30, 2009, was partially adjusted for noncash interest of $0.24 million, stock compensation expense of $0.10 million, depreciation of $0.22 million and foreign currency transaction gain of $0.54 million.  Operating cash flows were positively impacted by a $4.01 million increase in deferred revenue, which was the result of payments received from our largest customer towards future projects,  Operating cash inflows were offset by lower accounts receivable of $0.41 million.

Net cash used for investing activities for the fiscal year ended September 30, 2009 was $0.19 million, primarily for purchases of computer equipment and software.

Net cash provided by financing activities was $4.09 million for the fiscal year ended September 30, 2009.  The net cash provided from financing activities in September 30, 2009, included proceeds from the sale of stock of $1.56 million and issuance of debt totaling $3.40 million, which was partially offset by payments on nonconvertible notes for $0.87 million.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Registration Rights

In the March 2010 private placement, the registration rights provisions provided for the payment of cash liquidated damages by us to investors in the event we failed to cause the registration statement to be filed or declared effective, or to remain effective, in accordance with the foregoing terms. However, the registration rights provisions provided that no liquidated damages would be owed by us for any such registration defaults if we nevertheless used our best efforts in seeking to comply with those provisions, as determined by our board of directors. In June 2010, our board of directors determined that we had used our best efforts to comply with the registration rights provisions, but that (among other factors considered) subsequent and ongoing private financing efforts during the summer of 2010 were inconsistent with the filing of a registration statement with the SEC based on integration and other legal theories, as well as our immediate need to secure working capital. Accordingly, we believe that we have no liability for any cash liquidated damages at this time.

In the July – December private placements, the registration rights provisions did not provide for the payment of cash liquidated damages in the event of registration defaults. The convertible promissory notes issued to Marie-Rose Kahane provided for the same registration rights as those in the private placement that had closings between July and December 2010.

Cash Requirements

As of June 30, 2011, we have $0.67 million in cash on hand and the $0.78 million in accounts receivable.  We believe that our cash on hand, cash available from our outstanding credit facility and cash flow from operations will not be sufficient to meet our present cash needs and we will require additional cash resources, including selling equity and seeking additional loans, to meet our expected capital expenditure and working capital needs for the next 12 months. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand or continue our business operations and could harm our overall business prospects.

These conditions indicate a material uncertainty that casts substantial doubt about our ability to continue as a going concern.   We require additional debt or equity financing to have the necessary funding to continue operations and meet our obligations, and we believe that we will be able to obtain financing.  Thus, we have continued to adopt the going concern basis of accounting in preparing the financial statements. The accompanying financial statements do not contain any adjustments for this uncertainty.

Foreign Exchange Fluctuations

We are maintaining a market presence in the United Kingdom and throughout Europe. As a result, fluctuations in the values of the currencies in which we generate revenue and incur expenses could adversely impact our results. Fluctuations in currencies relative to the U.S. dollar have affected and will continue to affect period-to-period comparisons of our reported results of operations. For the nine  month ended June 30, 2011, we had foreign currency transaction gains of  $0.03 million while we had foreign currency transaction losses of $0.16 million during the Nine Months Ended June 30,  2010. The variance was a result of significant fluctuations in the exchange rate between the British pound and the US dollar. As a result of the constantly changing currency exposures and the volatility of currency exchange rates, we may experience foreign currency losses in the future. We cannot predict the effect of exchange rate fluctuations upon future operating results. Although we do not currently undertake hedging transactions, we may choose to hedge a portion of our currency exposure in the future.

Interest Rate Fluctuations

 Fluctuation in interest rates could impact our ability to obtain additional debt financing. Historically, we have used external financing to fund operations and fluctuations could have a significant impact on our operating results.

Impact of Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”). ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards. The amendments in ASU No. 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The Company does not expect the adoption of ASU No. 2011-04 to have a material impact on the Company’s consolidated financial statements.
In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”). ASU No. 2011-05 requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU No. 2011-05 also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. We will adopt the updated guidance in the first quarter of fiscal 2012. Since the updated guidance only requires a change in the placement of information already disclosed in our consolidated financial
Statements, the Company does not expect the adoption of ASU No. 2011-05 to have a material impact on the Company’s consolidated financial statements.

BUSINESS

Overview

We are an established provider of technology-based facial animation solutions to the interactive entertainment industry. Using proprietary software and mathematical algorithms that “read” human facial expressions, our technology converts video footage of real-life actors into 3D computer generated animated characters. We believe that our technology provides us with competitive advantages and has been used to create some of the most notable video games, music videos and movies made in the past five years. Examples of our facial animation projects include the 2008 “Grand Theft Auto IV” video game, which generated over $500 million in sales in its first week, the 2009 computer generated aging of Brad Pitt in the feature film “The Curious Case of Benjamin Button,” which won three Oscars including one for achievement in visual effects, the 2009 Black Eyed Peas’ “Boom Boom Pow” music video, which earlier this year won the Grammy Award for best short form music video, and the 2010 “Red Dead Redemption” video game, which sold more than 5 million copies in its first two weeks.

Our key intellectual property is protected by several patents registered in the United States and significant well-documented trade secrets. We are continually updating our software and are prosecuting a roadmap of technology innovations.

Founded in the United Kingdom in October 2000 by scientific professionals with extensive credentials in computer vision, we focused on facial animation. Soon after, we applied that technology to the games market on the Sony Computer Entertainment (London) video game, “The Getaway,” in 2002. Rockstar Games also saw the benefits of our facial animation technology early on, using our services on titles as early as “Manhunt” in 2003. Rockstar has been our largest customer since then and has continued to expand its use of our technology including signing a $5 million license deal in February 2011 to use our Faceware product.

Following our initial game industry success in the United Kingdom, we saw great potential in the larger entertainment industry based in Hollywood, California. We were especially interested in introducing our technology to the film industry, which was pushing (and continues to push) the boundaries of photorealism in computer-generated characters. In 2006, our Santa Monica office was opened. We quickly expanded our customer base, working with film and visual effects (VFX) studios, commercial producers and additional game developers.

Although our traditional business has been providing animation services to the video gaming and film industries, our technology advancements and current product offerings allow us to enter new markets utilizing new business models to achieve higher revenue growth with higher margins than a full service animation-based business can provide. In particular, we are transforming our business from a services model to a software model, which can be leveraged into the professional, consumer and education markets. Our technology platform can support cost-effective access to many other potential revenue streams, such as computer animated television series (particularly programming for children), the development of real-time businesses in virtual worlds and social networking, and licensing products and services into non-entertainment markets. We have either developed or are in development on at least four technology products to be offered in the markets noted above. Most of these take the form of “middleware” or software based tools that other software developers use to create applications for consumers. We are also developing software applications that can be used by consumers to produce real-time animation.

In January 2011, we acquired the assets of Big Stage Inc., a company whose proprietary technology enables online users to create photo-realistic 3D characters from a single photograph and integrate those characters into a wide range of digital content. The acquisition marked a significant step in the creation of our product line for consumer markets.

In March 2011, we launched our principal professional software-as-a-service product, Faceware, into the professional market and have already won customers in the video game, television and music video markets. The product won a prestigious “Best-in-Show” Award at the 2011 Game Developers Conference.

In May 2011, we announced the availability of our first consumer-oriented product, which enables online users to create photo-realistic 3D characters from a single standard digital photograph and integrate that character across a range of third-party games, social networks and communications applications. We expect to launch at least two additional products within the next 12 months. We see particular opportunity in the online games sector, where companies may become customers for multiple Image Metrics products.

Our primary strategy is to maximize revenue and gross margins from our existing B2B (business to business) markets, and then to significantly develop additional commercial applications, particularly in the B2C (business to consumer) realm.

We have a strong executive team with broad-based experience in managing and ramping later-stage development companies. The collective expertise of this group encompasses building B2B and B2C enterprises, technology and product development, sales and marketing, financial structuring, mergers and acquisitions, public company management and other requisite professional skills.

Our Chairman of the Board has spent the past 25 years at the forefront of computer graphics, having participated in the design of the technology used in the motion picture “Jurassic Park” and in building the graphics platform used by Nintendo for its video game console. One of our outside directors is the current Chairman of Virgin Group Holdings, the holding company that owns brands such as Virgin Media, Virgin Mobile and Virgin Atlantic. Our Chief Executive Officer has more than 20 years of management experience in the online games and entertainment industries. His management roles include being the President and a director of Forterra Systems, Inc., Senior Vice President, Programming and Production at Viacom's CBS Internet Group, and Senior Vice President for Programming and Production at Sony Online Entertainment.

Target Markets and Customers

Improvements in facial animation technology has increased audience expectations and artistic demands of producers to animate faces realistically and more cost-effectively. The simultaneous improvement in consumer hardware has further expanded the number of platforms upon which our output can be experienced.

In the immediate future, we have two primary target markets: professional animators in computer games and animated films, and software developers in the games and social network markets. These two key B2B markets, dominated by professional graphic artists, continue to perform strongly against a difficult economic environment. Animation is a product differentiator in both industries and is expected to benefit from additional investment over time. Within the professional animation market (our current market), our customers include:

Games:	2K Games	CapCom	MTV Interactive	Ubisoft

	Activision Blizzard, Inc.	Code Masters	Rockstar Games

	Bethesda Game Studios	Electronic Arts, Inc.	Sony Computer Entertainment

Film:	Digital Domain	Sony Pictures Imageworks

	Double Negative	Threshold Entertainment

We own what we consider to be a paradigm-shifting technology in the field of performance-driven facial animation. Traditionally, animation has been done by hand and perceived as very labor intensive; whereas our technology automates part of the process reducing the amount of labor hours and hand animation required to complete high quality, realistic animation. The technology creates highly realistic animated faces, which are otherwise difficult or expensive (or both) to create. The technology is typically used in the production of computer games and high-budget films; however, new applications are expanding the market to include television, advertising and eventually consumer-generated animated content over the Internet (online gaming, social networking and virtual worlds). We estimate that the size of the television market for facial animation is as large as all other current markets combined. We believe there is also an opportunity in online interaction (i.e., social networking, virtual worlds and multiplayer games online), although it is difficult to quantify the opportunity in its nascent stages. With our acquisition of automated character creation technologies from our purchase of the assets of Big Stage Inc., we now possess integrated technologies that enable online consumers to create and animate high-quality 3D characters without possessing any technical or even artistic abilities.

Competition

In the professional market, we primarily compete with two legacy methods for creating facial animation: hand animation and facial motion capture. Hand animation requires highly talented artists for long periods of time, is expensive to accomplish and is challenged in creating images which are realistic and believable. Motion capture uses facial markers which capture only part of the facial expressions and emotions. The process is complicated, and we believe that the quality is low and the results are often disappointing. Accordingly, we maintain a competitive advantage through design quality, aesthetic potential, reliability and constant attention to project timeframes and costs.

There are competitive existing technologies in the market, but they generally make minor improvements to efficiency in the traditional methods:

•	Increases hand animation efficiency: Autodesk’s Face Robot.®

•	Improves motion capture efficiency: Pendulum’s AlterEgo, MotionBuilder and Vicon’s Diva/Blade.

As we have entered the market, we have found immediate acceptance and a competitive advantage when we demonstrate how easy it is to use our technology. In fact, we believe that as people adopt our software in place of other facial animation methods, the overall use of facial animation will rise, expanding our market further. The ability for an enduser to use our software to produce animation without any training will entice users to expand animation applications into more everyday uses.

There have been, and will continue to be, many attempts to create a directly competing technology. Many companies in the film industry which have attempted to develop their own technology solution, have not been satisfied with their own results, and are now in various stages of discussion with us about adopting our technology platform. Other technological approaches, including motion capture technologies and software based animation programs, have been launched by companies or incubated within the research community, but none that we believe have been able to come close to our technology leverage, efficiency, scalability, or market penetration. To date, we are not aware of any direct competitor or technology that can offer the same value proposition to the customer in any of our current or proposed markets.

In the consumer market, the only competition to our real-time technology is Microsoft, which has demonstrated but not released an enhancement to their Kinect system that produces rudimentary facial movements on low-resolution characters for the xBox system. Our analysis of their technology leads us to believe it is significantly behind Image Metrics in capability.

In the market for “automatic” character creation, competitors include:

•	Darwin Dimensions LLC – Darwin Dimensions’ Evolver platform enables the creation of 3D avatars from photographs.
•	Daz3D-Gizmoz, Inc. – Like Darwin Dimensions, this company provides an avatar-creation “workbench” that is more geared towards developers and hobbyists than the online consumer.

Technology and Intellectual Property

Traditionally, animated visual entertainment has relied on frame-by-frame animation or highly invasive “motion-capture” (“mo-cap”) equipment to reproduce human facial movements. Both methods are costly, labor-intensive and in the case of mo-cap, require actors to wear special equipment in purpose-built studios. Our software captures facial details direct from video footage and produces potentially photo-real facial animation with minimal manual intervention, eliminating the need for special equipment and substantially accelerating the entire animation process. Our technology is superior to alternative animation products in three principal respects:

•	Quality - We capture realism at a far greater degree of fidelity and subtlety than any other method of facial animation.

•
Speed - Through the use of our patented software technology, we remove a massive amount of the most tedious portions of the animation process, leading to far faster turnaround times. Often 30 seconds of animation takes one animator up to one week, an animator using our software tools and proven process can produce 30 seconds of animation in one day.

•
Simplicity - Our solutions are incredibly simple to use. No special cameras, no special markers, no specific procedures are required. Traditional motion capture solutions require tracking markers to be glued to the face, or extensive make-up to be used, both of which cause discomfort to the actors themselves.

Adopting our technology can make facial animation immediately faster, better or cheaper for the customer. Our customers choose how to put this technological leverage to work. Some use it to deploy high quality animation, some use it to improve their animation production efficiency, and other customers use the platform to raise the quality of their animation for a specific amount of animator time. Still other customers realize cost savings in their standard quality of animation, versus their past methods.

We are continually updating our software and have built a pipeline of enhancements to the features of our technology. Our next generation platform will materially increase the speed at which a video may be analyzed, further shrinking production time for creators of games and producers of animated films. We also believe that we can efficiently use our existing technology platform and its embedded costs to leverage into new markets such as television and social networking, as most of the fixed costs have already been absorbed by our existing businesses (video gaming and film). We are currently evaluating potential third party partners to help us introduce our technology to these markets and anticipate making initial entry into these markets within the next 24 months.

Products and Services

Our key areas of expertise are model-based analysis, where systems are created to learn about objects as they appear in images, and model-based graphics, where systems are built to learn how to make 3D objects move. To date, most of our images have related to faces, but the range of potential applications is much wider. We have already built a pipeline of facial animation products and have created a software offering. The first of these, Faceware, is offered on a software-as-a-service (SaaS) licensing basis. Other products will also follow a licensing model, but will be based either on per-user fees or revenue-sharing.

Full Service and SaaS Offerings

In a SaaS project, customers manage the creative process in-house and use their animators to execute the animation. We provide the software tools, training and process expertise they need to get the leverage out of our solution. In a full service project, we provide both the animators and the technology to deliver a finished product which is tailored to each customer’s specifications.

Our review of a customer’s needs usually indicates whether they should pursue a full-service or SaaS solution. Generally, customers who want creative control and have qualified animators gravitate towards a SaaS solution, while those who are understaffed or for who artistic direction is less important will choose full-service.

Full service commands higher revenue because of the value-added steps in the process, but overall margin is lower due to the low-margin human component of costs. We have traditionally been heavily full-service focused, and only introduced our SaaS product in 2008. However, we are focusing our efforts on our SaaS product with the aim of contributing to increased margins.

Software Licensing

Within the past twelve months, we have begun to shift our emphasis to offering customers licenses to use our software, including the recent release of Faceware. Licensing should enable us to quickly access large existing commercial and consumer markets without significant up-front expenditures and start-up time.

Beyond the professional entertainment market, we see untapped potential in online consumer markets. According to independent investment banking firm Avista Partners, there are more than 90 million interactive users in the United States alone, playing multiplayer games, interacting on social networks and working together in virtual worlds.

The common thread between these markets is that the users are fundamentally online to interact with others via an “avatar.” An avatar is a computer user’s representation of himself/herself or alter ego, in the form of a three-dimensional model used in computer games or a two-dimensional picture used on Internet forums or in other communities. Almost every online character has a face, and being able to project realistic facial movement in the world improves intimacy and generates more natural and real interactions. As a result, we believe that users will likely spend longer periods of time online, purchase more goods and services, and their general satisfaction will be enhanced.

We are actively adapting our technology to address this opportunity. Our new real-time technology captures real-time facial movement from any web-cam, and transmits it into these virtual environments. We have identified early development partners in these markets and believe that this product can be first-to-market for applications such as in-world face-to-face interaction, multiplayer gaming, in-world training, virtual video conferencing and in-world conferences and symposia. We estimate we will have a user ready application within the next 24 months.

Customer Contracts

Generally, we perform services on a project-by-project basis and require all work to be documented by a written contractual agreement. Our project contracts are usually terminable by the customer for any or no reason on 30 days advance notice. If a number of our customers were to exercise cancellation rights, our business and operating results would be materially and adversely affected.

Licensing deals generally follow standard software licensing terms, and provide for support and training provisions. Our Faceware model is based on per-second processing fees, which are typically not paid up-front. Although the majority of our historical contracts have been cancellable with 30 days notice, our largest customer, Take Two Interactive, has paid for an up-front perpetual license to Faceware valued at $3,500,000 and is not cancellable. The Faceware license was part of a contract amendment with Take-Two Interactive signed in May 2011 for a total value of $5,000,000, all of which was previously paid by Take-Two under its previous contract with us.

Highlights of Growth Strategy

After nine years of product development, we believe that our technology has been thoroughly market tested, and since 2009 we have been transitioning our focus to appropriately package and distribute our software products and animation services. We have spent the past 30 months preparing the business to capitalize on our core markets, as well as new market opportunities. We have hired a new senior management team, several independent board members and an industry-experienced advisory board. We have refined the message to our market and started gathering proof points on how to scale our revenue in these markets.

We are preparing to accelerate revenue growth and product development. Our growth strategy includes the following elements:

•
Continue to penetrate the core film and games markets . We believe it has a greater ability to reach more customers with a software offering compared to a services-only offering. Many of the largest and most prestigious animation companies are reluctant to out-source character animation, as they possess world-class talent internally and are cautious about letting sensitive content leave their premises. Prospects whom were previously unavailable to Image Metrics are now engaged in business discussions about adoption of our Faceware SaaS offering.

•
Explore opportunities in online consumer interaction, including social networking, multiplayer games and virtual worlds. A portion of the proceeds from our recent private placements are being used to address the potential B2B and B2C markets for our products within the virtual world where companies create communities and attract users to interact through games, chatting and social networking. We believe the revenue potential and scalability from virtual worlds are significant. While this market is in its early stage of development, we believe that a small amount of investment now can position our company to be first-to-market in an exciting and potentially lucrative space. Management believes that there are multiple revenue opportunities, including licensing, revenue-sharing on virtual goods and participation in premium subscriptions

•
Create partnership programs to accelerate sales. We have received unsolicited interest from third-party service providers in reselling our facial animation products and services. On the professional animation side of the business, traditional animation companies, motion capture services, and audio capture services have had difficulty providing high-quality facial animation at a profit, and we believe that our products will provide them with an additional margin and revenue opportunity. We believe that we can develop revenue-sharing relationships with these companies that are beneficial for both sides. In addition, the games and film businesses are connected to a rich ecosystem of technology companies that we believe would make fitting partners.

•
Market our products globally. Our historic business assumes only sales from the United States and the United Kingdom, where we have existing operations. A sizable amount of the animation business takes place in other geographic markets, and we intend to expand our sales and marketing efforts to cover continental Europe, Southeast Asia, China, India, Japan and South America. We believe that our expansion will be enabled primarily by entering into reseller and distributor relationships on a worldwide basis, and have begun discussions to accomplish that goal.

•
Develop the animated television series market. Animated television series represent a potentially rich untapped market for us, possibly doubling our aggregate addressable market. There are many computer graphics applications in the market, with a large number of face/seconds of animation, and there is no current technology solution in the market for facial animation. We believe that our product can be adapted to provide a highly differentiated offering for this market. We plan to develop a channel strategy to enter this market, to engage with partners to identify the specific needs of this market, and to develop the appropriate product for the market.

•
Introduce new products into all markets. Our technology roadmap includes a variety of new proprietary products that we believe will have immediate uptake in the market, and will raise our average revenue per customer in the future. We also believe that customers will grow to rely on these new products, which will increase switching costs and will increase customer retention over time.

•
Pursue strategic mergers and acquisitions. While our management team believes that our primary focus is on organic growth is critical, we have engaged from time to time in discussions with other technology companies about potential business combinations. In January 2011, we acquired the assets of Big Stage Inc. to accelerate our entry into consumer technology markets. Our management team has significant experience in mergers and the integration of operating companies, and we believe that strategically appropriate, well-executed acquisitions could create accelerated growth. Our ideal acquisitions would be complementary businesses, assets and technologies that share the same customer target and value proposition. These combinations could raise average customer value, increase the depth of customer relationships and better leverage our investment in developing our sales channels into these markets.

Sales and Marketing

Historically, we have focused on technology development rather than aggressively driving sales. In 2009 and 2010 we developed a direct sales force to sell animation services primarily into the games market. We believe that this approach is less effective for selling software solutions. While we will maintain a small direct sales force primarily in the US and the UK, we will focus on using a range of channel partners to expand our coverage into the global animation and interactive entertainment markets. This will take several forms:

•
Using resellers and full-solution providers in the animation market for driving Faceware sales. For example, Image Metrics receives a high volume of inquiries from prospective customers in Russia, which is a burgeoning market for animation. The only plausible way to reach and support these customers is through resellers and solution partners. Image Metrics is in discussion with a number of such companies.

•
Using inside sales capacity based on our website platform. In March 2011 – coincident with the launch of Faceware 3.0 – we re-designed our website to support direct response, downloading of trial software and online training and seminars. To date we have received over 1,000 inquiries and downloads, and have established systems to qualify and convert these inquiries. We routinely conduct online webinars that offer training and best practices for Faceware, and these typically get 70-100 registrants.

•
For our upcoming consumer-related technologies, which are targeted more at internet and entertainment software developers we will utilize a small business development team to reach prospects with high user reach. For prospective direct consumer products, we will utilize social media platforms and app stores as distribution channels.

Government Regulation

Our activities currently are not subject to any particular regulation by governmental agencies other than that routinely imposed on corporate businesses. However, a number of our customers and potential customers, such as developers of interactive software games, are in industries where software products containing graphic violence and sexually explicit material are subject to consumer advocacy group opposition, government rating systems and, in certain cases, retailer sales bans. We cannot predict the impact of future regulations on either us or our customers. Currently, we have not had any material impact from any government regulations nor do we anticipate any material impact from any future regulations.

Employees

We had 34 full-time employees as of October 29, 2010, of whom 23 were in product development, operations, and engineering, 5 in sales and marketing, and 6 in general, administrative and executive management. In addition, we make use of a varying number of temporary employees and outsourced services to manage the normal cyclical growth and decline of animation staff requirements. None of these employees are covered by a collective bargaining agreement and our management considers relations with employees and services partners to be good.

Facilities

We lease approximately 8,000 square feet of office space in Santa Monica, California and 2,350 square feet of office space in Manchester, United Kingdom, to house our administrative, marketing and product development activities. We pay $0.04 million per month in rent in Santa Monica, under a lease that expires on March 31, 2014, and $7,000 per month in rent in Manchester, under a lease that expires in November 2012.

Legal Proceedings

We are not involved in any pending or threatened legal proceedings.

MANAGEMENT

Executive Officers and Board of Directors

The names and ages of our directors and executive officers, and their positions, are as follows:

Name	Age	Position

David Rolston, Ph.D.	58	Chairman of the Board

Robert Gehorsam	56	Chief Executive Officer and Director

Ron Ryder	42	Chief Financial Officer

Kevin Walker, Ph.D.	36	Chief Technology Officer and Co-Founder

Ranjeet Bhatia	40	Director

Peter Norris	52	Director

Unless otherwise noted, all of our directors and executive officers joined our company in the same positions that they held in Image Metrics Limited at the closing of our share exchange transaction on March 10, 2010. The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and executive officers are as follows:

David Rolston, Ph.D., Chairman of the Board, is a computer graphics pioneer, with more than 25 years of experience in the industry. He joined the Board of Image Metrics Limited in March 2008 and became its Chairman in August 2008. He has served as the Chief Executive Officer of SiPort, Inc., since December 2009. Prior to SiPort, he was the Chief Executive Officer of Forterra Systems Inc., a provider of virtual worlds software, and had held this position since June 2005. From 2001 until joining Forterra, he was General Manager and Vice President of Engineering at ATI Technologies. He has also held the positions of Chief Executive Officer of Multigen/Paradigm and General Manager/Director of Marketing at Silicon Graphics. He received a Ph.D. in Computer Science and an M.S.E. degree in Industrial Engineering from Arizona State University, and a B.S.E. degree from Northern Arizona University.

Mr. Rolston’s more than 25 years of experience in computer graphics, academic knowledge and day-to-day operational leadership of other technology growth companies make him well qualified as a member of our board.

Robert Gehorsam, Chief Executive Officer and Director, joined our company in September 2010. Prior to joining our company, Mr. Gehorsam was the President and a member of the board of directors of Forterra Systems, Inc., a provider of virtual worlds software, from June 2005 to January 2010, Chief Executive Officer from July 2004 to May 2005, and Vice President from May 2002 to June 2004. Prior to Forterra, Mr. Gehorsam served as Senior Vice President, Programming and Production at Viacom's CBS Internet Group, where he was responsible for content, creative, production and operations for CBS.com, CBSnews.com and related wholly-owned CBS internet properties, from June 2000 to July 2001. Prior to joining Viacom, he was Senior Vice President for Programming and Production at Sony Online Entertainment from May 1997 to May 2000. In addition to business planning for Sony Online, he was directly responsible for all operations, product acquisition and development, and technology for The Station@sony.com, one of the world's most popular game destinations on the Internet. Mr. Gehorsam received a B.A. degree from Grinnell College.

Mr. Gehorsam brings extensive internet and digital media industry knowledge to the company and a deep background in technology product development, production and management, having worked in executive roles in the industry, making him well qualified as a member of the board.

Ron Ryder, Chief Financial Officer, joined Image Metrics Limited as Chief Financial Officer in May 2009. From October 2006 through May 2009, he was a Principal at Matrix Consulting , a financial consulting firm in Los Angeles. He has advised on technical issues for clients such as Robertson Properties Group, The Walt Disney Company and Celetronix. From January 2005 through July 2006, he served as Chief Financial Officer of Post Logic Studios with a focus on operational management and ERP system implementation. He also served as the Chief Financial Officer of Virgin Studios Group from 1998 until its sale to Accent Media in 2002, and as an entertainment specialist for Ernst & Young from 1995 to 1997. Mr. Ryder is a Certified Public Accountant, and received his B.S. degree from Cal State Northridge.

Kevin Walker, Ph.D., Chief Technology Officer and Co-Founder, co-founded Image Metrics Limited in 2000 and leads the team that invented and continues to develop our core technology. Dr. Walker has published 11 technical white papers since 1997 relating to his work on active appearance models and the use of computer vision in animation, and holds several patents in the field. Dr. Walker received the British Machine Vision Conference Best Poster Prize in 1997. He received his Ph.D. in Computer Vision and Face Recognition and a B.Sc. degree in Computer Science from the University of Manchester, England.

Ranjeet Bhatia, Director, joined the Board of Directors of Image Metrics Limited in 2002. Mr. Bhatia has served as the Managing Director of Saffron Hill Ventures Ltd., a private equity fund, since May 2000. Prior to that, he worked as Senior Investment Advisor to the Chairman of Loot Group of Companies and held various financial positions at Citigroup, DynCorp, Booz Allen & Hamilton, and other companies. He received an M.B.A. degree from UCLA, an M.A. degree from Johns Hopkins University, and a B.A. degree from Occidental College.

Mr. Bhatia has extensive knowledge of capital markets and private equity investing (with a focus on early-stage and growth companies) from experience with Saffron Hill Ventures, making his input valuable to the board’s discussions of our capital markets activities, cash management, liquidity needs and risk analysis. As a director since 2002 and representative of the company’s largest stockholder, Mr. Bhatia leads the board with his own history of innovation and strategic vision for the company.

Peter Norris, Director, who joined our Board of Directors in March 2010, was appointed non-executive Chairman of the Board of Virgin Group Holdings, the holding company that owns brands such as Virgin Media and Virgin Atlantic, in November 2009. Mr. Norris has over 30 years experience in corporate finance and international capital markets, including senior positions as the Chief Executive of investment banking at Barings and Vice President of Investment banking division at Goldman Sachs. In 1995, he founded boutique advisory firm New Boathouse Capital, which he sold to merchant banking firm Quayle Munro in 2007, staying as chief executive of the combined business until his appointment with Virgin Group. Mr. Norris received a degree in Modern History from Oxford University.

Mr. Norris’ experience as an investment banker and non-executive chairman of a major media group, as well as intimate knowledge of the United States-United Kingdom business environment, make him well qualified to be a member of the board. Mr. Norris’ experience as a director of Virgin Group Holdings gives him exposure to the corporate governance practices of a larger company.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors, subject to board member designations described below under “Board Composition”. Officers are elected annually by the board of directors and serve at the discretion of the board.

Advisory Board

In addition to our management team, we have established an advisory board with members, experienced in the media and technology industries, to advise and assist us in gaining broad marketplace acceptance and to enhance our marketing capabilities. Our advisory board is expected to meet on a regular basis, and to be available to consult on an as-needed basis, with both management and our board of directors. Under advisory agreements, advisory board members are appointed for one or two-year terms, subject to earlier termination for any reason by either them or us upon 30 days notice. Members of the advisory board are paid up to $5,000 a month for their services or are paid up to 2% commission on revenue that is earned as the result of a direct introduction by the advisor, reimbursed by us for out-of-pocket expenses incurred in serving on the advisory board, and given a grant to purchase up to 25,000 options with an exercise price equal to the market price at time of issuance. . To our knowledge, none of the advisory board members has any conflict of interest between their obligations to us and their obligations to others. Our advisory board members have been selected by our board based on prior and current business relationships in the media and technology industries.  The members of our advisory board and their primary professional affiliations are as follows:

Joe Abrams is an entrepreneur with extensive experience in the internet and high-tech industries. Since 2006, Mr. Abrams has acted as a consultant and advisor for numerous companies, including Akeena Solar, the first publicly traded integrator and installer of home and small-business solar panels in the United States. Mr. Abrams currently serves on several private and nonprofit boards, including the board of the Simon Graduate School of Business at the University of Rochester. In 1999, Mr. Abrams co-founded Intermix, the parent company of the social networking company MySpace.

Herbert Schlosser is a retired veteran media executive who served as Chairman of the Board of Trustees for the American Museum of the Moving Image, and as an advisor to Citigroup on media issues. Previously, Mr. Schlosser had a long and distinguished career at RCA, where he served as President of NBC in the 1970’s and later led RCA’s videodisc business.

Jack Sorensen is an executive in the interactive entertainment business. Mr. Sorensen is currently CEO of Famous Games Manufacturing Company, a social gaming company, which he founded in 2010. Previously, Mr. Sorensen was Executive Vice President of THQ’s worldwide studios from 2001 to 2008, and prior to that served as President of LucasArts, George Lucas’s computer game company from 1991 to 2000.

Board Composition

Through March 10, 2012 (two years after the closing of our share exchange transaction), our board of directors will be composed of five directors. Dr. David Rolston is the Chairman of the Board, he took this position upon the completion of the exchange transaction on March 10, 2010. One director will be nominated by each of Saffron Hill Investors Guernsey Limited (Mr. Bhatia) and Verus International (which is still considering candidates who have relevant business experience), and two additional directors (Peter Norris and one person to be determined). We have agreed that the director nominees will continue to be nominated for election during this period. The composition of our board of directors, and any future audit committee and compensation committee, will be subject to the corporate governance provisions of our primary trading market, including rules relating to the independence of directors.

Board Committees

We currently have an audit committee and, as of November 7, 2011, we have not taken any steps to create a nominations and governance committee. In 2011, our board of directors expects to create such committees, in compliance with established corporate governance requirements. Currently, Dr. Rolston and Mr. Norris are our only “independent” directors, as that term is defined under Nasdaq rules.

Audit Committee . Our audit committee currently has only one member, Dr. Rolston. The functions of this committee include, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving related-party transactions;

•
reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our board of directors has determined that Dr. Rolston qualifies as an audit committee financial expert within the meaning of SEC regulations. In making this determination, our board of directors has considered the nature and scope of Dr. Rolston’s education and business experience. Our board of directors also has determined that meet the independence requirements of Rule 10A-3 of the Exchange Act, subject to the exemptions set forth therein. Both our independent registered public accounting firm and management are expected to periodically meet privately with our audit committee.

Compensation Committee . Our compensation committee consists of Dr. David Rolston and Peter Norris, each of whom is a non-employee member of our board of directors. Dr. Rolston is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the requirements of the NASDAQ. Our compensation committee is responsible for, among other things:

•
reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing and recommending compensation goals, bonus and option compensation criteria for our employees;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominations and Governance Committee . We plan to establish a nominations and governance committee of the board of directors. The purpose of the nominations and governance committee would be to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board. The nominations and governance committee’s duties would also include considering the adequacy of our corporate governance and overseeing and approving management continuity planning processes.

Indebtedness of Directors and Executive Officers

None of our directors or executive officers or their respective associates or affiliates is indebted to us.

Family Relationships

Our directors and executive officers do not have any family relationship between each other.

Legal Proceedings

As of the date of this prospectus, there is no material proceeding to which any of our directors, executive officers, affiliates or stockholders is a party adverse to us.

Director Compensation

We intend to pay each non-management director a participation fee for each regular and special meeting of the board of directors attended and to award each such director stock options granted under our incentive compensation plan. Currently, we compensate directors through options granted under our 2010 Incentive Compensation Plan, and in some cases through an annual stipend. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

Employment Agreements

We have entered into employment agreements with each of Ron Ryder and Kevin Walker, Ph.D. The employment agreements require each of the executives to devote all of their time and attention during normal business hours to our business as our Chief Financial Officer and Chief Technology Officer, respectively. The employment agreements for Mr. Ryder and Dr. Walker have a term of three years and may be renewed for an additional term of one year upon our and the executive’s mutual agreement, provided the compensation committee of the board of directors provides 90 days written notice of its desire to renew prior to the expiration of the initial term. The employment agreements provide that each of Mr. Ryder and Dr. Walker will receive a fixed annual base salary during the term of the employment agreement. In addition, each executive is entitled to (a) receive a cash bonus in an amount determined by the compensation committee of the board of directors based on our company meeting or exceeding certain mutually agreed-upon performance goals and (b) participate in our incentive compensation plans.

The employment agreements provide for termination of an executive’s employment without any further obligation on our part upon the death or disability of the executive or for cause. In the event that an executive’s employment is terminated without cause or for good reason, we are obligated to pay such executive his salary for the lesser of six months or the remainder of the term. The employment agreements also contain covenants (a) restricting the executive from engaging in any activity competitive with our business during the term of the employment agreement and in the event of termination for cause or without good reason, for a period of one year thereafter, (b) prohibiting the executive from disclosing confidential information regarding our company, (c) soliciting employees, customers and prospective customers of our company during the term of the employment agreement and for a period of one year thereafter, and (d) requiring that all intellectual property developed by the executive and relating to the business of our company constitutes our sole and exclusive property.

Incentive Compensation Plans

In March 2010, we adopted and assumed the Image Metrics Limited 2009 Share Incentive Plan, which was adopted by its board of directors in November 2009. Following is a summary of the material terms of the 2009 Share Incentive Plan.

The purpose of the plan is to allow our employees, directors, consultants and strategic partners to participate in the company’s growth and to generate an increased incentive for these persons to contribute to our future success and prosperity and to focus on our growth. Employees, directors, independent consultants and strategic partners are all eligible to receive awards under the plan. The plan is administered by our board of directors (as successor to Image Metrics Limited). As of November 7, 2011, there were 302,366 shares of common stock issuable upon the exercise of stock options granted under the 2009 Share Incentive Plan, having exercise prices ranging from $0.04 to $2.13 per share.

In March 2010, we also adopted the 2010 Incentive Compensation Plan following the closing of the share exchange transaction. There are a total of 3,695,450 shares of Common Stock available for issuance under the incentive plan. The purpose of the 2010 Incentive Compensation Plan is to enable us to attract, retain and motivate key employees, directors and, on occasion, independent consultants, by providing them with stock options and restricted stock grants. Stock options granted under the incentive compensation plan may be either incentive stock options to employees, as defined in Section 422A of the Internal Revenue Code of 1986, or non-qualified stock options. Our board of directors has the power to determine the terms of any stock options granted under the incentive plan, including the exercise price, the number of shares subject to the stock option and conditions of exercise. Stock options granted under the incentive plan are generally not transferable, vest in installments and are exercisable during the lifetime of the optionee only by such optionee. The exercise price of all incentive stock options granted under the incentive plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. The specific terms of each stock option grant will be reflected in a written stock option agreement. As of November 7, 2011, there were 3,376,944 shares of common stock issuable upon the exercise of stock options granted under the 2010 Incentive Compensation Plan, having exercise prices ranging from $0.12 to $2.02 per share.

Section 16(a) Beneficial Ownership Reporting Compliance

We do not have securities registered under Section 12 of the Exchange Act and, accordingly, our directors, officers and affiliates are not required to file reports under Section 16(a) of the Exchange Act.

Code of Ethics

Our board of directors has adopted a code of ethics, which applies to all our directors, officers and employees. Our code of ethics is intended to comply with the requirements of Item 406 of Regulation S-K.

Our code of ethics is posted on our Internet website at www.image-metrics.com. We will provide our code of ethics in print without charge to any stockholder who makes a written request to Ron Ryder, our Chief Financial Officer, at Image Metrics, Inc., 1918 Main Street, 2nd Floor, Santa Monica, California 90405. Any waivers of the application, and any amendments to, our code of ethics must be made by our board of directors. Any waivers of, and any amendments to, our code of ethics will be disclosed promptly on our Internet website, www.image-metrics.com.

Executive Compensation

The following table sets forth, for the most recent two fiscal years, all compensation paid, distributed or accrued, including salary and bonus amounts, for services rendered to us by our Chief Executive Officer and three other executive officers in such year who received or are entitled to receive remuneration in excess of $100,000 during the stated period and any individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer at September 30, 2010:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary $	Bonus $	Stock Awards $	Option Awards $ (7)		Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Totals $
Robert Gehorsam,
Chief Executive Officer (1)	2010	7,615	—	—	—		—	—	—	7,615
	2009	—	—	—	—		—	—	—	—

Michael R. Starkenburg,
Former President and	2010	291,923	—	—	645,939	(8)	—	—	—	937,862
Chief Executive Officer (2)	2009	264,423	83,000	—	—		—	—	—	347,423

Ron Ryder,	2010	249,231	—	—	121,445	(9)	—	—	—	370,676
Chief Financial Officer (3)	2009	73,558	39,000	—	—		—	—	—	112,558

Clifford Chapman,	20010	—	—	—	—		—	—	—	—
Former Chief Executive Officer (4)	2009	—	—	—	—		—	—	—	—

Kevin Walker,	2010	167,058	13,509	—	217,199	(10)	—	—	—	397,766
Chief Technology Officer (6)	2009	143,070	—	—	—		—	—	—	143,070

Brian Waddle,	2010	260,308	—	—	161,485	(11)	—	—	—	421,793
Executive Vice President (5)	2009	210,596	153,000	—	—		—	—	—	363,596

(1)	Mr. Gehorsam became our Chief Executive Officer on September 10, 2010.

(2)	Mr. Starkenburg resigned as our President and Chief Executive Officer effective September 10, 2010. He had joined our predecessor, Image Metrics Limited, in February 2008.

(3)	Mr. Ryder joined our predecessor, Image Metrics Limited, in May 2009.

(4)	Mr. Chapman resigned as an officer and director of International Cellular Accessories on March 10, 2010.

(5)	Mr. Waddle joined our predecessor, Image Metrics Limited, in October 22, 2008 and resigned effective September 30, 2010.

(6)	Mr. Walker is the founder of our predecessor, Image Metrics Limited..

(7)
The determination of value of option awards is based upon the Black-Scholes Option pricing model, details and assumptions of which are set out in our financial statements. The amounts represent annual amortization of fair value of stock options granted to the named executive officer.

(8)
Represents two option grants issued to Mr. Starkenburg.  An option grant issued to Mr. Starkenburg on March 10, 2010 to purchase up to 1,098,000 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.  As of September 30, 2010, 183,000 shares of this grant had vested.  Upon Mr. Starkenburg’s resignation in September 2010, 915,000 shares of this grant were forfeited.  The vested 183,000 shares expired unexercised during the first quarter of fiscal year 2011.  An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 1,199,847 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.  All these options expired unexercised during the first quarter of fiscal year 2011.

(9)
Represents two option grants issued to Mr. Ryder.  An option grant issued to Mr. Ryder on March 10, 2010 to purchase up to 205,875 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.  As of September 30, 2010, 34,313 shares of this grant had vested.  An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 224,971 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.

(10)
Represents two option grants issued to Dr. Walker.  An option grant issued to Dr. Walker on March 10, 2010 to purchase up to 369,206 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.  As of September 30, 2010, 61,534 shares of this grant had vested.  An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 403,339 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.

(11)
Represents two option grants issued to Mr. Waddle.  An option grant issued to Mr. Waddle on March 10, 2010 to purchase up to 274,500 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.  As of September 30, 2010, 45,750 shares of this grant had vested.  Upon Mr. Waddle’s resignation in September 2010, 228,750 shares of this grant were forfeited.  The vested 274,500 shares expired unexercised during the first quarter of fiscal year 2011.  An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 299,962 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.  All these options expired unexercised during the first quarter of fiscal year 2011.

The aggregate amount of benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes the equity awards outstanding to our executive officers as of September 30, 2010:

	Option Awards						Stock Awards
				Equity					Equity	Equity
				Incentive					Incentive Plan	Incentive Plan
				Plan					Awards:	Awards:
			Number of	Awards:				Market	Number of	Market or
	Number of		Securities	Number of			Number of	Value of	Unearned	Payout Value of
	Securities		Underlying	Securities			Shares or	Shares or	Shares, Units	Unearned
	Underlying		Unexercised	Underlying			Units of	Units of	or Other	Shares, Units or
	Unexercised		Unearned	Unexercised	Option	Option	Stock That	Stock that	Rights That	Other Rights
	Options (#)		Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	Have Not	That Have
Name	Exercisable		Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested ($)	Vested (#)	Not Vested (#)
Robert Gehorsam, CEO	—		—		—	—	—	—	—	—
Ron Ryder, CFO	224,971	(1)	—		$0.12	11/28/2019	—	—	—	—
	34,313	(2)	171,562		$1.00	03/09/2020	-	-	-	-
Kevin Walker, CTO	403,449	(3)	—		$0.12	11/28/2019	—	—	—	—
	61,534	(4)	307,672		$1.00	03/09/2020	-	-	-	-

(1)
An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 224,971 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.

(2)
An option grant issued to Mr. Ryder on March 10, 2010 to purchase up to 205,875 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.

(3)
An option grant issued on November 23, 2009 from the 2009 Share Incentive Plan to purchase up to 403,339 shares of our common stock, with an exercise price of $0.12 per share.  Upon completion of the March 10, 2010 exchange transaction, all of the options under the November 23, 2009 grant vested.

(4)
An option grant issued to Dr. Walker on March 10, 2010 to purchase up to 369,206 shares of our common stock at exercise price of $1.00.  This grant vests in 36 equal monthly increments starting on April 1, 2010.

Director Compensation

The table below summarizes the compensation that we paid to non-management directors for the fiscal years ended September 30, 2010 and 2009.

Name	Fiscal Year	Fees Earned ($)			(A)	Stock Awards ($)	Options Awards ($) (D)		Nonqualified Deferred Compensation Earnings ($)	Other Annual Compensation ($)	Total ($)
David Rolston, Ph.D.,	2010		$58,403		—	—	26,708	(E)	—	—		$150,952
Chairman of the Board	2009		$56,016		—	—	—		—	—		$56,016

Peter Norris, Director	2010		$-		—	—	10,619	(F)	—	—		$76,460
	2009		$—		—	—	—		—	—		—

Harry Rubin, Director	2010		$17,093		—	—	—		—	—		$17,093
	2009		$28,008		—	—	—		—	—		$28,008

Ranjeet Bhatia, Director	2009		—	(C)	—	—	—		—	—		—
	2009		—	(C)	—	—	—		—	—		—

Mika Salmi, Director	2010		$14,004		—	—	—		—	—		$14,004
	2009		$28,008		—	—	—		—	—		$28,008

Stephen Bellamy, Director	2010	$		(B)	—	—	—		—	—	$
	2009		$26,543	(B)	—	—	—		—	—		$26,543

David Landau, Director	2009		—	(C)	—	—	—		—	—		—
	2009		—	(C)	—	—	—		—	—		—

(A)	Amount represents fees earned by the director during the fiscal year.

(B)
Amounts were paid to the employee in British pounds. For fiscal year 2010 and 2009 amounts were converted to U.S. dollars using an exchange rate of 1.580 and 1.506, respectively, which was the average exchange rate for the respective fiscal year.

(C)	Messrs. Bhatia and Landau did not receive remuneration for providing services to Image Metrics Limited during fiscal years ended September 30, 2010 and 2009.

(D)
The determination of value of option awards is based upon the Black-Scholes Option pricing model, details and assumptions of which are set out in our financial statements. The amounts represents the fair value of stock options granted to the named executive officer that vested during the applicable fiscal year.

(E)
Dr. Rolston was granted options to purchase 100.985 shares of our common stock at an exercise price of $0.12 on November 23, 2009.  Upon completion of the March 10, 2010 exchange transaction, all of the options vested.  The fair value of the options at grant date was $16,000.  On April 29, 2010, Dr. Rolston received an option grant to purchase up to 100,000 shares of our common stock with an exercise price of $1.00.  The fair value of this grant was determined to be $76,000.  The option vests in equal increments each month for the next 36 months starting on May 1, 2010.

(F)
Mr. Norris received an option grant to purchase up to 100,000 shares of our common stock on April 29, 2010.  The grant had an exercise price of $1.00.  The fair value of this grant was determined to be $76,000.  The option vests in equal increments each month for the next 36 months starting on May 1, 2010.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of our common stock beneficially owned on November 7, 2011, by:

•	each person who is known by us to beneficially own 5% or more of our common stock,

•	each of our directors and executive officers, and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the optionees. Subject to any applicable community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Name(1)	Number of Shares Beneficially Owned(2)		Percentage of Shares Beneficially Owned (3)
5% or Greater Stockholder:

Saffron Hill Entities	13,915,722	(4)	41.9%

Executive Officers and Directors:

David Rolston, Ph.D	665,982	(5)	2.25%

Robert Gehorsam	58,333	(9)	*

Ron Ryder	345,065	(6)	1.2%

Kevin Walker, Ph.D	971,539	(7)	3.3%

Ranjeet Bhatia	13,915,722	(4)	41.9%

Peter Norris	55,556	(8)	*

All executive officers and directors as a group (6 persons)	16,012,196		45.8%

* Less than 1% of outstanding shares of common stock.

(1)	Other than the 5% or greater stockholder listed above, the address of each person is c/o Image Metrics, Inc., 1918 Main Street, 2nd Floor, Santa Monica, California 90405.

(2)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after November 7, 2011, by the exercise or conversion of any warrant, stock option or convertible preferred stock. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(3)
The calculation in this column is based upon 28,875,762 shares of common stock outstanding on November 7, 2011, which assumes the conversion of all 10,580,538 shares of our series A preferred stock into common stock. The shares of common stock underlying warrants, stock options and convertible securities are deemed outstanding for purposes of computing the percentage of the person holding them but are not deemed outstanding for the purpose of computing the percentage of any other person.

(4)
Represents (a) 1,210,089 shares of our common stock held by Saffron Hill Investors Guernsey Limited, (b) 1,497,307 shares of our common stock held by Saffron Hill Ventures Limited Partnership, (c) 1,923,702 shares of our common stock held by Saffron Hill Ventures Limited Partnership II and (d) 962,030 shares of our common stock held by SHIG1 Ltd., which are related entities in which Ranjeet Bhatia is an officer. Also includes 3,975,397 shares of common stock issuable upon the conversion of our series A preferred stock and 4,347,197 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.50. The address of the Saffron Hill entities is 4-5 Park Place, London SW1A 1LP, United Kingdom. Ranjeet Bhatia exercises voting and dispositive power with respect to the shares held by the Saffron Hill entities.

(5)
Represents shares of our common stock issuable to Dr. Rolston upon the exercise of stock options previously granted by Image Metrics Limited under the 2009 Share Incentive Plan and by us under our 2010 incentive compensation plan.

(6)
Represents (a) 120,094 shares of our common stock issuable to Mr. Ryder under currently exercisable stock options granted to him on March 10, 2010, with an exercise price of $1.00 per share and a total grant of 205,875 options, and (b) 224,971 shares of our common stock issuable to Mr. Ryder under currently exercisable stock options granted to him from the 2009 Share Incentive Plan on November 23, 2009, with an exercise price of $0.12 per share and a total grant of 224,971 options.

(7)
Represents (a) 352,720 shares of our common stock, (b) 215,480 shares of our common stock issuable to Dr. Walker under currently exercisable stock options granted to him on March 10, 2010, with an exercise price of $1.00 per share and a total grant of 369,206 options, and (c) 403,339 shares of our common stock issuable to Dr. Walker under currently exercisable stock options granted to him from the 2009 Share Incentive Plan on November 23, 2009, with an exercise price of $0.12 per share and a total grant of 403,339 options.

(8)	Represents shares of our common stock issuable to Mr. Norris upon the exercise of stock options granted by us under our 2010 incentive compensation plan.

(9)	Represents shares of our common stock issuable to Mr. Gehorsam upon the exercise of stock options granted by us under our 2010 incentive compensation plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 27, 2008, Image Metrics Limited converted the Saffron Hill Venture Loans into Series B Preferred Ordinary shares of its stock. The outstanding principal and accrued interest on this date was £2,902,000 and was converted into 1,759,390 Series B Preferred stock at a conversion price of £1.65 per share.  The exchange did not result in a gain or loss.   These shares were subsequently exchanged for shares of common stock in connection with the March 2010 share exchange transaction.

In December 2008, Image Metrics Limited sold an aggregate of 599,393 shares of its Series B Preferred Ordinary shares at $2.63 per share for a total of 1,575,000 to two of Image Metrics Limiteds’ existing investors, one of which is also a member of Image Metrics Limiteds’ Board of Directors.  These shares were subsequently exchanged for shares of common stock in connection with March 10, 2010 exchange transaction.

From March 2009 through September 2009, Image Metrics Limited issued a series of convertible loan notes and other notes in the aggregate principal amount of $2.90 million to Saffron Hill Ventures, our single largest shareholder. These notes provided that they mature one year from issuance or, if earlier, upon the consummation by Image Metrics Limited of a merger, combination or sale of all or substantially all of Image Metrics Limited’s stock or assets. The notes, plus interest of approximately $0.12 million, were converted into Units in our March 2010 private placement on the same terms and conditions as other investors participating in that private placement, except that Saffron Hill Ventures received a separate warrant to purchase one full share of common stock per Unit as the lead investor.

From October and December 2009, Verus International provided $1.0 million in interim financing to Image Metrics Limited for its short-term working capital requirements. The interim loans provided that they mature one year from issuance or, if earlier, at the closing of the next financing, are convertible on or prior to the maturity date at the sole option of the lender into units on the same terms and conditions as in our March 2010 private placement, and were funded in equal bi-monthly increments of $250,000. At the closing of our March 2010 private placement, the interim financing was converted as part of that private placement.

During the fiscal years ending September 30, 2010 and 2009, Image Metrics Limited entered into transactions, in the ordinary course of business, with Optasia Medical Limited. The value of services provided by Optasia was $13,000 and $31,000 during the twelve months ended September 30, 2010 and 2009, respectively.  We did not have any payables due to Optasia as of September 30, 2010 and 2009.

During the fiscal year ended September 30, 2010, we had incurred interest expense of $128,000 to SHV, its largest shareholder.  As of September 30, 2010 and 2009, the company had accrued interest payable to SHV of $17,000 and $27,000, respectively.

In December 2009 and January 2010, Saffron Hill Ventures provided a total of $725,000 in bridge financing to Image Metrics Limited. Saffron Hill Ventures received bridge notes which (i) became due and payable upon the date of the closing of the March 2010 private placement, (ii) bore interest at 10% per annum, with minimum interest payable equal to 4% of the principal amount of the note and default interest of 18% per annum, and (iii) were converted into the March 2010 private placement at a discounted unit price of 80% of the per unit purchase price. The securities received upon the conversion of the bridge notes in the private placement are locked-up for six months. Warrants to purchase a number of shares of our common stock equal to 40% of the principal amount of the bridge note, plus accrued and unpaid interest, were also issued on the maturity date.

As a result of Image Metrics Limited initiating the March 10, 2010 private equity offering, Series B Preferred Ordinary shareholders were entitled to purchase a defined amount of additional shares of Series B Preferred Ordinary at par value of $0.08.  In February 2010, SHV, as a Series B shareholder, purchased 480,404 shares of Image Metrics Limited’s Series B Preferred Ordinary shares at $0.08 per share. This sale of Series B Preferred Ordinary shares to SHV and the other nonrelated parties was accounted for as a deemed dividend.  The total amount of the deemed dividend was in the amount of $470,000 and recorded as a reduction to retained earnings.  The portion of the deemed dividend attributable to SHV was $351,000.

In connection with the March 10, 2010 private equity offering, SHV converted all of its outstanding notes payable into Series A Convertible Preferred Stock and purchased an additional $500,000 of Series A Convertible Preferred Stock and warrants.

On March 10, 2010, we entered into one-year agreements with each of Verus International, Matrix Partners Ltd. and Saffron Hill Ventures, all of which are stockholders, to provide corporate development and corporate finance expertise, as well as ongoing advisory services, to us. Under the agreements, Verus International will receive monthly consulting fees of $10,000 for 18 months, and Matrix Partners and Saffron Hill Ventures will each receive monthly consulting fees of $2,500 for 12 months.

In May 2010, Saffron Hill Ventures provided $650,000 in bridge loans as part of an interim bridge financing. Saffron Hill Ventures’ investment was on the same terms and conditions as other investors participating in the bridge financing. As of May 31, 2011, $650,000 is outstanding to Saffron Hill Ventures in principal and $0.06 million in accrued interest. Through November 7, 2011, we have not made any principal payments on this loan.

Concurrently with the closing of our share exchange transaction in March 2010, we redeemed 8,600,000 shares of our common stock from our former director, Clifford Chapman, and certain other individuals for aggregate consideration of $200 and then cancelled those shares.

On March 21, 2011, as part of the Q4 Secured Convertible Note, Mr. Norris provided $150,000 of loans to us. Mr. Norris’ loan was on the same terms as other lenders participating in the financing. As of November 7, 2011, approximately $7.10 million in principal balance is outstanding under the Q4 Secured Convertible Notes and a total of $0.36 million in accrued interest. Through May 31, 2011, we have not made any principal payments on this loan.

Our board of directors has determined that David Rolston, Ph.D. and Peter Norris are the only members of our board of directors who qualify as “independent” directors under Nasdaq’s definition of independence.

SELLING STOCKHOLDERS

2010 Private Placements

On March 10, 2010, concurrently with the closing of the share exchange transaction, we completed an initial closing of a private placement to selected qualified investors of units consisting of shares of our series A preferred stock and detachable warrants to purchase one-half share of our common stock, at a purchase price of $1.00 per unit.  In total, we sold 8,394,098 shares of our series A preferred stock (convertible at any time into a like number of shares of common stock) and warrants to purchase 7,416,220 shares of common stock as part of this initial closing.  We received gross proceeds of $8,004,098 in consideration for the sale of the units, which consisted of (i) $4,204,098 from investors in the March 2010 private placement (including $1,560,000 from a bridge financing which converted into the March 2010 private placement), and (ii) $3,800,000 from outstanding convertible loan notes and other loans issued by Image Metrics Limited to Saffron Hill Ventures Ltd. and Verus International Group Ltd. which converted into the March 2010 private placement.

Convertible loan notes and other loans in the aggregate amount of $3,800,000 issued by Image Metrics Limited to Saffron Hill Ventures Ltd. and Verus International Group Ltd. were converted into units on the same terms and conditions as in the March 2010 private placement, except that Saffron Hill Ventures received a separate warrant to purchase one full share of our common stock per unit as the lead investor in the private placement.  In order to fund Image Metrics Limited’s working capital and capital expenditures during the offering period, Image Metrics Limited and certain placement agents conducted a bridge financing of $2,000,000 in convertible notes and warrants, of which $1,560,000 was converted into the private placement (at a discount to the unit purchase price) and the balance repaid at the closing.  The indebtedness converted into the private placement included accrued interest through the closing.

On March 26, 2010, we completed a second closing of the March 2010 private placement, issuing a total of 925,000 additional units, consisting of 925,000 shares of our series A preferred stock and detachable warrants to purchase 525,000 shares of our common stock.  The investment in the second closing was subject to the same terms as the initial closing described above.

The placement agents in the March 2010 private placement, Broadband Capital Management LLC and Joseph Gunnar & Co., LLC, received commissions equal to 10% of the gross proceeds from the sale of the units by it in the March 2010 private placement, plus the issuance of a warrant to purchase 10% of the shares of our common stock underlying the series A preferred stock sold by it in the March 2010 private placement.  The placement agent warrants have an exercise price of $1.20 per share, have a cashless exercise provision, have registration rights that are the same as those afforded to investors in the March 2010 private placement and are otherwise identical to the warrants issued to investors in the March 2010 private placement.

On July 27, August 31 and September 20, 2010, we closed three rounds of a private equity offering.  We sold 959,438 units, each consisting of one share of our series A convertible preferred stock and a detachable, transferable warrant to purchase common stock at an exercise price of $1.50 per share, for $0.95 million in gross proceeds.  The $0.95 million in gross proceeds included the conversion of $0.45 million of notes payable.

Each share of series A convertible preferred stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.

The units (and the securities therein) issued in the private placement were exempt from registration under Section 4(2) of the Securities Act of 1933 as a sale by an issuer not involving a public offering and under Regulation D promulgated pursuant to the Securities Act of 1933. The units (and the securities therein) were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempts transactions by an issuer not involving any public offering. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such securities contain a legend stating the same.

Q4 Secured Convertible Notes

On September 9, 2010, as amended on March 28, 2011, we established a secured convertible credit facility, pursuant to which we have the right to borrow up to $7,100,000 to be used by us to fund our general working capital requirements. As of November 7, 2011, we had drawn down $7,000,000 under the credit facility pursuant to a series of convertible promissory notes.  The notes bear interest at 13.5% per year and mature on January 31, 2013.

The loans are secured by a first priority security interest in all our assets. Holders of the notes associated with this credit facility are entitled to receive 7.5% of revenue obtained from the future commercialization of our Facemail offering.  The holders are entitled to this revenue share for five years after the initial commercial release of the Facemail offering.  The notes are convertible at the option of the holder into shares of our common stock at any time and from time to time on or before the maturity date, at a conversion price equal to $1.00 per share.

Selling Stockholder Table

The following table sets forth:

•	the name of the selling stockholders,

•	the number of shares of common stock beneficially owned by the selling stockholders as of October 29, 2010,

•	the maximum number of shares of common stock that may be offered for the account of the selling stockholders under this prospectus, and

•
the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Except as noted above and elsewhere in this prospectus, the selling stockholders have not, within the past three years, had any position, office or other material relationship with us.

None of the selling stockholders is a broker-dealer regulated by the Financial Industry Regulatory Authority, Inc. (Finra) or is an affiliate of such a broker-dealer, except as noted below.

Beneficial ownership is determined under the rules of the SEC.  The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after November 7, 2011.  The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

	Beneficial Ownership Prior to this		Shares Registered in	Following this Offering
Name	Offering (1), (2)		this Offering (2), (3)	Number of Shares (2)	Percent (2)(4)
Saffron Hill Ventures Limited Partnership II	13,915,722	(5)	2,500,000	11,415,722	13.7%
Paul Allen and Dorothy Babcock Lloyd Joint Living Trust	56,550	(7)	18,117	38,433	*
Steven E. Levin IRA	56,550	(7)	18,117	38,433	*
Herbert Weinberg	56,550	(7)	18,117	38,433	*
Kevin McDowell	150,600	(7)	45,650	104,950	*
David Yamin	376,200	(7)	110,132	266,068	*
Stephen Cowan	282,150	(7)	82,599	199,551	*
Steven D. Glenn	113,100	(7)	36,234	76,866	*
Michael Pennington	150,000	(7)	37,665	112,335	*

	Beneficial Ownership Prior to this		Shares Registered in	Following this Offering
Name	Offering (1), (2)		this Offering (2), (3)	Number of Shares (2)	Percent (2)(4)
Steven Levin	37,500	(7)	9,416	28,084	*
Thomas Hegi	37,500	(7)	9,416	28,084	*
Timothy Goldberg	150,000	(7)	37,665	112,335	*
David Foster	75,000	(7)	18,832	56,168	*
David Berg	37,500	(7)	9,416	28,084	*
Raouf Radi	37,500	(7)	9,416	28,084	*
Paul Sokol and Karen Sokol	37,500	(7)	9,416	28,084	*
James Regan	75,000	(7)	18,832	56,168	*
Charles Wilkinson	37,500	(7)	9,416	28,084	*
Steve Zaretsky and Arlene Zaretsky	37,500	(7)	9,416	28,084	*
Robert Beadle	75,000	(7)	18,832	56,168	*
Franklin S. Woodbridge Rev. Lvg. Trust	37,500	(7)	9,416	28,084	*
Randall Clyma	37,500	(7)	9,416	28,084	*
Dr. Shawn Zimberg	150,000	(7)	37,665	112,335	*
Stephen Goldner	75,000	(7)	18,832	56,168	*
Fleming Hansen	37,500	(7)	9,416	28,084	*
Terry Pope	75,000	(7)	18,832	56,168	*
Ed Stewart	142,500	(7)	35,782	106,718	*
Timothy Hanley and Monica Hanley	565,500	(7)	181,168	384,332	*
Michael Balducci	226,200	(7)	72,467	153,733	*
Joseph Muoio	56,550	(7)	18,117	38,433	*
The Young Family Trust	85,050	(7)	64,068	20,982	*
McLean Bowman	226,200	(7)	72,467	153,733	*
Donald Zoltan	226,200	(7)	72,467	153,733	*
Diana C. Terrazas	150,000	(7)	37,665	112,335	*
Michael J. Attkiss	75,000	(7)	18,832	56,168	*
C. Edward Davenport	15,600	(7)	11,751	3,849	*
John Landy	15,600	(7)	11,751	3,849	*
John L. Troutman	15,600	(7)	11,751	3,849	*
Genesis Opportunity Fund I, LP	213,600	(7) (8)	160,904	52,696	*
Westfield Holdings	93,600	(7)	31,337	62,263	*

	Beneficial Ownership Prior to this		Shares Registered in	Following this Offering
Name	Offering (1), (2)		this Offering (2), (3)	Number of Shares (2)	Percent (2)(4)
James Regan, Sr. and James Regan, Jr.	75,000	(7)	18,832	56,168	*
Eustace Wolfington	75,000	(7)	18,832	56,168	*
Andrew Frankel	37,500	(7)	9,416	28,084	*
John S. Durman (NFS FMTC/FBO)	37,500	(7)	9,416	28,084	*
William Chapman and Douna Chapman	37,500	(7)	9,416	28,084	*
Larry Lowrance	45,000	(7)	11,299	33,701	*
Michael Ajzenman	37,500	(7)	9,416	28,084	*
Michael Davis Insurance Agency, Inc. PSP Michael Page Davis, Trustee U/A dated May 1, 1996	37,500	(7)	9,416	28,084	*
Charles D. White III	37,500	(7)	9,416	28,084	*
Anthony Sciscione	37,500	(7)	9,416	28,084	*
Wabasso Partners LLC	75,000	(7) (9)	18,832	56,168	*
William K. Spry	37,500	(7)	9,416	28,084	*
Daksha and Kiren Shah	75,000	(7)	18,832	56,168	*
Ian Bower	75,000	(7)	18,832	56,168	*
Frank Buck	150,000	(7)	37,665	112,335	*
David Smith	75,000	(7)	18,832	56,168	*
Gareth Wyn Derbyshire	75,000	(7)	18,832	56,168	*
Bernard Questier	183,370	(7)	61,110	122,260	*
Len Davies	91,665	(7)	30,550	61,115	*
Richard Mark North	91,644	(7)	30,545	61,099	*
Reg Armitage	183,164	(7)	61,058	122,106	*
Michael John Craig	91,562	(7)	30,524	61,038	*
Gary Whitlie	182,754	(7)	60,955	121,799	*
Knut Henno	75,000	(7)	18,832	56,168	*
Guy Jones	112,500	(7)	28,249	84,251	*
Peter Barenthein	37,500	(7)	9,416	28,084	*
John S. Durmon	37,500	(7)	9,416	28,084	*
Deepwater Ltd	50,000	(7) (10)	9,417	40,583	*
Nicholas John Walklett	25,000		9,418	15,582	*
Robert Alan Elkin	25,000		9,418	15,582	*
Declan Canavan	25,000		9,419	15,581	*
Jan J. and Sofia M. Lasowski	25,000		9,420	15,580	*
Anthony Best	25,000		9,421	15,579	*
1918 Main Street Associates	96,801	(11)	9,421	87,380	*
			0	0	*
Marie-Rose Kahane	6,208,700	(6)	1,906,487	4,302,213	*
Total	26,901,782		6,500,000

*	Less than 1% of outstanding shares.

(1)
Beneficial ownership as of November 7, 2011, for all selling stockholders based upon information provided by the selling stockholders or otherwise known to us.  Beneficial ownership is reported without regard to the beneficial ownership limitations (further discussed in footnote 2 below) contained in the series A convertible preferred stock or the warrants held by the selling stockholders.

(2)
The number of shares and the percentage in the applicable column includes shares of common stock issuable upon conversion of our series A convertible preferred stock and shares of common stock issuable upon exercise of our warrants.  The agreement with respect to which these stockholders purchased our series A convertible preferred stock and warrants contains a limitation of 9.9% (a so-called “blocker”) on the number of shares such stockholders may beneficially own at any time.  The 9.9% ownership limitation, however, does not prevent a stockholder from selling some of its holdings and then receiving additional shares.  In this way, a stockholder could sell more than the 9.9% ownership limitation while never holding more than this limit.  The number of shares and the percentage, as the case may be, in this column does not reflect the 9.9% ownership limitation.

(3)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(4)
Based on 18,295,227 shares of common stock outstanding on November 7, 2011, not including shares issuable upon conversion of our series A convertible preferred stock or shares issuable upon exercise of our warrants.  The shares issuable under stock options, warrants and other derivative securities to acquire our common stock that are exercisable or convertible currently or within 60 days after November 7, 2011are treated as if outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.  Unless otherwise indicated, also includes shares owned by a spouse, minor children, by relatives sharing the same home, and entities owned or controlled by the named person.

(5)
Includes 3,975,397 shares of common stock issuable upon conversion of our series A convertible preferred stock and 4,347,197 shares of common stock issuable upon exercise of our warrants. See Footnote (4) to “Principal Stockholders” above.

(6)	Represents shares of common stock issuable upon conversion of our convertible promissory notes.

(7)	Includes shares of common stock issuable upon exercise of our warrants.

(8)
Phillip Goodman is the Managing Member of Genesis Opportunity Fund I, LP, which is the registered holder of the shares of common stock.  Voting and dispositive power of the shares owned by Genesis Opportunity Fund offered under this prospectus requires the approval of two of three members, who are Phillip Goodman, Joseph A. Alagna, Jr. and Stephen A. Stein.

(9)
Russell Bishop is the Managing Member of Wabasso Partners, LLC, which is the registered holder of the shares of common stock. Russell Bishop, as the Managing Member of Wabasso Partners, has sole voting and dispositive power of the shares owned by Wabasso Partners offered under this prospectus.

(10)
Mark Lawson is the Managing Member of Deepwater, Ltd., which is the registered holder of the shares of common stock. Mark Lawson, as the Managing Member of Deepwater, has sole voting and dispositive power of the shares owned by Deepwater offered under this prospectus.

(11)
George Mackin is the Managing Member of 1918 Main St. Associates, LLC, which is the registered holder of the shares of common stock. Mr. Mackin, as the Managing Member of 1918 Main St. Associates, has sole voting and dispositive power of the shares owned by 1918 Main St. Associates offered under this prospectus.

PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

Each selling stockholder of the common stock (the “selling stockholders”) and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock through the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	a combination of any such methods of sale, or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares will be considered “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay all legal, accounting, registration, printing and related fees and expenses incurred by us incident to the registration of the shares being registered.  We have agreed to indemnify the selling stockholders against all losses, claims, damages and liabilities, including liabilities under the Securities Act, in connection with any misrepresentation made by us in this prospectus.

Because selling stockholders will be considered “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, without the requirement for us to be in compliance with the current public information under Rule 144 or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 95,000,000 shares, of which 75,000,000 shares are designated as common stock and 20,000,000 shares are designated as preferred stock.  Of the preferred stock, 15,000,000 shares have been classified as series A convertible preferred stock.  As of October 31, 2011, there were issued and outstanding:

•	18,295,226 shares of common stock,

•	10,580,538 shares of series A convertible preferred stock, convertible at any time into a like number of shares of common stock,

•	warrants to purchase 8,476,717 shares of common stock at an exercise price of $1.50 per share, 500,700 shares of common stock at an exercise price of $1.20 per share,

•	7,100,000 outstanding principal amount of convertible promissory notes, convertible into common stock at the election of the holder at a conversion price of $1.00 per share, and

•	stock options to purchase 3,679,310 shares of common stock at an exercise price per share ranging from $0.03 to $2.13 per share.

The following summary of the material provisions of our common stock, preferred stock, warrants, articles of incorporation and by-laws is qualified by reference to the provisions of our articles of incorporation and by-laws and the forms of warrant included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

All shares of our common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders.  Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.  The affirmative vote of the holders of a majority of the shares of common stock present or represented at a stockholders meeting is required to elect directors and to take other corporate actions.

   Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds.  However, the current policy of our board of directors is to retain earnings, if any, for the operation and expansion of the company.  Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock.  The holders of our common stock have no preemptive, subscription, redemption or conversion rights.  All issued and outstanding shares of common stock are, and the common stock reserved for issuance upon exercise of our stock options and warrants, or conversion of our series A convertible preferred stock, will be, when issued, fully-paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors.

Series A Preferred Stock

General. We are authorized to issue up to 15,000,000 shares of our series A preferred stock, of which 10,580,538 shares are issued and outstanding from our March and July - December 2010 private placements.  The series A preferred stock will be senior in priority to all other shares of our capital stock.

Conversion. Holders of series A preferred stock will be entitled at their option at any time to convert their shares of series A preferred stock into common stock, without any further payment therefor.  Each share of series A preferred stock is initially convertible at a rate of one share of common stock for each share of series A preferred stock.  The number of shares of common stock issuable upon conversion of the series A preferred stock is subject to adjustment upon the occurrence of certain events, including, among others, a stock split, reverse stock split or combination of our common stock; an issuance of common stock or other securities as a dividend or distribution on the common stock; a reclassification, exchange or substitution of the common stock; or a capital reorganization.

The shares of series A preferred stock will automatically convert into shares of our common stock at the “conversion rate” at such time as the trading volume of the common stock is equivalent to or greater than $300,000 in value per day for 20 out of 30 consecutive trading days, provided the volume-weighted average price of the common stock exceeds $1.00 per share each day during the 30-day period, and a shelf registration statement covering the shares underlying the series A preferred stock has been declared effective and remains effective.

If we issue any shares of our common stock, preferred stock, stock options, warrants or convertible securities for a period of 24 months following the closing of the March 2010 private placement for cash consideration at a price less than $1.00 per share (subject to specified exceptions), the conversion rate will be adjusted downward on a weighted-average basis.  Shares of common stock (or securities convertible into or exercisable or exchangeable for shares of common stock) issued in connection with (i) acquisitions, mergers or strategic alliances, as reasonably determined by our board of directors, (ii) upon the exercise of stock options and warrants outstanding prior to the closing of the March 2010 private placement, and (iii) an interim bridge financing in which promissory notes were converted at a discount into the March 2010 private placement, will not trigger an adjustment to the conversion rate.  The consent of four out of five of our directors (or, in any event, not less than 80% of the then number of directors) is required to approve the issuance of our common stock in a subsequent financing transaction at a sale price of below $1.00 per share.

Merger. Upon a merger or consolidation with or into another company, or any transfer, sale or lease by us of substantially all of our common stock or assets, the series A preferred stock will be treated as common stock for all purposes, including the determination of any assets, property or stock to which holders of the series A preferred stock are entitled to receive, or into which the series A preferred stock is converted, by reason of the consummation of such merger, consolidation, sale or lease.

Voting Rights. Holders of series A preferred stock are entitled to vote their shares on an as-converted to common stock basis, and shall vote together with the holders of the common stock, and not as a separate class.  Holders of series A preferred stock shall also have any voting rights to which they are entitled by law.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up, holders of series A preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution is made to holders of our common stock or any other securities ranking junior to the series A preferred stock, liquidating distributions in an amount equal to $1.00 per share (subject to adjustment for stock splits, combinations and other similar events), pro rata among holders of series A preferred stock and any other holders of securities ranking on a parity with series A preferred stock.

Redemption. The series A preferred stock may not be redeemed by us at any time.

Dividends. Holders of series A preferred stock will not be entitled to receive dividends.

No Other Rights. The series A preferred stock does not have any relative, participating, optional or other special rights and powers (including no preemptive rights to purchase or otherwise acquire additional shares), other than as set forth above.

Warrants

Each warrant entitles the holder thereof to purchase one-half share of common stock at the exercise price of $1.50 per share from the date of issuance until the fourth anniversary thereof.  In the March and July - December 2010 private placements, we issued warrants exercisable for a total of 8,476,717 shares.

Redemption. The warrants may be redeemed in whole or in part by us, upon 30 days’ written notice, at a price of $.05 per share, provided the volume-weighted average price of the common stock exceeds $5.00 per share (3.3 times the initial exercise price) for a period of 30 days with a minimum average trading volume of at least 50,000 shares per day for 20 consecutive trading days ending within 15 days prior to the date on which the notice of redemption is given and our shelf registration statement is then effective to permit resales of the underlying shares.

Transfer, Exchange and Exercise. The warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (as explained below) at our offices with the form of “Subscription Form” on the reverse side of the warrant certificate filled out and executed as indicated, accompanied by payment (in the form of certified or cashier’s check payable to the order Image Metrics, Inc.) of the full exercise price for the number of warrants being exercised.

Adjustments. In the event that we issue any shares of our common stock (or securities convertible into or exercisable or exchangeable for shares of common stock) following the closing of the March 2010 private placement for cash consideration at a price less than $1.00 per share of common stock, except in connection with (i) acquisitions, mergers or strategic alliances, as reasonably determined by our board of directors, (ii) the exercise of stock options and warrants outstanding prior to the closing of the March 2010 private placement, and (iii) an interim bridge financing in which promissory notes were converted at a discount into the March 2010 private placement, the exercise price of each Warrant will be adjusted downward on a weighted-average basis, multiplied by 1.50 (equal to 150% of the reduced conversion rate of the series A preferred stock).  Additionally, the Warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock dividends, stock splits and other similar events. The holder of a Warrant will not possess any rights as a stockholder unless and until he exercises the Warrant.

The Warrants do not confer upon holders any voting or any other rights as a stockholder.

Other Warrants

We issued warrants to purchase an aggregate of 370,700 shares of common stock to the placement agents in the March 2010 private placement and warrants to purchase an aggregate of 130,000 shares of common stock to the placement agents in the July – December 2010 private placements.  These warrants were identical to the Warrants issued to investors in the March 2010 private placement, except that they have an exercise price of $1.20 per share and contain provisions for cashless exercise if the underlying shares are not registered for resale.

We issued warrants to purchase an aggregate of 450,000 shares of our common stock in connection with an interim bridge financing conducted in May 2010.  These warrants are identical to the warrants issued to investors in our March 2010 private placement.

In connection with the modification of certain promissory notes totaling $0.33 million originally issued as part of the May 2010 interim bridge financing, we issued warrants to purchase an aggregate of 50,000 shares of our common stock.  These warrants are identical to the warrants issued to investors in our March 2010 private placement, except the exercise price of these warrants is $1.00.

Registration Rights

We have agreed to use our best efforts to file a shelf registration statement on Form S-1 with the SEC covering the resale of all shares of common stock underlying the series A preferred stock and warrants issued in connection with the March 2010 private placement on or before the date which is 90 days after the final closing date and use our best efforts to have such shelf registration statement declared effective by the SEC as soon as practicable thereafter, but in any event not later than 270 days after the final closing date (or 300 days after such closing date in the event of a full review of the registration statement by the SEC).  We are also obligated to respond to any SEC comments within a stipulated period of time after receiving any such comments and to maintain the effectiveness of the shelf registration statement from the effective date through and until 18 months after the effective date.  We will bear the expenses in connection with the registration of these shares (exclusive of any underwriting discounts and commissions, if any).

If, at any time or from time to time after the date of the effectiveness of the registration statement, we notify holders of the registered securities in writing of the existence of a potential material event (as defined below), holders of the registered securities may not offer or sell any of the registered securities, engage in any other transaction involving or relating to the registered securities, from the time of the giving of notice with respect to a potential material event until we notify holders of the registered securities that such potential material event either has been disclosed to the public or no longer constitutes a potential material event; but we may not issue such a suspension for more than 60 days in the aggregate.  “Potential material event” means the possession of material information regarding a potential transaction not ripe for disclosure in a registration statement, which will be evidenced by determinations in good faith by our board of directors that disclosure of such information in the registration statement would be detrimental to our business and affairs.

In the March 2010 private placement, the registration rights provisions provided for the payment of cash liquidated damages by us to investors in the event we failed to cause the registration statement to be filed or declared effective, or to remain effective, in accordance with the foregoing terms.  However, the registration rights provisions provided that no liquidated damages would be owed by us for any such registration defaults if we nevertheless used our best efforts in seeking to comply with those provisions, as determined by our board of directors.  In June 2010, our board of directors determined that we had used our best efforts to comply with the registration rights provisions, but that (among other factors considered) subsequent and ongoing private financing efforts during the summer of 2010 were inconsistent with the filing of a registration statement with the SEC based on integration and other legal theories, as well as our immediate need to secure working capital.  Accordingly, we believe that we have no liability for any cash liquidated damages at this time.

In the private placement that had closings between July 2010 and December 31, 2010, the registration rights provisions did not provide for the payment of cash liquidated damages in the event of registration defaults.  The $7.1 million secured convertible credit facility established on September 9, 2010, as amended on March 28, 2011, provided for the same registration rights as those in the private placement that had closings on July 2010 and December 31, 2010.

We have also agreed to file a registration statement covering the resale of the shares of common stock received by non-management “affiliates” of Image Metrics Limited in the public exchange transaction, upon demand by such holders given following the later of (a) six months after the closing of the March 2010 private placement or (b) the effective date of the shelf registration statement or statements described above covering the resale of all shares underlying the securities sold in the March 2010 private placement, and to use our best efforts to cause such registration statement to be declared effective by the SEC and to maintain the effectiveness of such registration statement for a specified period of time thereafter.  Our management is not entitled to registration rights.

Lock-Up Agreements

All shares of our common stock issued in the exchange transaction to the former holders of shares in Image Metrics, or shares of our common stock which such holders have the right to acquire by virtue of the exchange transaction, are considered “restricted securities” under U.S. federal securities laws.  Each of the former Image Metrics’ shareholders who served as executive officers of Image Metrics as of the closing of the exchange transaction, and affiliates or related parties thereof (collectively, “Management”), executed two-year lock-up/leak-out agreements with us which provide that their shares will not be, directly or indirectly, publicly sold, subject to a contract for sale or otherwise transferred, except that, beginning at the date 12 months after the effective date of our initial shelf registration statement, each Management shareholder will be permitted to sell up to 1/24th of his original number of shares each month, provided the sale price of our common stock is greater than $2.00 per share.  All lock-up/leak-out restrictions for Management expire on March 10, 2012 (24 months after the closing of the exchange transaction).  Investors in Image Metrics’ bridge financing are also subject to a six-month lock-up agreement.

Convertible Promissory Notes

On September 9, 2010, as amended on March 28, 2011, we established a secured convertible credit facility, pursuant to which we have the right to borrow up to $7,100,000 to be used by us to fund our general working capital requirements. As of November 7, 2011, we had drawn down $7,100,000 under the credit facility pursuant to a series of convertible promissory notes.  The notes bear interest at 13.5% per year and mature on January 31, 2013.

The notes are secured by a first priority security interest in all our assets. Holders of the notes associated with this credit facility are entitled to receive 7.5% of revenue obtained from the future commercialization of our Facemail offering.  The holders are entitled to this revenue share for five years after the initial commercial release of the Facemail offering.  The notes areconvertible at the option of the holder into shares of our common stockat any time and from time to time on or before the maturity date, at a conversion price equal to $1.00 per share.  The loan agreement includes customary affirmative and negative covenants, and customary events of default.

Borrowings under the agreement (i) are secured by a first priority lien on all of our assets, including the assets of our principal operating subsidiary, and a cross-guarantee by that subsidiary, (ii) bear interest at 13.5% per annum, and (iii) may be converted at any time and from time to time, at the option of the holder, into shares of our common stock at an exercise price of $1.00 per share.

In the event we fail to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum.

The loan agreement includes affirmative covenants including requirements of us to provide the lender with periodic financial reports and stay in compliance with all laws and governmental regulations and negative covenants including restricting us from incurring any additional indebtedness, restricting us from making any loans, and restricting us from investing in other companies. As of November 7, 2011, we are in compliance with all the covenants.  There are no assurances we will not violate these covenants in the future, which could possibly restrict our ability to utilize any unused portion of the facility or could cause the outstanding balance to become due sooner than anticipated.

Trading Information

Our shares of common stock are currently quoted in the over-the-counter market on the OTC Bulletin Board. Upon satisfying initial listing requirements, we intend to apply to list our shares for trading on the Nasdaq Capital Market. We cannot assure you that our application will be approved.

Our series A preferred stock and warrants will not be registered or listed for trading.

Transfer Agent

The transfer agent and registrar for our common stock is Holladay Stock Transfer, Scottsdale, Arizona.  We serve as transfer agent for the series A preferred stock and as warrant agent for the warrants.

Anti-Takeover, Limited Liability and Indemnification Provisions

Articles of Incorporation and By-laws.   Pursuant to our articles of incorporation, our board of directors may issue additional shares of common stock.  Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management.  Specifically, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•           diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•           putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or

•           effecting an acquisition that might complicate or preclude the takeover.

Our by-laws also allow our board of directors to fix the number of directors in the by-laws.  Our stockholders do not have cumulative voting in the election of directors.  The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

Nevada General Corporation Law.   The Nevada General Corporation Law (NGCL) generally provides that a “resident domestic corporation” shall not engage in any “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.  After three years, a “resident domestic corporation” is only authorized to engage in a combination which was either authorized by the board prior to the three years, authorized by a majority of disinterested stockholders or meets various fair price criteria.

For purposes of this statute, a “resident domestic corporation” is a domestic corporation that has 200 or more stockholders of record.  An “interested stockholder” generally means any person that (i) is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.  For purposes of this statute, an affiliate and associate of an interested stockholder is likewise considered to be an interested stockholder.  The term “business combination” is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 5% or more of a corporation’s assets and various other transactions that may benefit an interested stockholder.

The NGCL also prohibits an acquirer, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation’s stockholders. The relevant threshold ownership percentages of the voting power of the corporation in the election of directors are: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more.  Once an acquirer crosses one of these thresholds, those shares acquired in an offer or acquisition and those shares acquired within the preceding ninety days become control shares and such control shares are deprived of the right to vote until disinterested stockholders restore the right. This provision will not apply if the articles of incorporation or bylaws of the target corporation in effect on the tenth day following the acquisition of a controlling interest provides that this provision does not apply.

The NGCL also provides that, unless otherwise provided in the corporation’s articles or bylaws in effect on the tenth day following the acquisition of a controlling interest, in the event control shares are accorded full voting rights and the acquirer has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights for the control shares may dissent, in accordance with the Nevada statutory procedures dealing with dissenters’ rights, and obtain payment of the fair value of their shares.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limited Liability and Indemnification.   Our articles of incorporation eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of any duty owed to us or our stockholders to the fullest extent permitted by law.

Under Nevada law, a corporation may indemnify a director or officer if (i) he or she is not liable pursuant to Section 78.138 of the NGCL for breaching fiduciary duties as an officer or director or where breach of duties involved intentional misconduct, fraud or a knowing violation of law, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the above provisions, we have been informed that, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES AVAILABLE FOR FUTURE SALE

As of November 7, 2011, we had 18,295,226  shares of common stock outstanding, not including shares issuable upon conversion of our series A convertible preferred stock or upon exercise of our warrants.  All shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.
The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, 5,945,847 shares are beneficially owned by executive officers, directors and affiliates.  The remaining 12,349,379 shares constitute our public float.

Rule 144

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of prior owners other than affiliates, is entitled to sell his or her shares without any volume limitations; an affiliate, however, can sell such number of shares within any three-month period as does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which equaled 183,000 shares as of November 7, 2011, or

•	the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.  In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.  We may charge a fee to persons requesting sales under Rule 144 to obtain the necessary legal opinions.

As of November 7, 2011, 11,851,637 shares of our common stock are available for sale under Rule 144.

Restrictions on the Use of Rule 144 by Former Shell Companies

Rule 144 restricts the resale of securities issued by any issuer (such as us) that has been at any time previously a shell company, except, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

LEGAL MATTERS

Greenberg Traurig, LLP, New York, New York, will pass upon the validity of the shares of common stock offered by this prospectus as our legal counsel.

EXPERTS

The financial statements of Image Metrics, Inc. as of September 30, 2010 and for the fiscal year then ended have been audited by SingerLewak LLP, independent registered public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) and are included in reliance on their report given on their authority as experts in auditing and accounting.

The financial statements of Image Metrics Limited as of September 30, 2009 and for the fiscal year then ended have been audited by Ernst & Young LLP, independent registered public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) and are included in reliance on their report given on their authority as experts in auditing and accounting.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 13, 2010, we dismissed De Joya Griffith & Company, LLC (“De Joya”) as our independent registered public accounting firm.  The decision to dismiss De Joya was recommended and approved by our board of directors.  De Joya audited our financial statements when we operated as International Cellular Accessories as of and for the fiscal year ended December 31, 2009 and December 31, 2008 included in our annual report on Form 10-K filed with the SEC on February 25, 2010.

De Joya’s reports on our audited financial statements as of and for the fiscal years ended December 31, 2009 and December 31, 2008 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its reports for the fiscal years ended December 31, 2009 and December 31, 2008 included language expressing substantial doubt as to our ability to continue as a going concern.

During the fiscal years ended December 31, 2009 and December 31, 2008, and through De Joya’s dismissal on May 13, 2010, there were (1) no disagreements with De Joya on any matter of accounting  principles or practices, financial statement disclosure, or auditing scope or  procedures, which disagreements, if not resolved to the satisfaction of De Joya, would have caused De Joya to make reference to the subject matter of the disagreements in connection with its reports and (2) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

 On April 15, 2011, we dismissed BDO USA, LLP (“BDO”) as our independent registered public accounting firm.  The decision to dismiss BDO was recommended and approved by our board of directors.  BDO audited our financial statements for the fiscal year ended September 30, 2010 included in our annual report on Form 10-K originally filed with the SEC on February 14, 2011, as amended and filed February 22, 2011.

BDO’s report on our audited financial statements as of and for the fiscal year ended September 30, 2010 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report included language expressing substantial doubt as to our ability to continue as a going concern.

During the fiscal year ended September 30, 2010 and through BDO’s dismissal on April 15, 2011, there were (1) no disagreements with BDO on any matter of accounting  principles or practices, financial statement disclosure, or auditing scope or  procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreements in connection with its reports and (2) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

On April 15, 2011, our board of directors engaged SingerLewak LLP (“Singer”) as our new independent registered public accounting firm.  During the fiscal years ended September 30, 2010 and 2009, and through BDO’s engagement on April 15, 2011, we did not consult with Singer regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that Singer concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to such item) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

IMAGE METRICS, INC.

The financial statement schedules of Image Metrics, Inc. and its subsidiaries to be included in Item 15(a)(2) are omitted because the conditions requiring their filing do not exist or because the required information is given in the financial statements, including the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Image Metrics, Inc.

We have audited the accompanying consolidated balance sheet of Image Metrics, Inc. (the “Company”) as of September 30, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in Note 1, as of October 1, 2009, the Company adopted the guidance in Accounting Standards Codification 815-40 regarding whether an instrument is considered indexed to an entity’s own stock.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency at September 30, 2010. This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SingerLewak LLP

November 7, 2011
Los Angeles, California

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Image Metrics Limited:

We have audited the accompanying consolidated balance sheets of Image Metrics Limited as of September 30, 2009 and the related statements of income, shareholders' equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred  to above present fairly, in all material respects, the financial position of Image Metrics Limited  at September  30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Image Metrics Limited will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has current liabilities that exceed its current assets.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The September 30, 2009 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst &Young LLP

/s/ Ernst & Young LLP

London, England

March 10, 2010,
except for Notes 1d, 4, 9, 11 and 13, as to which the date is
February 22, 2011

Image Metrics, Inc.
Consolidated Balance Sheets
(Amounts in thousands of US Dollars, except share data)

	September 30, 2010	September 30, 2009

Assets
Current assets
Cash and cash equivalents	$375	$803
Restricted cash	60	100
Accounts receivable	259	422
Prepaid and other current assets	175	256
Total current assets	869	1,581

Property and equipment (net)	139	177
Investment in Optasia	-	729
Total other assets	139	906
Total assets	$1,008	$2,487

Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	$1,392	$539
Accrued expenses and other current liabilities	656	1,219
Deferred revenue	5,699	8,522
Notes payable, net of discounts	2,231	830
Notes payable to related party, net of discount	599	-
Warrant liability	2,646	-
Total current liabilities	13,223	11,110

Notes payable (noncurrent portion)	-	80
Notes payable to related party (noncurrent portion)	-	2,078
Total liabilities	13,223	13,268

Shareholders’ deficit
Common Stock, $0.001 par value. Authorized 75,000,000 shares; issued and outstanding 15,869,277 and 11,204,514 shares at September 30, 2010 and September 30, 2009, respectively	16	11
Series A Convertible Preferred stock, $0.001 par value. Authorized 20,000,000 shares; issued and outstanding 10,330,536 and 0 shares at September 30, 2010 and September 30, 2009, respectively	7,400	-
Additional paid-in-capital	17,933	15,446
Accumulated deficit	(37,318)	(25,983)
Accumulated other comprehensive loss	(246)	(255)
Total shareholders’ deficit	(12,215)	(10,781)

Total liabilities and shareholders’ deficit	$1,008	$2,487

See notes to the consolidated financial statements.

Image Metrics, Inc.
Consolidated Statements of Operations
(Amounts in thousands of US Dollars, except share data)

	September 30,
	2010	2009

Revenue	$5,945	$3,952
Cost of revenue (exclusive of depreciation shown separately below)	(3,075)	(2,965)
Gross profit	2,870	987

Operating expenses
Selling and marketing	1,558	2,706
Research and development	1,456	2,190
Depreciation and amortization	196	218
General and administrative	6,649	2,785
Total operating expenses	9,859	7,899

Operating loss	(6,989)	(6,912)

Interest expense (net)	(1,760)	(404)
Optasia investment impairment	(729)	-
Foreign exchange gain (loss)	(164)	537
Other expenses	(12)	-
Total other (expense) income, net	(2,665)	133

Loss before provision for income taxes	(9,654)	(6,779)
Provision for income taxes	-	-
Net loss	$(9,654)	$(6,779)
Deemed dividend	(1,417)	-
Net loss attributable to common stock	(11,071)	(6,779)
Basic and diluted net loss per share of common stock	$(0.80)	$(0.62)
Weighted average shares used in computing basic and diluted net loss per share of common stock	13,846,850	10,852,935

See notes to the consolidated financial statements.

Image Metrics, Inc.
Consolidated Statements of Stockholders’ Deficit and Comprehensive Income
(Amounts in thousands of US Dollars, except share data)

	Common stock and Additional Paid-in Capital		Series A Preferred stock		Accumulated	Accumulated Other Comprehensive	Total Stockholders'	Comprehensive
	Shares	Amount	Shares	Amount	Deficit	Gain (Loss)	Deficit	Income (loss))
Balance, September, 2008	7,043,620	$8,870	-	-	$(19,204)	$(137)	$(10,471)
Comprehensive income
Net Loss	-	-	-	-	(6,779)	-	(6,779)	$(6,779)
Foreign currency translation adjustments	-	-	-	-	-	(118)	(118)	(118)
Total comprehensive income	-	-	-	-	-	-	-	(6,897)
Stock option exercises	-	-	-	-	-	-	-
Issuance of warrants	-	301	-	-	-	-	301
Stock compensation expense	-	96	-	-	-	-	96
Issuance of stock	4,160,894	6,190	-	-	-	-	6,190
Balance, September, 2009	11,204,514	15,457	-	-	(25,983)	(255)	(10,781)
Comprehensive income
Net Loss	-	-	-	-	(9,654)	-	(9,654)	(9,654)
Foreign currency translation adjustments	-	-	-	-	-	9	9	9
Total comprehensive income	-	-	-	-	-	-	-	$(9,645)
Stock option exercises	17,640	2	-	-	-	-	2
Deemed dividend	647,123	1,417	-	-	(1,417)	-	-
Adoption of EITF 07-05					(264)		(264)
Exchange of warrants	-	231	-	-		-	231
Stock compensation expense	-	422	-	-	-	-	422
Issuance of Series A preferred stock	-	630	10,330,536	7,400		-	8,030
Reverse acquisition	4,000,000	(210)	-	-	-	-	(210)
Balance, September, 2010	15,869,277	$17,949	10,330,536	$7,400	$(37,318)	$(246)	$(12,215)

See notes to the consolidated financial statements.

Image Metrics, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands of US Dollars, except share data)

	2010	2009
Operating activities:
Net loss	$(9,654)		$(6,779)

Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	196		218
Stock-based compensation	422		96
Non-cash interest expense	1,622		243
Foreign currency transaction loss (gain) and other	164		(537)
Loss on investment in Optasia	729		-
Changes in assets and liabilities:
Restricted cash	40		-
Accounts receivable	163		(409)
Prepaid expenses, other current and other non-current assets	81		(53)

Deferred revenue	(2,823)		4,007
Accounts payable	853		53
Accrued expenses and other liabilities	(563)		(46)
Total adjustments	884		3,572
Net cash used for operating activities	(8,770)		(3,207)

Investing activities:
Purchase of fixed assets	(158)		(185)
Net cash used for investing activities	(158)		(185)

Financing activities:
Proceeds from exercise of stock options	2		-
Payments on nonconvertible notes	(418)		(865)
Payments on convertible notes	(566)		-
Proceeds from issuance of nonconvertible notes	-		2,050
Proceeds from issuance of Convertible Notes and warrants to related parties	1,375		849
Proceeds from issuance of Convertible Notes and warrants to nonrelated parties	4,925		500
Proceeds from sale of stock and warrants	3,231		1,553
Payment of debt issuance costs	(80)		-
Net cash provided by financing activities	8,469		4,087

Effects of exchange rates on cash and cash equivalents	31		-
Net increase (decrease) in cash and cash equivalents	(428)		695
Cash and cash equivalents, beginning of year	803		108
Cash and cash equivalents, end of year	$375		$803

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$136		$106
Income taxes	1		1

Non-cash financing activities:
Conversion of notes payable to Series A preferred shares	$5,921		$4,859
Issuance of warrants in connection with convertible notes payable	$341		$-
Beneficial conversion feature recorded in connection with convertible notes payable	$630		$-
Beneficial conversion feature in connection with Series A convertible preferred stock	$670	$
Beneficial conversion feature in connection with Series B convertible preferred stock	$470	$
Exchange of warrants	$231	$

See notes to consolidated financial statements.

Image Metrics, Inc.
Notes to Consolidated Financial Statements

1.	Description of Business and Summary of Significant Accounting Policies

a)	Nature of Business

Image Metrics, Inc. is a leading global provider of technology-based facial animation services to the interactive entertainment and film industries.  Any references to the “Company” or “Image Metrics” are to Image Metrics, Inc. and its consolidated subsidiary.

b)	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant operating losses and has accumulated a $37.1 million deficit as of September 30, 2010. The Company's ability to continue as a going concern is dependent upon its ability to successfully raise further capital through equity or debt financing and improvement of its results of operations.  The Company has in place a credit facility that provided the Company sufficient cash to fund operations through July 2011.  The Company is expecting to increase the size of the credit facility to about $10.0 million.  Since July 2011, the Company has received $2.3 million in proceeds that will be covered under the expanded facility.  Additional funds for operations are expected to come from customer payments, new sales, joint development arrangements and a larger credit facility.

These conditions indicate a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.   The Company believes it will secure the necessary debt or equity financing to continue operations and meet its obligations.  Thus, we have continued to adopt the going concern basis of accounting in preparing the financial statements.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.  Intercompany accounts and transactions have been eliminated in consolidation.

d)	Reverse Merger

On March 10, 2010, we acquired through an exchange offer all of the outstanding ordinary shares and preferred shares of Image Metrics Limited, a private company incorporated in England and Wales (“Image Metrics LTD”), in exchange for 11,851,637 shares of our common stock, par value $.001 per share. In the merger, we exchanged 11,851,637 shares of our common stock, par value $.001 per share for all of the outstanding share capital of Image Metrics LTD comprised of 2,125,197 shares of ordinary stock, 300,607 A ordinary stock, 1,567,178 preferred ordinary stock and 2,725,633 series B preferred ordinary stock.  As a result, Image Metrics LTD is now our wholly-owned subsidiary. The transaction is referred to in this annual report on Form 10-K as the exchange transaction.

Prior to the exchange transaction, the Company was named International Cellular Accessories (“ICLA”) and did not have any operations and had nominal assets.  Subsequent to the exchange transaction, the former Image Metrics LTD shareholders held a majority of the voting interest in the Company.  Therefore, the exchange transaction was determined to be the merger of a private operating company, Image Metrics, LTD, into a public non-operating shell, ICLA.  Accordingly, the Company accounted for the exchange as a capital transaction in which Image Metrics LTD issued stock for the net monetary assets of the Company accompanied by a recapitalization.  The pre-acquisition financial statements of the accounting acquirer, Image Metrics LTD, became the historical financial statements of the combined companies.  These historical consolidated financial statements of the Company do not include the operations of ICLA for any periods, but only reflect the operations of Image Metrics LTD and its subsidiary.  Additionally, the Company’s pre-exchange transaction equity has been restated to reflect the equivalent number of common shares of the Company received by Image Metrics LTD shareholders in the exchange transaction, with differences between the par value of the Company and Image Metrics LTD’s stock recorded as an adjustment to additional paid in capital. Upon the exchange transaction, the Company adjusted its capitalization to reflect the legally issued and outstanding shares existing pursuant to the exchange.

e)	Concentration of Credit Risk

The Company’s largest single customer accounted for 69% and 83% of total consolidated revenue for the fiscal years ended September 30, 2010 and 2009, respectively.   The Company’s relationship with the customer is governed by a contract between the two parties which identifies games and game characters upon which the Company will work, prices for the services to be rendered and specified payments to be made by the customer to the Company. As of September 30, 2010 and September 30, 2009, the Company did not have any outstanding accounts receivable from this customer.

f)	Cash and Cash Equivalents

The Company considers cash in bank and short term investments purchased with stated maturities of three months or less from the date of purchase are classified as cash equivalents.  The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents approximate the fair values due to the highly liquid nature of these investments.

g)	Non-Marketable Equity Securities

The Company has accounted for its investment in Optasia Medical, Ltd. (“Optasia”) at cost, because it does not have significant influence over the underlying investee. The Company recorded an impairment charge for the total amount of its investment in the current fiscal year.

The Company periodically reviews its marketable securities, as well as its non-marketable equity securities, for impairment. As of September 30, 2010, the Company did not own any marketable securities.  If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is “other-than-temporary.” Factors the Company considers to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period, and its intent to sell, or whether it is more likely than not that the Company will be required to sell, the investment before recovery. If any impairment is considered “other-than-temporary,” the Company will write down the asset to its fair value and take a corresponding charge to its Consolidated Statements of Operations.

h)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortisation.  Additions and significant improvements to property and equipment are capitalized, while maintenance and repairs are expensed. Depreciation is expensed on the straight-line method over the useful life of one to two years for computer equipment and software and three years for furniture and office equipment. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Depreciation for equipment commences once it is placed in service and depreciation for buildings and leasehold improvements commences once they are ready for their intended use.

i)	Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to expected future cash flows generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flow, the carrying amount is compared to fair value and an impairment charge is recognized to the extent of the difference.  The Company did not record any impairment charges during fiscal years ended September 30, 2010 and 2009.

j)	Accounting for Notes Payable with Equity Instruments

In connection with the sale of debt or equity instruments, we may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain derivative instruments, such as derivative features which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

For options, warrants and bifurcated derivative features that are accounted for as derivative instrument liabilities, we estimate fair value using either Monte Carlo Simulation, quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. Because of the limited trading history for our common stock, we estimate the future volatility of our common stock price based the experience of other entities considered comparable to our company.

k)	Deferred Tax Assets and Liabilities

Significant judgment is required in determining our provision for income taxes. We assess the likelihood that our deferred tax asset will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if we determine that the amount to be realized is less or greater than the amount that we recorded. Such adjustments, if any, could have a material impact on the results of the Company’s operations.

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

l)	Revenue Recognition

The Company derives its revenues from the sale of consulting services, model building, character rigging and animation services. The majority of services are sold in multiple-element arrangements.  The Company recognizes revenue pursuant to the requirements of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 605, as amended by Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements”, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is presented net of sales, use and value-added taxes collected on behalf of the Company’s customers.

For sales that involve the delivery of multiple elements, the Company allocates revenue to each undelivered element based on the element’s fair value as determined by vendor-specific objective evidence (“VSOE”), which is the price charged when that element is sold separately, or third party evidence (“TPE”).  When VSOE and TPE are unavailable, fair value is based on management’s best estimate of selling price.  When management’s estimate is used to determine fair value, management makes its estimates using reasonable and objective evidence to determine the price.  For elements not yet sold separately, the fair value is equal to the price established by the Company’s management if it is probable that the price will not change before the element is sold separately. The Company reviews its VSOE and third party evidence at least annually. As the Company has concluded it is unable to establish fair values for one or more undelivered elements within a multiple-element arrangement using VSOE, the Company uses TPE or the Company’s best estimate of the selling price for that unit of accounting, being the price at which the vendor would transact if the unit of accounting were sold by the vendor regularly on a standalone basis. During fiscal year 2009 and 2010, the majority of our revenue is related to contracts that involve the delivery of multiple elements, as such, all the revenue associated with these contracts were recognized based on estimated selling price.

Estimated selling price for each deliverable is determined based on a calculation of internal direct costs plus our anticipated profit margin, which is the method we would use to price the same deliverable on a standalone basis, then compared for reasonableness to available market information on prices charged by other providers for similar services.  Significant deliverables in the arrangement qualify as separate units of account and are recognized throughout the service period as the elements are delivered.

m)	Foreign Currency Translation and Remeasurement

During the fiscal year ended September 30, 2008, the Company’s functional currency was the British pound (“GBP”).  Transactions in foreign currencies were translated into GBP at the rates of exchange current at the dates of the transactions.

The financial statements of the Company’s wholly owned subsidiary, Image Metrics, Inc., were measured in its functional currency, the United States dollar (“US$”).  Assets and liabilities were translated at the balance sheet date at the average exchange rate prevailing on that day and income and expense items were translated at average exchange rates prevailing during the period. The related translation adjustments were recorded as a component of comprehensive income (loss) within stockholder’s equity.  Gains and losses from foreign currency transactions are included in the consolidated statements of operations.

During the fiscal year ended September 30, 2009 the Company’s functional currency became the US dollar.  The Company’s monetary assets and liabilities were remeasured at the balance sheet date at the average exchange rate prevailing on that day, certain non-monetary assets and liabilities and equity were remeasured at average monthly historical rates at the time the transactions occurred, and income and expense items were remeasured at average exchange rates prevailing during the period.  Remeasurement adjustments for intercompany payables were recorded as a component of comprehensive income, while all other remeasurement adjustments were charged to income and expense.

The Company’s functional currency is the US dollar in fiscal year 2010.

n)	Subsequent Events

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which establishes the general standards of accounting for and disclosures required for events occurring after the balance sheet date but before financial statements are issued or are available to be issued.  Under ASC 855 the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, are required to be recognized in the financial statements.  Subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued should not be recognized in the financial statements but may need to be disclosed to prevent the financial statements from being misleading.  In accordance with this standard, we evaluated subsequent events through the filing date of this Annual Report on Form 10-K.

o)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.  On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, valuation of deferred tax assets and tax contingency reserves and fair value of the Company’s options and warrants to purchase common stock. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

p)	Impact of Recently Issued Accounting Standards

In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition”.  This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The updated guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 16, 2010. Entities may elect to adopt the amendments in the ASU retrospectively for all prior periods. The Company does not expect the adoption of these provisions to have a material effect on its consolidated financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Consensus No. 07-05 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock for periods beginning after December 15, 2008. The objective of this Consensus is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock and it applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative in of Statements of Accounting standards No. 133 Accounting for Derivative Financial Instruments and Hedging Activities, for purposes of determining whether the financial instrument or embedded feature qualifies for the first part of the scope exception in paragraph 11(a) of Statement 133 (the “Paragraph 11(a) Exemption). This Issue also applies to any freestanding financial instrument that is potentially settled in an entity's own stock, regardless of whether the instrument has all the characteristics of a derivative in Statement 133, for purposes of determining whether the instrument is within the scope of Issue 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The Consensus requires the application of a two-step approach that required the Company to (1) evaluate the instrument’s contingent exercise provisions and (2) evaluate the instrument’s settlement provisions. Based upon applying this approach to instruments within the scope of the consensus, the Company determined that certain of its warrants, that were contractually indexed to 643,894 shares of Common Stock and that are classified in stockholders’ equity on September 30, 2008, will no longer meet the definition of Indexed to a Company’s Own Stock provided in the Consensus. Accordingly, effective on October 1, 2009, the Company is required to reclassify those warrants, at their fair value of $0.26 million to liabilities where they will continue to be measured at their respective fair values with corresponding changes in fair values charged or credited to interest income or expense.

2.	Cost Method Investments

As of July 31, 2010, the Company maintained a long-term investment in its previously wholly-owned subsidiary, Optasia Medical, Ltd. (“Optasia”).  In October 2006, the Company sold the subsidiary to a group of investors which was led by the Company’s largest investor, Saffron Hill Ventures.  Upon the sale of Optasia, the Company retained 34% ownership in Optasia.  The Company did not have the ability to exert “significant influence” as defined by ASC 323, “Investments- Equity methods and Joint Ventures” and accounted for the investment using the cost method.   The investment is reviewed periodically for indicators of impairment and, if indentified as having such indicator(s), would be subject to further analysis to determine if the investment is other-than-temporarily impaired.

On July 31, 2010, Optasia was placed into Administrative Receivorship in the United Kingdom.  Optasia was subsequently sold by the Administrator to Saffron Hill Ventures for an undisclosed amount.  The sale eliminated any remaining ownership the Company had in Optasia.  During the third quarter of 2010, the Company wrote off its investment in Optasia resulting in the Company recording a loss on investment of $729,000. The loss was recorded in other expense on the Statement of Operations.

3.	Fair Value Measurements

The Company follows guidance that requires certain fair value disclosures regarding the Company’s financial and non-financial assets and liabilities.  Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  The Company does not have any financial assets required to be recorded at fair value on a recurring basis, nor financial assets and liabilities required to be recorded at fair value on a non-recurring basis.  The Company does record a liability for its outstanding warrants at fair value, see note 9 for further discussion.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s warrant liability is classified within Level 3 because it is valued using significant inputs unobservable in the market.  (See note 1 for methodology used to determine fair value.)

The warrants liability which is included within current liabilities, represents the fair value of the warrants outstanding.  The warrants contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of September 30, 2010, the trigger price was $1.00.

Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a market for these shares.  The discount for lack of marketability was determined based on the put value of an option on the common shares underlying the warrants using a Black-Scholes-Merton model with a six month estimated life.  The six month estimated life was determined to be the expected time before the underlying security would be registered.

The valuation methodologies used by the Company as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents a reconciliation for our assets and liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the fiscal year ended September 30, 2009 (in thousands):

Level 3

Balance at September 30, 2008	$-
Issuance of warrants with derivatives
Total gains or losses (realized/unrealized):	-
Included in earnings (or changes in net assets)	-
Included in other comprehensive income	-
Transfers in to Level 3	-

Balance at September 30, 2009	$-

The following table presents a reconciliation for our assets and liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the fiscal year ended September 30, 2010 (in thousands):

Level 3

Balance at September 30, 2009	$-
Issuance of warrants	2,120
Total gains or losses (realized/unrealized):	-
Included in earnings (or changes in net assets)	494
Included in other comprehensive income	-
Transfers in to Level 3	263
Settlement	(231)

Balance at September 30, 2010	$2,646

For assets and liabilities recorded at other than fair value, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short-term maturity of these instruments.  The fair-value of long-term debt is estimated using a discounted cash flow method based on the Company’s current borrowing rates for similar types of financing without a quoted market price.  During this fiscal year, the cost basis was evaluated for impairment and was determined to be fully impaired.  The fair value and carrying value, before applying discounts, of the Company’s notes payable are summarized as follows (in thousands), see note 4 for further details on the Company’s debt:

	September 30, 2010		September 30, 2009
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Current portion of notes payable	$2,305	$2,305	$956	$948
Current portion of notes payable to related party	650	650	-	-
Noncurrent portion of notes payable	-	-	114	112
Noncurrent portion of notes payable to related party	-	-	2,077	1,734
	$2,955	$2,955	$3,147	$2,794
Discount on notes payable	(123)		(159)
	2,832	2,955	2,988	2,794

4.	Notes Payable

The Company’s notes payable and scheduled maturities are summarized as follows (in thousands):

	2010	2009

Image Metrics Promissory Notes 2011	$-	$853
Saffron Hill Ventures II 2009 loan	-	1,225
Private Individual Loan	-	500
ETV Capital Loan	150	536
ICLA Notes	196	—
Q4 2010 Secured Convertible Notes	1,625	—
Q3 Bridge Loan (nonrelated party)	334	—
Q3 Bridge Loan (related party)	650	—
Royal Bank of Scotland loan	-	33
Total notes payable	2,955	3,147
Discount on notes payable	(123)	(159)
Less portion due within one year	(2,832)	(830)
	$-	$2,158

Q4 2010 Secured Convertible Loan

On September 9, 2010, the Company established a secured convertible loan facility.  The facility is for a maximum of $2,600,000, of which $1,625,000 million of promissory notes were issued by the Company as of September 30, 2010 to one individual.  The debt bears interest at 13.5% per year and originally was to mature on January 31, 2011 or, in the event that a subsequent financing is consummated, then the maturity date will be the earliest maturity date of any indebtedness incurred in the subsequent financing.

The loans are secured by a first priority security interest in all assets of Image Metrics. The debt is convertible at the option of the holder into common stock of the Company at a conversion price equal to $1.00 per share.

In the event the Company fails to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum.   The Company may, at its option, prepay all or any part of the principal of the promissory notes without payment of any premium or penalty.

The Company had recognized interest expense during the fiscal year ended September 30, 2010 of $17,000 related to this loan.  As of September 30, 2010, the Company had $17,000 of accrued interest for this loan.  As of September 30, 2010, the amount outstanding for this loan was $1,625,000.

Until the secured convertible loan is paid in full, the Company is required to obtain written consent of the lender to perform any of the following: issue any secured debt, make any loans or advances, purchase equity of an individual, firm or corporation, merge or consolidate with another corporation, sell assets outside of the normal course of business or for a price below fair market value, enter into a new line of business, or change state of incorporation.
As of February 14, 2011, the principal and all accrued interest on the loan remained outstanding.  The Company and the holder of the loan were in negotiations of extending the monetary size and length of the loan.  The Company expects the loan facility will be increased to $5.2 million and extending the maturity date to January 31, 2013.

Q3 2010 Bridge Loan

During the third quarter of 2010, the Company established a $1,500,000 million credit facility (“Q3 2010 Bridge Loan”).   Between May and July 2010, the Company issued $1,500,000 million in promissory notes under this facility.  The payment of the promissory notes and the Company’s obligations thereunder are not secured by any collateral.  The promissory notes bear interest at 10% per annum and mature at the earlier of February 24, 2011 or such date the Company completes a private placement of units consisting of one share of the Company’s series A convertible preferred stock and a detachable warrant to purchase one-half share of its common stock (an “Offering”); provided that, at any closing of an Offering, not more than 50% of the closing net proceeds will be repaid to any lender before a minimum of $2,500,000 in aggregate net proceeds have been raised by the Company.  Upon the Company completing an Offering, the holders of these notes have the option to convert the principal and accrued interest into the Offering at the price of $1.00.  In the event the Company fails to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum and the promissory notes will be convertible into common stock of the Company at a conversion price of $0.50 per share.   The Company may, at its option, prepay all or any part of the principal of the promissory notes without payment of any premium or penalty.  The holders of the notes also received warrants to purchase 450,000 shares of the Company’s common stock at $1.50 per share and have expiration dates between May and July 2014.  The Company, through the use of the Black-Scholes-Merton option pricing method, assigned a fair value of $14,000 to these warrants and recorded a discount against the Q3 2010 Bridge Loan for an equal amount that will be amortized as interest expense over the period the notes remain outstanding.

The warrants contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of September 30, 2010, the trigger price was $1.00. These warrants are treated as derivatives and recorded as warrants liability on the balance sheet.  Currently, there is not an observable market for this type of derivative and, as such, the Company determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a registered marketability for these shares.  The discount for lack of market ability was determined based on the put value of an option on the common shares underlying the warrants using a Black-Scholes-Merton model with a six month estimated life.  The one year estimated life was determined to be the expected time before the underlying security would be registered.

The Company, through the use of a Monte Carlo Simulation method, assigned a fair value of $219,000 to these warrants and recorded a discount against the Q3 2010 Bridge Loan for an equal amount that will be amortized as interest expense over the period the notes remain outstanding.

During the 4 th quarter of fiscal year 2010, $450,000 of the promissory notes was converted into equity as part of the Q3 2010 Private Offering, see note 9 for further discussion.  As of September 30, 2010, the Company had $984,000 in promissory notes outstanding under this credit facility, including $650,000 issued to Saffron Hill Ventures Guernsey LTD.  As of September 30, 2010, the Company had accrued interest related to these notes in the amount of $32,000 and had recognized interest expense for the fiscal year ended September 30, 2010 of $51,000.  As of September 30, 2010, the unamortized balance of the discount was $77,000.

Image Metrics Promissory Notes 2011

On October 9, 2009, the Company entered into a loan agreement with a group of lenders, which included the Company’s principal investor, for a $2,500,000 loan facility.  The loan is for working capital purposes and can be drawn upon on an as needed basis.  Although the loan was formally signed on October 13, 2009, the Company received funds in advance of the loan documents being executed.  As of September 30, 2009, a total of $853,000 had been advanced against the facility.  The loan bears interest at 6.0% plus the Bank of England base rate, the effective interest rate as of September 30, 2009 was 6.5%.  All principal and accrued interest is due on or before March 30, 2011.  The loan’s principal and all accrued interest were converted into equity as part of the Company’s private offering that closed on March 10, 2010.  (See note 9 for further discussion.)

ICLA Notes

Between May 10, 2006 and February 22, 2010, the Company issued an aggregate of $196,000 of convertible notes. The convertible notes accrue interest at 5% per annum, compounded annually.  We are currently in default of these convertible notes.  Upon completion of the share exchange transaction on March 10, 2010, these convertible notes entered a default status as a result of the Company having a change of ownership.  As of September 30, 2010, the principal and accrued interest owed on these loans was $224,000.

Saffron Hill Ventures II 2009 Loan

On April 27, 2009, Image Metrics LTD signed a loan agreement with its largest shareholder, Saffron Hill Ventures (“SHV”) in the amount of $1,200,000. The loan bore interest at 6.0% plus the Bank of England base rate.  The effective interest rate as of March 10, 2010 was 6.5%.  The loan’s principal and all accrued interest were converted into equity as part of the Company’s private offering that closed on March 10, 2010.  (See note 9 for further discussion.)

Private Individual Loan

On March 13, 2009, Image Metrics LTD signed a loan agreement with a private individual. The loan facility was for a maximum of $500,000 and bore interest at 5.0% plus London Interbank Offered Rate (LIBOR), the effective interest rate as of March 10, 2010 was 5.23%. All principal and accrued interest was converted into equity as part of the Company’s private offering that closed on March 10, 2010, see note 9 for further discussion.

Saffron Hill Ventures Loans

Between July 2005 and April 2008, Image Metrics LTD signed three loan agreements with Saffron Hill Ventures Limited Partnership (“SHVLP”). The loan facilities’ available amounts were £450,000, £1,000,000 and £1,500,000, respectively, with the proceeds to be used for general working capital.  The £450,000 loan bore interest at LIBOR plus 2%, and the other loans bore interest at LIBOR plus 8%.

The loan for £450,000 had beneficial contingent conversion rights, whereby the loan could be converted into equity of Image Metrics LTD at a discount.  The contingency was based upon the Company completing a successful equity offering which raises at least £100,000.  The conversion price would have been equal to 80% of the share price in the offering.  Upon receiving proceeds from the loan, the Company recorded a discount on the note equal to the intrinsic value of the beneficial conversion rights in the amount of $222,000. In accordance with ASC 470-20 “Debt with Conversion and Other Options”, the Company did not recognize this discount into earnings as the contingency had not been removed.

On October 27, 2008, Image Metrics LTD converted the loans from SHVLP into series B preferred ordinary shares of Image Metrics LTD’s stock, which were converted to ordinary shares and then exchanged for common stock as part of the exchange transaction (see notes 1 and 9 for further discussion).

ETV Capital 2008 Loan

On March 3, 2008, Image Metrics LTD signed a loan agreement with ETV Capital, Inc. (“ETV”). The loan facility was for a maximum of $1,000,000 with the proceeds to be used for general working capital.  The loan is to be paid in equal installments commencing July 2008 and continuing through December 31, 2010 at a fixed interest rate of 11.43%.  The loans are secured by a first priority security interest in all assets of Image Metrics LTD.

As part of the loan agreement, ETV received warrants to purchase shares of stock of Image Metrics LTD.  The warrants would have allowed ETV to purchase up to $140,000 of Image Metrics LTD’s shares at an exercise price equal to the lower of £1.65 or the price offered to investors in the next equity offering made by Image Metrics LTD and are treated as derivatives and recorded as warrants liability on the balance sheet.  Currently, there is not an observable market for this type of derivative and, as such, the Company determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  Prior to March 15, 2010, the Company’s common stock was not traded on any stock exchange, as such, the Company, through the use of a third party valuation firm, determined the fair value of its common stock as of October 1, 2009 and December 31, 2009.   These warrants were exchanged on March 10, 2010 for new warrants to purchase shares of Common Stock in the Company (see note 9 for further discussion).

Upon receipt of the loan proceeds, the Company allocated the proceeds based on the fair values of the warrants and the debt.  The Company, through the use of a Monte Carlo Simulation method, assigned a fair value of $102,000 to these warrants and recorded a discount against the ETV Capital 2008 Loan Q3 2010 Bridge Loan for an equal amount that will be amortized as interest expense over the period the notes remain outstanding.    The unamortized balance of the discount was $0 and $25,000 as of September 30, 2010 and 2009, respectively.  The Company recognized $25,000 of interest expense for the fiscal year ended September 30, 2010 and $49,000 for the fiscal year ended September 30, 2009, from the amortization of this discount. The Company recognized $40,000 and $85,000 of interest expense for fiscal year ended September 30, 2010 and 2009, respectively, for the contractual interest obligation on the note.

ETV, also, received options to purchase up to $200,000 of shares of equity of Image Metrics LTD in the Company’s first offering after the loan was established. These options expired unexercised in December 2008. The Company determined the value of these options through the use of the Black-Scholes- Merton option pricing model. The value assigned to these options was $214,000 and a corresponding notes payable discount in an equal amount was recorded at the time of issuance. The unamortized balance of the discount was $27,000 and $134,000 as of September 30, 2010 and 2009, respectively.  The Company recognized $107,000 of interest expense for the fiscal year ended September 30, 2010 and $80,000 for the fiscal year ended September 30, 2009, from the amortization of this discount.

Royal Bank of Scotland Loan

 In January 2002, Image Metrics LTD obtained a bank loan for £250,000. The loan bore interest at 2.5% per annum.  The loan was guaranteed under the Small Firms Loans Guarantee Scheme in the United Kingdom. The loan was paid off in February 2010.

5.	Property and Equipment, Net

Property and equipment, net as of September 30, 2010 and 2009 consisted of the following (in thousands):

	2010	2009

Computers & computer equipment	$783	$676
Software	43	-
Furniture & fixtures	175	167
Leasehold improvements	149	149
Office equipment	93	93
	1,243	1,085
Less accumulated depreciation	(1,104)	(908)
Property and equipment, net	$139	$177

6.	Accrued Expense(s) and Other Current Liabilities

Accrued expenses and other current liabilities are summarized as follows (in thousands):

	2010	2009

Accrued payroll related costs	$417	$921
Accrued professional and legal costs	25	124
Accrued directors compensation	20	22
Accrued interest	61	-
Deferred rent	90	70
Other	43	82
	$656	$1,219

7.	Benefit Plans

United Kingdom Based Employee Plan

The Company operates a defined contribution pension scheme, the Image Metrics Ltd Group Personal Pension Plan (“the Plan”), which covers certain UK based directors and employees.  Plan participants may contribute a percentage of their annual salary up to the maximum amount allowed by statute.  As defined in the Plan agreement, the Company will make matching contributions in such amount as agreed up to a maximum of 6% of individual employees’ annual gross salary. The Company, in its sole discretion, determines the matching contribution made from year to year. To receive matching contributions, the employee must be a permanent employee and employed for at least 3 months. For the years ended 2010 and 2009, the Company contributed approximately $34,000 and $39,000, respectively, to the plan as Company matching contributions.

The assets of the plan are separately held from those of the company in an independently administered fund for the benefit of the individuals which are both personal and portable. The Company has no financial obligations to an individual’s pension under the pension plan once an individual has left the Group Pension Plan.

United States Based Employee Plan

The Company’s United States based employees participate in a multi employer defined contribution 401(k) plan (the “401(k) Plan”).  The 401(k) Plan covers all Image Metrics employees in the U.S. who have completed 90days of service and are age 21 or older. Participants may contribute up to 50% of their annual salary up to the maximum amount allowed by statute.  As defined in the Company Adoption and Acceptance Agreement Amendment No. 1, Effective January 1, 2008, a mandatory safe harbor matching contribution, equal to 100% of the first 6% of each employee’s elective contributions will be made.  Safe Harbor Matching Contributions will not be made on elective contributions in excess of 6% of compensation.  These contributions will be made on a payroll-by-payroll basis for all eligible employees.  For the years ended 2010 and 2009, the Company contributed approximately $109,000 and $106,000, respectively, to the plan as Company matching contributions.

8.	Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when uncertainty exists as to whether all or a portion of the net deferred tax assets will be realized. The Company has a total net deferred tax asset before valuation allowance of $11,517,194 and $9,431,000 as of September 30, 2010 and 2009, respectively.  This is mainly in respect of tax losses which are available to carry forward to offset against future taxable profits. These losses will only be available for offset when the company makes taxable profits.  As the timing of these profits is not certain it has been assumed the losses will not be recoverable in the foreseeable future.

Components of the Company’s loss before tax as of September 30, 2010 and 2009 are as follows (in thousands):

	2010	2009

United Kingdom	$(3,431)	$(1,421)
United States	(6,223)	(5,358)
	$(9,654)	$(6,779)

 Components of the Company’s consolidated net deferred tax asset as of September 30, 2010 and 2009 are as follows (in thousands):

	2010	2009

United Kingdom
Tax assets	$4,515	$4,081
Tax liabilities	-	-
United States
Tax assets	7,002	5,387
Tax liabilities	-	(37)
Valuation allowance	(11,517)	(9,431)
	$-	$-

Components of the net deferred tax asset available to offset taxable profits in the United Kingdom as of September 30, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets
Net operating losses carryforwards	$3,114	$2,675
Revenue recognition	993	993
Share based payments expense	337	338
Fixed assets	45	46
Other timing differences	26	29
Gross deferred tax assets	4,515	4,081

Deferred tax liabilities
Gross deferred tax liabilities	-	-
Valuation allowance	(4,515)	(4,081)

Net deferred tax assets	$-	$-

Components of the net deferred tax asset available to offset taxable profits in the US as of September 30, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets
Net operating losses carryforwards	$6,192	$5,186
Revenue	240	73
Stock based compensation expense	143	128
Other timing differences	393	-
Gross deferred tax assets	6,968	5,387

Deferred tax liabilities
Fixed assets	$34	$(37)
Gross deferred tax liabilities	34	(37)
Valuation allowance	(7,002)	(5,350)

Net deferred tax assets	$-	$-

Actual income tax expense differs from that obtained by applying the statutory rate applicable to the parent company to income before income taxes as follows (in thousands):

	2010	2009
Income tax benefit at the United States statutory income tax rate of 34% for fiscal year 2010 and at the United Kingdom statutory income tax rate of 28% for fiscal year 2009	$2,188	$1,898
Research and development expenses	-	61
State taxes	375	-
Nondeductible expenses and other items	(29)	(59)
Rate change impact	(1,066)	-
Incremental tax benefit from foreign operations	618	370
Change in valuation allowance	(2,086)	(2,270)
	$-	$-

The income tax benefit for the fiscal years ended September 30, 2010 and 2009 consisted of the following:
	2010	2009
United Kingdom
Current (investment credit)	$-	$-
Deferred	434	419
United States
Current	-	-
Deferred	1,652	1,851
Valuation allowance	(2,086)	(2,270)
	$-	$-

Changes in valuation allowance from September 30, 2009 to September 30, 2010 are as follows (in thousands):

2010
UK
Beginning Balance – 9/30/2009	$4,081
Changes in:
Net operating losses carryforwards	439
Revenue recognition	-
Share based payments expense	(1)
Fixed assets	(1)
Other timing differences	(3)
Ending Balance – 9/30/2010	$4,515

US
Beginning balance – 9/30/2009	$5,350
Changes in:
Net operating losses carryforwards	1,006
Revenue	167
Stock based compensation expense	15
Other timing differences	464
Ending balance – 9/30/2010	$7,002

As required by ASC 740-10-25 “Income Taxes”, the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. The Company has concluded, in accordance with the applicable accounting standards, that it is more likely than not that the Company may not realize the benefit of its deferred tax assets in the foreseeable future. Accordingly, the net deferred tax assets have been fully reserved. The Company evaluates the positive and negative evidence on an annual basis.

 At September 30, 2010, the Company had US net operating loss carryforward of approximately $15,564,908   available to reduce future taxable income, which will expire at various dates beginning in 2026. At September 30, 2010, the Company had United Kingdom net operating loss carryfoward of approximately $11,122,122   available to reduce future taxable income in the same trade. The net operating losses in the United Kingdom currently do not have any expiration dates. The Company has evaluated the impact of ASC 740-10-25 on its financial statements. The evaluation of a tax position in accordance with ASC 740-10-25 is a two-step process. The first step is recognition: The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold will be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold would be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740-10-25. The Company did not record a cumulative effect adjustment related to the adoption of ASC 740-10-25. Tax years ended September 30, 2006 through 2010 remain subject to examination by the major tax jurisdictions in the US where the Company is subject to tax. Tax years ended September 30, 2009 and 2010 remain subject to examination in the United Kingdom were the Company is subject to tax. The Company did not incur or pay any interest or penalties related to income taxes during fiscal years 2010 and 2009.

9.	Shareholders’ Equity

Classes of Shares

The Company’s Board of Directors has authorized two classes of shares, common stock and preferred stock.  The rights of the holders of the two classes of shares are identical, except preferred stock receives priority if the Company was to have a liquidation or reduction of capital, and preferred stock shareholders are not entitled to receive dividends. The only currently designated preferred stock is the Series A Convertible Preferred Stock.   Series A Convertible Preferred Stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer of common stock at a ratio of 1:1.

Saffron Hill Venture Loans Conversion

On October 27, 2008, Image Metrics LTD converted the Saffron Hill Venture Loans into Series B Preferred Ordinary shares of its stock, which were converted to ordinary shares and then exchanged for common stock as part of the exchange transaction, see note 1 for further discussion. The outstanding principal and accrued interest on this date was £2,902,000 and was converted into 1,759,390 Series B Preferred stock at a conversion price of £1.65 per share.  The exchange did not result in a gain or loss (see note 4 for further discussion).

December 2008 Private Equity Offering

In December 2008, Image Metrics LTD completed a private equity fund raising round by selling 599,393 shares of its Series B Preferred Ordinary shares at £1.65 per share for a total raise of £989,000.  The round was fully subscribed by two of Image Metrics LTD’s existing investors, one of which was a member of Image Metrics LTD’s Board of Directors.  The Series B Preferred Ordinary shares were converted to ordinary shares and then exchanged for common stock as part of the exchange transaction (see note 1 for further discussion).

March 2010 Private Equity Offering

On March 10, 2010, the Company closed the first round of a private equity offering.  The Company sold 8,394,098 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase common stock at an exercise price of $1.50 per share, for $8.0 million gross proceeds.  The $8.0 million included the conversion of $5.41 million of its notes payable. The proceeds from the first close were reduced by $0.46 million for transaction costs, which primarily consist of legal fees and broker commissions and $0.47 million for debt repayments, yielding net proceeds of $1.66 million.  Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.  The value assigned to the warrants and the Series A Convertible Preferred Stock was based on an enterprise valuation performed by the Company as described under “Warrant liability” in this footnote.

Simultaneously with the close of the private equity offering, Image Metrics LTD exchanged all of its outstanding equity for 11,851,637 shares of the Company.  As a result, Image Metrics LTD became a wholly-owned subsidiary of the Company.

In connection with the exchange transaction, Saffron Hill Ventures and other potential investors provided Image Metrics LTD with bridge financing.  The bridge financing provided working capital while Image Metrics LTD worked to complete the private equity offering.  On January 10, 2010, Image Metrics LTD established a credit instrument in the amount of $2,000,000 in 10% Unsecured Convertible Notes.

The interest paid on the 10% Unsecured Convertible Notes was 4% of the total principal of $2.0 million.  The note holders also received warrants to purchase 663,000 shares of common stock of the Company, 210,600 warrants of which  were issued to Saffron Hill Ventures.  Each warrant provides the holder the right to purchase one share of the Company’s common stock at $1.50 per share.     The warrants contain anti-dilution provisions which cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of September 30, 2010, the trigger price was equal to $1.  The warrants were recorded as a warrant liability on the balance sheet.

Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and the assumption about events triggering down round pricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a market for these shares.  The discount for lack of marketability was determined based on the put value of an option on the common stock underlying the warrants using a Black-Scholes-Merton model with a six month estimated life.  The one year estimated life was determined to be the expected time before the underlying security would be registered.  The warrant liability fair value was determined at time of each issuance and is revalued at the end of each reporting period to fair value using a Monte Carlo Simulation with any changes being recorded to the interest expense in the period the change occurs.  The Company recorded interest expense of $0.20 million during the fiscal year ended September 30, 2010 associated with these warrants.  $1.6 million of the 10% Unsecured Convertible Notes were converted into equity as part of the Company’s private equity offering that closed on March 10, 2010.  The remaining $0.4 million of the notes were repaid with the proceeds from the private offering.

On March 26, 2010, the Company closed the second round of its private equity offering.  The Company sold 925,000 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase common stock, for $0.93 million in gross proceeds.  The proceeds from the second close were reduced by $0.07 million for broker commission and expenses yielding net proceeds of $0.86 million.  Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.  The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.6 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stockholders.

Q4 2010 Private Equity Offering

On July 26, August 31 and September 20, 2010, the Company closed three rounds of a private equity offering.  The Company sold 959,438 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase ½  a share of the Company’s common stock at an exercise price of $1.50 per share, for $950,000 in gross proceeds.  The $950,000 in gross proceeds included the conversion of $450,000 promissory notes from the Q3 2010 Bridge Loan.  The proceeds from this offering were reduced by $142,000 for transaction costs, which primarily consisted of legal fees and broker commissions, yielding net proceeds of $358,000.

Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.   The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.28 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stock.

Warrant Liability

During the fiscal year ended September 30, 2010, in connection with the issuance of the Company’s bridge loans and private placements, the Company issued warrants to purchase 8,301,239 shares of common stock at an exercise price of $1.50 per share, 225,000 shares of common stock at an exercise price of $1.00 and 465,700 shares of common stock at an exercise price of $1.20 per share. The warrants are exercisable at the option of the holders at any time through their expiration dates, which occur between March and September 2014.  The warrants were recorded as a warrant liability on the balance sheet. The warrant liability fair value was determined at time of each issuance.  The fair value was determined using the Black-Scholes-Merton option pricing model. The warrant liability is revalued at the end of each reporting period to fair value using the Black-Scholes-Merton option pricing model with any changes being recorded to the interest expense in the period the change occurs.

The warrants associated with the bridge loans and private placements contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of September 30, 2010, the trigger price was equal to $1.  The warrants were recorded as a warrant liability on the balance sheet.

Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and the assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a market for these shares.  The discount for lack of market was determined based on the put value of an option on the common stock underlying the warrants using a Black-Scholes-Merton model with a six month estimated life.  The one year estimated life was determined to be the expected time before the underlying security would be registered.  The warrant liability fair value was determined at time of each issuance and is revalued at the end of each reporting period to fair value using the Monte Carlo simulation with any changes being recorded to the interest expense in the period the change occurs.

The fair value of the warrants was estimated to be $2.6 million as of September 30, 2010.  The following assumptions were used to estimate the fair value of the warrants as of September 30, 2010:

September 30, 2010
Common stock fair value	$1.07 (1)
Volatility	53%
Contractual term (years)	3.44
Risk-free rate	0.64%
Expected dividend yield	0.0%

(1)
The common stock underlying the warrant is not registered with U.S. Securities and Exchange Commission; therefore, the underlying security is not tradeable on the OTC Bulletin Board.  The Company applied a discount for lack of market to the market value of its common stock to determine the fair value of the Company’s common stock. The discount for lack of market was determined based on an analysis completed by management based upon the value of a put option on the common stock using the Black-Scholes-Merton model.

During the fiscal year ended September 30, 2010, the Company recorded $1.20 million of interest expense for these warrants.

SEC Registration Rights

Pursuant to a subscription agreement with the selling stockholders relating to our March and July - September 2010 private placements and the Q4 2010 Secured Convertible Loan, the Company committed to meeting certain SEC registration requirements, including the requirement to file a Form S-1.  If the Company fails to meet any of these obligations, the Company could be required to pay damages of $178,000 (2% of the aggregate offering price) per month up to 12% until the default is cured to the investors who subscribed to the March private placement.  These damages can be waived if the Company's Board of Directors determines the Company's management has exerted its best efforts to meet the requirements.

In May 2010, the Company’s Board of Directors granted the Company an indefinite waiver of its obligations to meet its requirement to file a Form S-1.  In addition, in August 2010, the Board of Directors granted the Company a waiver of its obligation to meets its requirement to file Form 8-Ks and a Form 10-Q for the period ended September 30, 2010.  As a result of these waivers, the Company is not subject to pay its investors any damages; therefore, the Company has not recorded any liabilities for such damages.

On November 1, 2010, the Company filed a Form S-1.  The Form S-1 was a registration for the sale of up to 21,397,955 shares of our common stock by the selling stockholders listed in the Form S-1.  These shares consist of 10,330,538 shares of common stock issuable upon conversion of our series A convertible preferred stock, 8,767,417 shares of common stock issuable upon exercise of our warrants and 2,300,000 shares of common stock issuable upon conversion of all of the principal and accrued interest of our convertible promissory notes. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.  As of November 7, 2011, the Company was in process of submitting an amendment to the Form S-1 to update all the financial information and disclosures to reflect restatements of the Company’s second and third quarters of fiscal year 2010 and replying to the SEC’s comments to its original Form S-1 filing.

ETV Equity Rights

As part of the loan agreements with ETV, the Company granted ETV rights to purchase shares of equity of Image Metrics LTD.  On March 10, 2010, ETV exchanged these warrants and options to purchase equity shares of Image Metrics LTD for warrants to purchase up to 224,522 preferred shares of the Company at an exercise price of $1.50.  As of September 30, 2010, all the warrants were outstanding. The Company compared the fair value of the ETV options and warrants prior to exchange and subsequent to the exchange and concluded the value did not increase; therefore, the Company did not record any additional interest expense for this exchange.  The remaining discount associated with these warrants will continue to amortize over the remaining period of the loan. (See note 4 for additional discussion.)

Stock Based Compensation

The Company has a share option plan wherein options to purchase shares of common stock may be granted to directors, employees and consultants of the Company. Options generally become exercisable over a period between zero and three years and generally expire between five and ten years after the date of grant. If an employee leaves the Company, unvested shares are forfeited immediately. Vested shares are forfeited if not exercised within forty (40) days of separation.

The board of directors may amend or modify the stock incentive plan at any time, with stockholder approval. All grants and awards are settled in equity and settled through the issuance of shares that have been authorized and were previously unissued.

The Company’s share option plan can issue up to 5,562,587 shares. As of September 30, 2010, the company had 1,743,747 shares available to be granted.

Accounting for Stock Based Compensation

Effective October 1, 2006, the Company adopted the provisions of ASC 718, “Compensation - Stock Compensation”, which provides guidance on valuation methods available and other matter.  ASC 718 requires all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured based on the fair value of the award issued on the date of grant.  ASC 718 also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to recognizing forfeitures as an expense reduction as they occur.  The Company elected to apply ASC 718 on a prospective basis.

The Company estimates the fair value of each option on the date of grant using the Black-Scholes-Merton option pricing model based on the assumptions described below.  The expected life of the option is calculated using the simplified method set out in ASC 718 “Compensation-Stock Compensation”. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches.  The Company uses the simplified method as it does not have sufficient exercise data from its own experience to determine a reasonable estimate. The expected volatility of stock awards is based upon the historical volatility of similar entities whose share prices are publicly available.  The risk-free interest rate is based on the yield curve of a zero coupon bond issued by the United States government on the date the award is granted with a maturity equal to the expected term of the award.  The dividend yield reflects that the Company has not historically paid regular cash dividends from inception.

The Company issued 4,621,948 grants to employees or non-employee directors during the fiscal year ended September 30, 2010 and did not issue any grants during the fiscal year ended September 30, 2009.

The weighted average assumptions used in the Black-Scholes-Merton option pricing model to calculate the fair values of the options accounted for under ASC 718 were as follows:

	September 30,
	2010	2009
Expected term (in years)	5.82	5.69
Expected volatility	50%	59%
Risk-free rate	2.39%	4.86%
Dividend rate	0	0

Under the stock plan, the Company has assumed and issued share options to non-employees excluding directors. The total options outstanding to non-employee non-directors were 300,985 and 83,317 as of September 30, 2010 and 2009, respectively.

Options issued to consultants are expensed in accordance with ASC 505.  Under this guidance, the fair value of the equity instruments is re-measured each period until the instruments vest. The incremental change is recorded as an expense in the period in which the change occurred.

On May 1, 2009, the Company extended the term of a fully vested option granted to a departing employee.  At the time of the employment status change, the employee’s outstanding option was exchanged for a new option to purchase 83,317 shares of the Company’s stock.  The option was immediately exercisable at an exercise price of $1.01 as there was no longer a required service period.  The Company recorded $25,000 of additional stock compensation expense, which represented the incremental fair value of the new option compared to the exchanged option.

On March 10, 2010, the Company exchanged 191,020 held by two individuals, who previously were directors of Image Metrics Limited, for new options.  The new options had a life of 18 months, which was 17 months longer than the exchanged options.  The exercise price and number of options remained consistent with the exchanged options.  The options were immediately exercisable, 24,330 had an exercise price of $0.12 per share and 166,690 had an exercise price of $1.01 per share.  The Company recorded additional compensation of $33,000 for the incremental change in value of the new options compared to the exchanged options.

The following table summarizes the stock option activity under the plan for the fiscal years ended September30, 2010 and 2009 (monetary values presented in $):

	Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at September 30, 2008	711,422	0.81	5.83	554,661

Granted	83,317	1.01	9.58

Expired	(363,389)	0.54	-

Forfeited	-	-	-

Exercised	-	-	-

Outstanding at September 30, 2009	431,350	1.07	6.83	3,269

Granted	4,621,948	0.53	6.47

Expired	(73,068)	1.95	-

Forfeited	(1,143,750)	1.00

Exercised	(17,640)	0.12		4,857

Outstanding at the end of the year	3,818,840	0.44	8.38	2,920,419

Vested and expected to vest at the end of the year	3,612,630	0.43	7.16	2,920,419

Exercisable at the end of the year	3,167,384	0.30	8.15	2,920,419

The following table summarizes information about stock options outstanding at September 30, 2010.

	Options Outstanding	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Options exercisable	Weighted Average Exercise price

Range of exercise prices

$0.04-$0.12	2,473,368	9.09	0.12	2,473,368	0.12

$1.00-$1.01	1,311,185	7.12	1.00	659,728	1.00

$2.02-$2.13	34,287	4.45	2.07	34,287	2.07

The Company records stock-based compensation expense over the requisite service period which is equal to the vesting period.  For the fiscal years ended September 30, 2010 and 2009, stock-based compensation expense recognized in the amount of $421,000 and $96,000, respectively, all of which was included in selling, general and administrative. For the period ended September 30, 2010 and 2009, the total fair value of shares vested was $415,000 and $96,000, respectively.  The weighted average grant date fair value of options granted during the fiscal year ended September 30, 2010 was $0.29.

As of September 30, 2010, the unrecognized compensation cost related to nonvested stock options was $900,000.  The weighted average period over which the unrecognized compensation as of September 30, 2010 will be recognized is 2.4 years.  As of September 30, 2010 and 2009, the Company had 3,818,840 and 358,282 options outstanding, respectively.

During the fiscal years ended September 30, 2010 and 2009, the Company received $2,000 and $0, respectively, from the exercise of stock options.

10.	Comprehensive Loss

The table below reconciles the Company’s net loss with its comprehensive loss, (in thousands):

	September 30,
	2010	2009
Net loss	$(9,654)	$(6,779)
Foreign currency translation adjustments	9	(118)
Comprehensive loss	$(9,645)	$(6,897)

11.	Net Loss per Common Stock

Basic net loss per common stock excludes dilution for potentially dilutive securities and is computed by dividing loss applicable to common stock shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share for all of the periods presented in the accompanying statements of operations because the reported net loss in each of these periods results in their inclusion being anti-dilutive. Common stock equivalent shares consist of the shares issuable upon conversion of Series A Convertible Preferred Stock and the exercise of stock options and warrants using the treasury stock method. For the fiscal year ended September 30, 2010, shares of potential common stock of approximately 8,989,027 were not included in the diluted calculation because the effect would be anti-dilutive.  There were 793,684 shares of potential common stock that would have been considered anti-dilutive during the twelve months ended September 30, 2009.

12.	Commitments and Contingencies

Operating Leases

The Company has entered into non-cancellable operating leases for office space.  Rent expense for operating leases was $571,000 and $561,000 for the fiscal years ended September 30, 2010 and 2009, respectively.  The Company is committed under operating leases with terminations through November 2012 and has the option to renew for five years. The Company received one year of free rent under its UK office’s operating lease, upon inception of the lease.  This rent free period is spread over the minimum lease period. All leases under the Company are expensed on a straight-line basis. The total future minimum lease rentals are scheduled to be paid as follows (in thousands):

Fiscal year ending
2011	142
2012	82
Thereafter	-
Total future minimum lease payments	$224

Letter of Credit

In connection with one of its office space leases, the Company has fulfilled its security deposit requirement with an irrevocable standby letter of credit.  The value of the letter of credit was $60,000 and $100,000 at September 30, 2010 and 2009, respectively.  Under the terms of the lease, the security deposit requirement is reduced by $20,000 on the anniversary date of each lease year through the lease end date.  There is an annual fee of 0.25% payable on the available balance of the letter of credit.  The letter of credit expires on March 31, 2011. The letter of credit was undrawn at March 31, 2010 and 2009.  Under the terms of this arrangement, the Company is required to maintain on deposit with the bank a compensating balance in the form of a certificate of deposit equal to the amount of the standby letter of credit.  At September 30, 2010 and September 30, 2009, the certificate of deposit is included in restricted cash.

13.	Business Segment Information

The Company primarily operates in two geographic business segments: the North American region, which includes the United States and Canada, and Europe. Revenue is assigned based on the region where the services are performed. Expenses incurred are assigned to each respective region based on which region incurred the expense. The following table summarizes revenue recognized by region (in thousands):

	September 30,
	2010	2009
Europe	$4,597	$105
North America	1,348	3,847
Total revenue	$5,945	$3,952

The following table summarizes net loss by region (in thousands):

	September 30,
	2010	2009
Europe	$(3,431)	$(1,421)
North America	(6,223)	(5,358)
Total net loss	$(9,654)	$(6,779)

The following table summarizes interest expense, depreciation and loss on investment by region (in thousands):

	September 30,
	2010	2009
Europe
Interest Expense	206	404
Depreciation	39	78
Optasia investment impairment	727	-
North America
Interest Expense	1,555	-
Depreciation	158	140
Optasia investment impairment	2	-

Property and equipment, net and capital expenditures are assigned by geographic region based on the location of each legal entity. The following table summarizes location of fixed assets, net of accumulated depreciation, by region for the fiscal years ended September 30 (in thousands).

	September 30,
	2010	2009
Europe	$42	$63
North America	97	114
Total property and equipment (net)	$139	$177

14.	Related Party Transactions

During the fiscal years ending September 30, 2010 and 2009, the Company entered into transactions, in the ordinary course of business, with Optasia Medical Limited. The value of services provided by Optasia was $13,000 and $31,000 during the twelve months ended September 30, 2010 and 2009, respectively.  The Company did not have any payables due to Optasia as of September 30, 2010 and 2009.

During the fiscal year ended September 30, 2010, the Company had incurred interest expense of $128,000 to SHV, its largest shareholder.  As of September 30, 2010 and 2009, the company had accrued interest payable to SHV of $17,000 and $27,000, respectively.

In October 2008, the Company converted its Saffron Hill Ventures Loans into Series B Preferred Ordinary shares (see notes 4 and 9 for further discussion).  These shares were subsequently exchanged for shares of common stock in connection with March 10, 2010 exchange transaction.

In December 2008, the Company sold an aggregate of 599,393 shares of its Series B Preferred Ordinary shares at $2.63 per share for a total of 1,575,000 to two of the Company’s existing investors, one of which is also a member of the Company’s Board of Directors.  These shares were subsequently exchanged for shares of common stock in connection with March 10, 2010 exchange transaction.

As a result of the Company initiating the March 10, 2010 private equity offering, Series B Preferred Ordinary shareholders were entitled to purchase a defined amount of additional shares of Series B Preferred Ordinary at par value of $0.08.  In February 2010, SHV, as a Series B shareholder, purchased 480,404 shares of the Company’s Series B Preferred Ordinary shares at $0.08 per share. This sale of Series B Preferred Ordinary shares to SHV and the other nonrelated parties was accounted for as a deemed dividend.  The total amount of the deemed dividend was in the amount of $470,000 and recorded as a reduction to retained earnings.  The portion of the deemed dividend attributable to SHV was $351,000.

During the fiscal years ended September 30, 2010 and 2009, the Company received loan proceeds in the amount of $1,375,000 and $2,902,000, respectively, from its principal investor, SHV.  The Company did not make any loan payments to SHV during the fiscal years ended September 30, 2010 and 2009.  As of September 30, 2010, the Company had outstanding notes payable to SHV of $650,000.

In connection with the March 10, 2010 private equity offering, SHV converted all of its outstanding notes payable into Series A Convertible Preferred Stock and purchased an additional $500,000 of Series A Convertible Preferred Stock and warrants (see notes 1, 4 and 9 for further discussion).

15.	Subsequent events

On March 28, 2011, the Company entered into an amendment to the Q4 Secured Convertible Loan which increased the size of the credit facility to $7.1 million and extended the maturity date to January 31, 2013.  Under the amendment, the Company is required to make payments starting on July 1, 2011 and on the first business day of each month thereafter until paid in full or on the maturity date of the facility.  The scheduled payment amount each month equals the total interest accrued on the outstanding principal balance plus $150,000.

As of October 31, 2011, the Company had issued promissory notes totaling $7.1 million under the Q4 Secured Convertible Loan.  The Company and the holder of the loan were in negotiations of extending the monetary size and length of the loan.  The Company expects the loan facility will be increased to $10.0 million.  In connection with these negotiations and the Q4 2010 Secured Convertible Loan, the Company had received subsequent to  September 30, 2010, $2.3 million in aggregate cash deposits from SHV and other lenders.  These deposits were advances from SHV and other private lenders on a proposed new credit facility for Image Metrics

On February 25, 2011, the holder of $0.35 million of the promissory notes amended the terms of the notes, extending the maturity date to December 25, 2011, increasing the interest rate to 12% per annum, and requiring principal payments of $25,000 per month starting March 25th and each month thereafter until December 25, 2011.  Additionally, the holder of these promissory notes will receive warrants to purchase 10,000 shares of common stock each month any amount remains outstanding of the notes.  Each warrant shall have terms identical to the warrants issued in connection with the original promissory note, except that they shall expire four years from the date of their respective issuance and shall have an exercise price of $1.00.

During the first quarter of fiscal year 2011, the Company sold an aggregate of 350,000 shares of its Series A Convertible Preferred Stock, each with a detachable, transferable warrant to purchase ½ a share of the Company’s common stock at an exercise price of $1.50 per share, for $0.35 million in gross proceeds.   The proceeds from this offering were reduced by $0.13 million for broker commissions, yielding net proceeds of $0.22 million.

Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share and have expiration dates between November and December 2014, , subject to redemption provisions based on the  trading price and trading volume of our common stock.   The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.06 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stock.

On January 31, 2011, the Company entered into an agreement to purchase certain intellectual property, inventories and receivables of Big Stage Entertainment, Inc., a Delaware corporation (“Big Stage”), for 2,000,000 shares of Image Metrics common stock, the assumption of $0.58 million of Big Stage bank debt and the payment of $0.09 million of deal-related expenses on behalf of Big Stage.  Image Metrics will not acquire all of the assets or business previously conducted by Big Stage or any of its employees. The agreement is conditioned upon Image Metrics successfully negotiating transfer of intellectual property rights, Big Stage’s outstanding debt and other payables.

Big Stage develops technologies for the creation of three dimensional facial models for use in television, video games and consumer markets.  Big Stage did not have any material relationship or association with the Company prior to the acquisition.

In May 2011, the Company signed an amendment with its largest customer.  The amendment changed the deliverables required by both parties.  The amendment included the sale by the Company of a perpetual license to its Faceware software.

Image Metrics, Inc.
Consolidated Balance Sheets
(Amounts in thousands of US Dollars, except share data)

	June 30, 2011	September 30, 2010
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$66	$375
Restricted cash	-	60
Accounts receivable	78	259
Prepaid and other current assets	238	175
Total current assets	382	869

Property and equipment (net)	77	139
Other intangibles (net)	3,287	-
Total other assets	3,364	139

Total assets	$3,746	$1,008

Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	$778	$1,392
Accrued expenses and other current liabilities	938	656
Deferred revenue	41	5,699
Notes payable, current portion, net of discount	2,441	2,231
Notes payable to related party, net of discount	650	599
Warrant liability	300	2,646

Total current liabilities	5,148	13,223

Notes payable, non-current portion, net of discount	5,551	-

Total liabilities	10,699	13,223

Shareholders’ deficit
Common Stock, $0.001 par value. Authorized 75,000,000 shares; issued and outstanding 18,295,226 and 15,869,277 shares at June 30, 2011 and September 30, 2010, respectively	18	16
Series A Convertible Preferred stock, $0.001 par value. authorized 15,000,000 shares; issued and outstanding 10,580,536 and 10,330,536 shares at June 30, 2011 and September 30, 2010, respectively	7,464	7,400
Additional paid-in-capital	21,114	17,933
Accumulated deficit	(35,389)	(37,318)
Accumulated other comprehensive loss	(161)	(246)
Total shareholders’ deficit	(6,953)	(12,215)

Total liabilities and shareholders’ deficit	$3,746	$1,008

See notes to the consolidated financial statements.

Image Metrics, Inc.
Consolidated Statements of Operations
(Amounts in thousands of US Dollars, except share data)
(unaudited)

	Three Months ended June 30,		Nine Months ended June 30,
	2011	2010	2011	2010

Revenue	$5,872	$926	$6,857	$4,887
Cost of revenues (exclusive of depreciation and amortization shown separately below)	(451)	(722)	(1,242)	(2,361)
Gross profit	5,421	204	5,615	2,526

Operating expenses
Selling and marketing	188	399	668	1,242
Research and development	433	323	1,162	934
Depreciation and amortization	20	51	85	143
General and administrative	1,153	1,598	3,445	5,433
Total operating expenses	1,794	2,371	5,360	7,752

Operating income (loss)	3,627	(2,167)	255	(5,226)

Interest income (expense), net	(234)	329	1,708	(3,062)
Optasia investment impairment	-	(729)	-	(729)
Foreign exchange gain(loss)	29	(1)	33	(163)
Total other income (expense), net	(205)	(401)	1,741	(3,954)

Income (loss) before income taxes	3,422	(2,568)	1,996	(9,180)
Provision for income taxes	-	-		-
Net income (loss)	$3,422	$(2,568)	$1,996	$(9,180)
Deemed dividend	-	(30)	-	(1,140)
Net income (loss) attributable to common stock	$3,422	$(2,598)	$1,996	$(10,320)
Net income (loss) attributable per share of common stock
Basic	$0.19	$(0.16)	$0.11	$(0.76)
Diluted	0.11	(0.16)	0.06	(0.76)
Weighted average shares used in computing net income (loss) attributable per share of common stock
Basic	17,940,845	15,869,277	17,886,275	13,516,842
Diluted	29,447,686	15,869,277	29,320,332	13,516,842

See notes to the consolidated financial statements.

Image Metrics, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands of US Dollars, except share data)
(unaudited)

	Nine Months ended June 30,
	2011	2010
Operating activities:

Net income (loss)	$1,996	$(9,180)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	85	143
Stock based compensation	304	214
Non-cash interest expense (income)	(2,176)	2,950
Foreign currency transaction loss (gain)	33	163
Changes in assets and liabilities:
Restricted cash	60	-
Accounts receivable	181	(64)
Prepaid expenses, other current and non-current assets	(64)	726
Deferred revenue	(5,658)	(2,304)
Accounts payable	(615)	758
Accrued expenses and other liabilities	283	(468)
Total adjustments	(7,567)	2,118
Net cash used in operating activities	(5,571)	(7,602)

Investing activities:
Purchase of fixed assets	(23)	(158)
Net cash used for investing activities	(23)	(158)

Financing activities:
Proceeds from exercise of stock options	-	2
Payments on nonconvertible notes to nonrelated parties	(200)	(274)
Payments on convertible notes to nonrelated parties	(100)	(400)
Proceeds from issuance of convertible notes and detachable warrants to nonrelated parties	5,406	4,575
Proceeds from sale of stock and warrants	263	2,893
Change in restricted cash for equity obligations	-	-
Payment of debt issuance costs	-	(80)
Net cash provided by financing activities	5,370	6,716

Effects of exchange rates on cash and cash equivalents	(85)	(37)
Net increase in cash and cash equivalents	(309)	(541)
Cash and cash equivalents, beginning of period	375	803
Cash and cash equivalents, end of period	$66	$262

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$30	$112
Income taxes	1	-

Non-cash financing activities:
Conversion of notes payable to Series A Preferred Shares	$-	$5,462
Gain on retirement of debt	$(5)	$-
Issuance of warrants in connection with convertible notes payable	$-	$333
Beneficial conversion feature in connection with convertible notes payable	$-	$630
Beneficial conversion feature in connection with Series A convertible preferred stock	$65	$670
Beneficial conversion feature in connection with Series B convertible preferred stock	$-	$470
Net assets acquired	$3,287	$-
Assumption of debt	$575	$-
Issuance of common stock	$2,675	$-

Image Metrics, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

1.	Description of Business and Summary of Significant Accounting Policies

Nature of Business

Image Metrics, Inc. is a leading global provider of technology-based facial animation services to the interactive entertainment and film industries.  Any references to the “Company” or “Image Metrics” are to Image Metrics, Inc. and its consolidated subsidiary.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant operating losses and has accumulated a $35.4 million deficit as of June 30, 2011. The Company's ability to continue as a going concern is dependent upon it being able to successfully raise further capital through equity or debt financing and continued improvement of its results of operations.

These conditions indicate a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.  The Company believes it will secure the necessary debt or equity financing to continue operations and meet its obligations.  Thus, we have continued to adopt the going concern basis of accounting in preparing the financial statements.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Unaudited Interim Financial Information

The accompanying Consolidated Balance Sheet as of June 30, 2011 the Consolidated Statements of Operations for the three and nine months ended June 30, 2011 and 2010, and the Consolidated Statements of Cash Flows for the nine months ended June 30, 2011 and 2010 are unaudited. These unaudited interim Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In our opinion, the unaudited interim Consolidated Financial Statements include all adjustments of a normal recurring nature necessary for the fair presentation of our financial position as of June 30, 2011, our results of operations for the three and nine months ended June 30, 2011 and 2010, and our cash flows for the nine months ended June 30, 2011 and 2010. The results of operations for the three and nine months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending September 30, 2011.

These unaudited interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes on our Annual Report on Form 10-K filed on February 14, 2011 as amended on February 22, 2011.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.  Intercompany accounts and transactions have been eliminated in consolidation.

Reverse Merger

On March 10, 2010, the Company acquired through an exchange offer all of the outstanding ordinary shares and preferred shares of Image Metrics Limited, a private company incorporated in England and Wales (“Image Metrics LTD”), in exchange for 11,851,637 shares of our common stock, par value $.001 per share. In the merger, we exchanged 11,851,637 shares of our common stock, par value $.001 per share for all of the outstanding share capital of Image Metrics LTD comprised of 2,125,197 shares of ordinary stock, 300,607 A ordinary stock, 1,567,178 preferred ordinary stock and 2,725,633 series B preferred ordinary stock.  As a result, Image Metrics LTD is now our wholly-owned subsidiary. The transaction is referred to in this quarterly report on Form 10-Q as the exchange transaction.

Prior to the exchange transaction, the Company was named International Cellular Accessories (“ICLA”). ICLA did not have any operations and had nominal assets.  Subsequent to the exchange transaction, the former Image Metrics LTD shareholders held a majority of the voting interest in the Company.  Therefore, the exchange transaction was determined to be the merger of a private operating company, Image Metrics, LTD, into a public non-operating shell, ICLA.  Accordingly, the Company accounted for the exchange as a capital transaction in which Image Metrics LTD issued stock for the net monetary assets of the Company accompanied by a recapitalization.  The pre-acquisition financial statements of the accounting acquirer, Image Metrics LTD, became the historical financial statements of the combined companies.  These historical consolidated financial statements of the Company do not include the operations of International Cellular Accessories (“ICLA”) prior to March 10, 2010, but only reflect the operations of Image Metrics LTD and its subsidiary.  Additionally, the Company’s pre-exchange transaction equity has been restated to reflect the equivalent number of common shares of the Company received by Image Metrics LTD shareholders in the exchange transaction, with differences between the par value of the Company’s and Image Metrics LTD’s stock recorded as an adjustment to additional paid in capital. Upon the exchange transaction, the Company adjusted its capitalization to reflect the legally issued and outstanding shares existing pursuant to the exchange.

Purchase of Big Stage Enterprise Intellectual Property

On January 31, 2011, Image Metrics Inc. entered into an agreement to purchase certain intellectual property, inventories and receivables of Big Stage Entertainment, Inc., a Delaware corporation (“Big Stage”), for 2,000,000 shares of Image Metrics common stock, the assumption of $0.58 million of Big Stage bank debt and the payment of $0.09 million of deal-related expenses on behalf of Big Stage.  Image Metrics did not acquire all of the assets or business previously conducted by Big Stage or any of its employees. This purchase was accounted for as a purchase of assets. The shares of common stock of Image Metrics were valued at approximately $2.60 million using the closing price of the common stock on January 31, 2011 which was $1.30.

Concentration of Credit Risk

The Company’s largest single customer accounted for 97% and 0% of our revenue for the three months ended June 30, 2011 and 2010, respectively, and 89% and 65% of our revenue for the nine months ended June 30, 2011 and June 30, 2010, respectively. The Company’s relationship with the customer is governed by a contract between the two parties which identifies games and game characters upon which the Company will work, prices for the services to be rendered, and specified payments to be made by the customer to the Company. As of June 30, 2011 and September 30, 2010, the Company did not have any outstanding accounts receivable from this customer.

Cash and Cash Equivalents

The Company considers cash in bank and short term investments purchased with stated maturities of three months or less from the date of purchase are classified as cash equivalents.  The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents approximate the fair values due to the highly liquid nature of these investments.

Revenue Recognition

We derive revenues from the sale of software licenses, consulting services, model building, character rigging and animation services. The majority of services are sold in multiple-element arrangements.  We recognize revenue pursuant to the requirements of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 605, as amended by Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements,” when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is presented net of sales, use and value-added taxes collected on behalf of our customers.

For sales that involve the delivery of multiple elements excluding software, we allocate revenue to each undelivered element based on the element’s fair value as determined by vendor-specific objective evidence (“VSOE”), which is the price charged when that element is sold separately, or third party evidence (“TPE”).  When VSOE and TPE are unavailable, fair value is based on management’s best estimate of selling price.  When management’s estimate is used to determine fair value, management makes its estimates using reasonable and objective evidence to determine the price.  For elements not yet sold separately, the fair value is equal to the price established by our management if it is probable that the price will not change before the element is sold separately. We review VSOE, third party evidence, and estimated selling prices at least annually.  As we have concluded we are unable to establish fair values for one or more undelivered elements within a multiple-element arrangement using VSOE, we use TPE or our best estimate of the selling price for that unit of accounting, being the price at which the vendor would transact if the unit of accounting were sold by the vendor regularly on a standalone basis.

For sales that involve the delivery of multiple elements including software licenses, provided all other revenue recognition criteria have been met, we recognize license revenue on delivery using the residual method when vendor-specific objective evidence of fair value (“VSOE”) exists for all of the undelivered elements (for example, support services, consulting, or other services) in the arrangement. We allocate revenue to each undelivered element based on VSOE, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered consulting services based on time and materials rates of stand-alone services engagements. For support services that are deemed to be delivered within twelve months of the delivery of the software, we recognize the revenue upon delivery of the software and accrue for costs we anticipate to incur for providing the support.  We review our VSOE at least annually. If we were to be unable to establish or maintain VSOE for one or more undelivered elements within a multiple-element arrangement, it could adversely impact our revenues, results of operations and financial position because we may have to defer all or a portion of the revenue or recognize revenue ratably from multiple-element arrangements.

Subsequent Events

In May 2010, the FASB issued ASC 855, “Subsequent Events”, which establishes the general standards of accounting for and disclosures required for events occurring after the balance sheet date but before financial statements are issued or are available to be issued.  Under ASC 855 the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, are required to be recognized in the financial statements.  Subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued should not be recognized in the financial statements but may need to be disclosed to prevent the financial statements from being misleading.  In accordance with this standard, we evaluated subsequent events through the filing date of this quarterly report on Form 10-Q.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.  On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, valuation of deferred tax assets and tax contingency reserves and fair value of the Company’s options and warrants to purchase common stock. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

 Non-Marketable Equity Securities

The Company periodically reviews its marketable securities, as well as its non-marketable equity securities, for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is “other-than-temporary.” Factors the Company considers to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period, and its intent to sell, or whether it is more likely than not that the Company will be required to sell, the investment before recovery. If any impairment is considered “other-than-temporary,” the Company will write down the asset to its fair value and take a corresponding charge to its Consolidated Statements of Operations.  As of June 30, 2011and September 30, 2010, the Company did not have any marketable securities.

Accounting for Notes Payable with Equity Instruments

In connection with the sale of debt or equity instruments, the Company may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, the Company estimates fair value using either the Monte Carlo Simulation models or the Black-Scholes-Merton model. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. Because of the limited trading history for our common stock, the Company estimates the future volatility of our common stock price based the experience of other entities considered comparable to our company.

Certain of our warrants outstanding contain price protection provisions whereby the exercise price could be adjusted upon certain financing transaction at a lower price per share and therefore are no longer viewed as indexed to our common stock. As a result, the Company accounts for these warrants as a derivative under ASC 815 and recorded them as liabilities under the caption of “Warrant Liability” at fair value. The Company determines the fair value of these instruments through the use of the Monte Carlo Simulation model. In accordance with ASC 480 and 815, any changes to the fair value of these instruments are recorded in interest expense in the consolidated statement of operations.

Impact of Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance that allows companies the option of how to present the components of, and a total, for net income, the components of, and a total, for other comprehensive income, and a total for comprehensive income as either one continuous statement of comprehensive income or in two separate but consecutive statements. There will no longer be the option to present items of other comprehensive income in the statement of stockholders' equity. The updated accounting guidance is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011 on a retrospective basis. Early application is permitted. We will adopt the updated guidance in the first quarter of fiscal 2012. Since the updated guidance only requires a change in the placement of information already disclosed in our consolidated financial statements we do not expect the adoption to have an impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. This Update will require disclosures regarding transfers between Level 1 and Level 2 of the fair value hierarchy, disclosures about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. ASU 2011-04 will be effective during interim and annual periods beginning after December 15, 2011 and is effective for the Company as of the beginning of fiscal 2013. This ASU should be applied prospectively and early adoption is not permitted. The Company will include the disclosures required in its notes to its consolidated financial statements, effective in the first quarter of fiscal year 2013.

2.      Other Intangibles

Other intangibles consist of  software to be sold or leased, which was purchased as part of the purchase of Big Stage Entertainment’s intellectual property (refer to note 1 for further information) and will be amortized over the expected period of benefit upon the Company starting to market and sell the products and service offerings supported by this intellectual property. Information regarding our intangible assets that are to be amortized is as follows (in thousands):
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Software to be sold or lease	$3,287	$-	$3,287

As of June 30, 2011, the Company has not recorded any amortization expense for its patents and developed technology and will not record any amortization expense until the Company starts to market and sell the products and service offerings supported by this intellectual property.  The Company anticipates selling products and offerings supported by this technology within the next twelve months.

The Company will start to amortize the intellectual property and any additional capitalized costs when the product is available for general release to customers.  The annual amortization shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on.

3.	Fair Value Measurements

The Company follows guidance that requires certain fair value disclosures regarding the Company’s financial and non-financial assets and liabilities.  Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  The Company does not have any financial assets required to be recorded at fair value on a recurring basis, nor financial assets and liabilities required to be recorded at fair value on a non-recurring basis.  The Company does record a liability for its outstanding warrants at fair value, see note 5 for further discussion.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s warrant liability is classified within Level 3 because it is valued using significant inputs unobservable in the market.  (See note 1 for methodology used to determine fair value.)

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 were as follows (in thousands):
Description	June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$66	$66	—	—
Warrant liability	$300	—	—	$300

The warrant liability which is included within current liabilities represents the fair value of the warrants outstanding.  The warrants contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of June 30, 2011, the trigger price was $1.00.

Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a market for these shares.  The discount for lack of marketability was determined based on the put value of an option on the common shares underlying the warrants using a Black-Scholes-Merton model with a three month estimated life.  The three month estimated life was determined to be the expected time before the underlying security would be registered.

The valuation methodologies used by the Company as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents a reconciliation for our assets and liabilities measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the quarter ended June 30, 2011 (in thousands):
Level 3

Balance at September 30, 2010	$2,646
Issuance of warrants with derivatives	62
Total gains or losses (realized/unrealized):	-
Included in earnings (or changes in net assets)	(2,408)
Included in other comprehensive income	-
Transfers in to Level 3	-

Balance at June 30, 2011	$300

The carrying value of restricted cash, accounts receivable, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities and short-term debt approximate their fair value because of the short-term maturity of these instruments.   The fair value and carrying value, before applying discounts, of the Company’s notes payable are summarized as follows (in thousands), see note 3 for further details on the Company’s debt:

	June 30, 2011		September 30, 2010
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Current portion of notes payable	$2,441	$2,441	$2,305	$2,305
Current portion of notes payable to related party	650	650	650	650
Noncurrent portion of notes payable	5,551	5,551	-	-
Noncurrent portion of notes payable to related party	-	-	-	-
	$8,642	$8,642	$2,955	$2,955
Discount on notes payable	-	-	(123)	-
	8,642	8,642	2,832	2,955

4.	Notes Payable

Q4 2010 Secured Convertible Loan

On September 9, 2010, the Company established a secured convertible loan facility.  The facility was initially established for a maximum of $2.60 million.  On March 28, 2011, the Company entered into an amendment to this loan agreement which increased the size of the credit facility to $7.1 million and extended the maturity date to January 31, 2013.  Under the amendment, the Company is required to make payments starting on July 1, 2011 and on the first business day of each month thereafter until paid in full or on the maturity date of the facility.  The scheduled payment amount each month equals the total interest accrued on the outstanding principal balance plus $150,000.

Borrowings under the agreement (i) are secured by a first priority lien on all of the Company’s assets, including the assets of the Company’s principal operating subsidiary, and a cross-guarantee by that subsidiary, (ii) bear interest at 13.5% per annum, and (iii) may be converted at any time and from time to time, at the option of the holder, into shares of the Company’s common stock at an exercise price of $1.00 per share.

Holders of the notes associated with this loan are entitled to receive 7.5% of revenue obtained from the future commercialization of the Company’s Facemail offering.  The holders are entitled to this revenue share for five years after the initial commercial release of the Facemail offering.

In the event the Company fails to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum.   The Company may, at its option, prepay all or any part of the principal of the promissory notes without payment of any premium or penalty.

The Company had recognized interest expense during the three months ended June 30, 2011 of $0.21 million related to this loan.  As of June 30, 2011, the Company had $0.44 million of accrued interest for this loan.  As of June 30, 2011, the amount of principal outstanding for this loan was $7.03 million.

Until the Q4 2010 Secured Convertible Loan is paid in full, the Company is required to obtain written consent of the lender to perform any of the following: issue any secured debt, make any loans or advances, purchase equity of an individual, firm or corporation, merge or consolidate with another corporation, sell assets outside of the normal course of business or for a price below fair market value, enter into a new line of business, or change state of incorporation.

Q3 2010 Bridge Loan

During the third quarter of 2010, the Company established a $1.50 million credit facility (“Q3 2010 Bridge Loan”). Between May and July 2010, the Company issued $1.50 million in promissory notes under this facility. The payment of the promissory notes and the Company’s obligations thereunder are not secured by any collateral. The promissory notes bear interest at 10% per annum and mature at the earlier of February 24, 2011 or such date the Company completes a private placement of units consisting of one share of the Company’s series A convertible preferred stock and a detachable warrant to purchase one-half share of its common stock (an “Offering”); provided that, at any closing of an Offering, not more than 50% of the closing net proceeds will be repaid to any lender before a minimum of $2.50 million in aggregate net proceeds have been raised by the Company. Upon the Company completing an Offering, the holders of these notes have the option to convert the principal and accrued interest into the Offering at the price of $1.00. In the event the Company fails to repay the promissory notes in full on or before the maturity date, the promissory notes’ interest rate will be increased to 18% per annum and the promissory notes will be convertible into common stock of the Company at a conversion price of $0.50 per share. The Company may, at its option, prepay all or any part of the principal of the promissory notes without payment of any premium or penalty. The holders of the notes also received warrants to purchase 450,000 shares of the Company’s common stock at $1.50 per share and have expiration dates between May and July 2014.

The warrants contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of June 30, 2011, the trigger price was $1.00. These warrants are treated as derivatives and recorded as warrant liability on the balance sheet.  Currently, there is not an observable market for this type of derivative and, as such, the Company determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a registered marketability for these shares.  The discount for lack of marketability was determined based on the put value of an option on the common shares underlying the warrants using a Black-Scholes-Merton model with a three month estimated life.  The three month estimated life was determined to be the expected time before the underlying security would be registered.

The Company, though the use of a Monte Carlo Simulation valuation method, assigned a fair value of $204,000 to these warrants and recorded a discount against the Q3 2010 Bridge Loan for an equal amount that was amortized through the contractual maturity date of February 25, 2011.  The discount was completely amortized as of June 30, 2011.

During the 4th quarter of fiscal year 2010, $0.45 million of the promissory notes were converted into equity as part of the Q3 2010 Private Offering, see note 5 for further discussion.

On February 25, 2011, the holder of $0.35 million of the promissory notes amended the terms of the notes, extending the maturity date to December 25, 2011, increasing the interest rate to 12% per annum, and requiring principal payments of $25,000 per month starting March 25th and each month thereafter until December 25, 2011.  Additionally, the holder of these promissory notes will receive warrants to purchase 10,000 shares of common stock each month any amount remains outstanding of the notes.  Each warrant shall have terms identical to the warrants issued in connection with the original promissory note, except that they shall expire four years from the date of their respective issuance and shall have an exercise price of $1.00.

As of June 30, 2011, the Company had $0.65 million in promissory notes outstanding under this credit facility, all of which was held by Saffron Hill Ventures Guernsey LTD.  The promissory notes outstanding are accruing interest at 10% per annum until paid in full.

As of June 30, 2011, the Company had accrued interest related to these notes in the amount of $0.07 million and had recognized interest expense during the three months ended June 30, 2011 of $0.02 million.

ICLA Notes

Between May 10, 2006 and February 22, 2010, the Company issued an aggregate of $0.20 million of convertible notes. The convertible notes accrue interest at 5% per annum, compounded annually.  We are currently in default of these convertible notes.  Upon completion of the share exchange transaction on March 10, 2010, these convertible notes entered a default status as a result of the Company having a change of ownership. As of June 30, 2011, the principal and accrued interest owed on these loans was $0.23 million.

Saffron Hill Ventures II 2010 Loan

On April 27, 2010, Image Metrics LTD signed a loan agreement with its largest shareholder, Saffron Hill Ventures (“SHV”) in the amount of $1.2 million. The loan bore interest at 6.0% plus the Bank of England base rate.  The effective interest rate as of March 10, 2010 was 6.5%.  The loan’s principal and all accrued interest were converted into equity as part of the Company’s private offering that closed on March 10, 2010.  (See note 5 for further discussion.)

Private Individual Loan

On March 13, 2010, Image Metrics LTD signed a loan agreement with a private individual. The loan facility was for a maximum of $0.50 million and bore interest at 5.0% plus the London Interbank Offered Rate (LIBOR), the effective interest rate as of March 10, 2010 was 5.23%. All principal and accrued interest was converted into equity as part of the Company’s private offering that closed on March 10, 2010, see note 5 for further discussion.

ETV Capital 2008 Loan

On March 3, 2008, Image Metrics LTD signed a loan agreement with ETV Capital, Inc. (“ETV”). The loan facility was for a maximum of $1.00 million with the proceeds to be used for general working capital.  The loan is to be paid in equal installments commencing July 2008 and continuing through December 30, 2010 at a fixed interest rate of 11.43%.  The loans are secured by a first priority security interest in all assets of Image Metrics LTD.

As part of the loan agreement, ETV received warrants to purchase shares of stock of Image Metrics LTD.  The warrants would have allowed ETV to purchase up to £0.14 million of Image Metrics LTD’s shares at an exercise price equal to the lower of £1.65 or the price offered to investors in the next equity offering made by Image Metrics LTD and are treated as derivatives and recorded as warrant liability on the balance sheet.  Currently, there is not an observable market for this type of derivative and, as such, the Company determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and assumptions about events triggering down round repricing of the warrants.  Prior to March 15, 2010, the Company’s common stock was not traded on any stock exchange, as such, the Company, through the use of a third party valuation firm, determined the fair value of its common stock as of October 1, 2009 and December 31, 2009.   These warrants were exchanged on March 10, 2010 for new warrants to purchase shares of Common Stock in the Company (see note 5 for further discussion).

Upon receipt of the loan proceeds, the Company allocated the proceeds based on the fair values of the warrants and the debt.  The Company, through the use of a Monte Carlo Simulation method, assigned a fair value of $0.10 million to these warrants and recorded a discount against the ETV Capital 2008 Loan for an equal amount that was amortized as interest expense through December 31, 2010. The discount was completely amortized as of December 30, 2010.  The Company did not recognized any interest expense from the amortization of the discount during the three months ended June 30, 2011 and recognized $0.01 million of interest expense for the three months ended June 30, 2010 from the amortization of this discount. The Company did not recognize any interest expense for the contractual interest obligation of the note during the three months ended June 30, 2011 and recognized less than $0.01 million of interest expense for the three months ended June 30, 2010 for the contractual interest obligation on the note.

ETV, also, received options to purchase up to $0.20 million of shares of equity of Image Metrics LTD in the Company’s first offering after the loan was established. These options expired unexercised in December 2008. The Company determined the value of these options through the use of the Black-Scholes- Merton option pricing model. The value assigned to these options was $0.21 million and a corresponding notes payable discount in an equal amount was recorded at the time of issuance. The discount was completely amortized as of December 31, 2010.  The amortization of the discount was combined with fair value accounting for the warrants discussed above and was recorded as interest expense on the accompanying consolidated statement of operations.

Royal Bank of Scotland Loan

  In January 2002, Image Metrics LTD obtained a bank loan for £250,000. The loan bore interest at 2.5% per annum.  The loan was guaranteed under the Small Firms Loans Guarantee Scheme in the United Kingdom. The loan was paid off in February 2010.

5.      Shareholders’ Equity

Classes of Shares

The Company’s Board of Directors has authorized two classes of shares, common stock and preferred stock.  The rights of the holders of the two classes of shares are identical, except preferred stock receives priority if the Company was to have a liquidation or reduction of capital, and preferred stock shareholders are not entitled to receive dividends. The only currently designated preferred stock is the Series A Convertible Preferred Stock.   Series A Convertible Preferred Stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer of common stock at a ratio of 1:1.

March 2010 Private Equity Offering

On March 10, 2010, the Company closed the first round of a private equity offering.  The Company sold 8,394,098 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase common stock at an exercise price of $1.50 per share, for $8.0 million gross proceeds.  The $8.0 million included the conversion of $5.41 million of its notes payable. The proceeds from the first close were reduced by $0.46 million for transaction costs, which primarily consist of legal fees and broker commissions and $0.47 million for debt repayments, yielding net proceeds of $1.66 million.  Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.  The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo simulation as described under “Warrant Liability” in this footnote.

Simultaneously with the close of the private equity offering, Image Metrics LTD exchanged all of its outstanding equity for 11,851,637 shares of the Company.  As a result, Image Metrics LTD became a wholly-owned subsidiary of the Company.

In connection with the exchange transaction, Saffron Hill Ventures and other potential investors provided Image Metrics LTD with bridge financing.  The bridge financing provided working capital while Image Metrics LTD worked to complete the private equity offering.  On January 10, 2010, Image Metrics LTD established a credit instrument in the amount of $2.0 million in 10% Unsecured Convertible Notes.

The interest paid on the 10% Unsecured Convertible Notes was 4% of the total principal of $2.0 million.  The note holders also received warrants to purchase 663,000 shares of common stock of the Company.  210,600 warrants of the total issued warrants were issued to Saffron Hill Ventures.  Each warrant provides the holder the right to purchase one share of the Company’s common stock at $1.50 per share.

The warrants contain anti-dilution provisions which cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of June 30, 2011, the trigger price was equal to $1.  The warrants were recorded as a warrant liability on the balance sheet.

Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and the assumption about events triggering down round pricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a registered market for these shares.  The discount for lack of market was determined based on the put value of an option on the common stock underlying the warrants using a Black-Scholes-Merton model with a three month estimated life.  The three month estimated life was determined to be the expected time before the underlying security would be registered.  The warrant liability fair value was determined at time of each issuance and is revalued at the end of each reporting period to fair value using a Monte Carlo Simulation with any changes being recorded to the interest expense in the period the change occurs.  $1.6 million of the 10% Unsecured Convertible Notes were converted into equity as part of the Company’s private equity offering that closed on March 10, 2010.  The remaining $0.4 million of the notes were repaid with the proceeds from the private offering.

On March 26, 2010, the Company closed the second round of its private equity offering.  The Company sold 925,000 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase common stock, for $0.93 million in gross proceeds.  The proceeds from the second close were reduced by $0.07 million for broker commission and expenses yielding net proceeds of $0.86 million.  Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.  The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.60 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stockholders.

Q4 2010 Private Equity Offering

On July 26, August 31 and September 20, 2010, the Company closed three rounds of a private equity offering.  The Company sold 959,438 units, each consisting of one share of the Company’s Series A Convertible Preferred Stock and a detachable, transferable warrant to purchase ½  a share of the Company’s common stock at an exercise price of $1.50 per share, for $0.95 million in gross proceeds.  The $0.95 million in gross proceeds included the conversion of $0.45 million promissory notes from the Q3 2010 Bridge Loan.  The proceeds from this offering were reduced by $0.14 million for transaction costs, which primarily consisted of legal fees and broker commissions, yielding net proceeds of $0.36 million.

Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.   The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.28 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stock.

Q1 2011 Private Equity Offering

During the first quarter of fiscal year 2011, the Company sold an aggregate of 350,000 shares of its Series A Convertible Preferred Stock, each with a detachable, transferable warrant to purchase ½ a share of the Company’s common stock at an exercise price of $1.50 per share, for $0.35 million in gross proceeds.   The proceeds from this offering were reduced by $0.13 million for broker commissions, yielding net proceeds of $0.22 million.

Each share of Series A Convertible Preferred Stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share and have expiration dates between November and December 2014, , subject to redemption provisions based on the  trading price and trading volume of our common stock.   The value assigned to the warrants and the Series A Convertible Preferred Stock was determined using a Monte Carlo Simulation.  The fair value of the common stock into which the convertible preferred stock was convertible into on the date of issuance exceeded the proceeds allocated to the redeemable convertible preferred stock by $0.06 million, resulting in a beneficial conversion feature that was recognized as an increase to additional paid-in capital and as a deemed dividend to the convertible preferred stock.

Warrant Liability

Between March 2010 and March 2011, in connection with the issuance of the Company’s bridge loans and private placements, the Company issued warrants to purchase 8,476,717 shares of common stock at an exercise price of $1.50 per share, 245,000 shares of common stock at an exercise price of $1.00 and 500,700 shares of common stock at an exercise price of $1.20 per share. The warrants are exercisable at the option of the holders at any time through their expiration dates, which occur between March 2014 and 2015.  The warrants were recorded as a warrant liability on the balance sheet. The warrant liability fair value was determined at time of each issuance.  The fair value was determined using a Monte Carlo Simulation. The warrant liability is revalued at the end of each reporting period to fair value using a Monte Carlo Simulation model with any changes being recorded to the interest expense in the period the change occurs.

The warrants associated with the bridge loans and private placements contain anti-dilution provisions that cause a downward adjustment in the exercise price if the Company issues shares of its common stock at a price below the trigger price then in effect.  As of June 30, 2011, the trigger price was equal to $1.  The warrants were recorded as a warrant liability on the balance sheet.

           Currently, there is not an observable market for this type of derivative and, as such, we determined the value of the derivative using a Monte Carlo Simulation, which takes into consideration the fair market value of the Company’s stock, the warrant strike price, the life of the warrant, the volatility of our common stock, the risk-free interest rate, and the assumptions about events triggering down round repricing of the warrants.  The underlying security of the warrants are unregistered common stock, as such, the Company has determined the value of an unregistered share of common stock has a lower value than a registered share of common stock for lack of a market for these shares.  The discount for lack of market was determined based on the put value of an option on the common stock underlying the warrants using a Black-Scholes-Merton model with a three month estimated life.  The three month estimated life was determined to be the expected time before the underlying security would be registered.  The warrant liability fair value was determined at time of each issuance and is revalued at the end of each reporting period to fair value using the Monte Carlo simulation with any changes being recorded to the interest expense in the period the change occurs.

The fair value of the warrants was estimated to be $0.3 million as of June 30, 2011 and $2.6 million as of September 30, 2010.  The following assumptions were used to estimate the fair value of the warrants as of June 30, 2011 and September 30, 2010:
	June 30, 2011	September 30, 2010
Common stock fair value	$0.55 (1)	$1.07 (1)
Volatility	47%	53%
Contractual term (years)	2.70	3.44
Risk-free rate	0.81%	0.64%
Expected dividend yield	0.0%	0.0%

(1)
The common stock underlying the warrant is not registered with U.S. Securities and Exchange Commission; therefore, the underlying security is not tradeable on the OTC Bulletin Board.  The Company applied a discount for lack of market to the market value of its common stock to determine the fair value of the Company’s common stock. The discount for lack of market was determined based on an analysis completed by management based upon the value of a put option on the common stock using the Black-Scholes-Merton model.

During the three and nine months ended June 30, 2011, the Company recorded $0.41 million and $2.41 million of interest income for these warrants, respectively.  The Company recorded $0.58 million of interest income during the three months ended June 30, 2010 and $2.62 million of interest expense during the nine months ended June 30, 2010 for these warrants.

SEC Registration rights

Pursuant to a subscription agreement with the selling stockholders relating to our March and July - September 2010 private placements and the Q4 2010 Secured Convertible Loan, the Company committed to meeting certain SEC registration requirements, including the requirement to file a Form S-1.  If the Company fails to meet any of these filing obligations, the Company could be required to pay damages of $178,000 (2% of the aggregate offering price) per month up to 12% until the default is cured to the investors who subscribed to the March private placement.  These damages can be waived if the Company's Board of Directors determines the Company's management has exerted its best efforts to meet the requirements.

In May 2010, the Company’s Board of Directors granted the Company an indefinite waiver of its obligations to meet its requirement to file a Form S-1.  In addition, in August 2010, the Board of Directors granted the Company a waiver of its obligation to meets its requirement to file Form 8-Ks and a Form 10-Q for the period ended June 30, 2010.  On February 13, 2011, the Company’s Board of Directors granted the Company a waiver of its obligation to meet its requirement to file a Form 10-K for the fiscal year 2010.  As a result of these waivers, the Company is not subject to pay its investors any damages; therefore, the Company has not recorded any liabilities for such damages.

On June 20, 2011, the Company filed an amendment to its Form S-1 filed on November 1, 2010.  The amendment was in response to the SEC’s comments received on the Form S-1 and included reducing the shares of common stock that could be sold by the selling stockholders listed in the Form S-1 under the registration to 6,500,000 from 21,397,955.  These shares consist of 5,689,929 outstanding shares of our common stock, 3,975,397 shares of common stock that may be issued upon conversion of our series A preferred stock, 2,773,519 shares of common stock that may be issued upon exercise of our warrants and 2,342,562  shares of common stock issuable upon conversion of our convertible promissory notes. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  The Company will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  The Company will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.  As of July 18, 2011, the Company was in process of submitting a second amendment to the Form S-1 in response to the SEC’s comments to its first amendment to the Form S-1 filing.

ETV Equity Rights

As part of the loan agreements with ETV, the Company granted ETV rights to purchase shares of equity of Image Metrics LTD.  On March 10, 2010, ETV exchanged these warrants and options to purchase equity shares of Image Metrics LTD for warrants to purchase up to 224,522 preferred shares of the Company at an exercise price of $1.50.  As of June 30, 2011, all the warrants were outstanding. The Company compared the fair value of the ETV options and warrants prior to exchange and subsequent to the exchange and concluded the value did not increase; therefore, the Company did not record any additional interest expense for this exchange.  The discount associated with these warrants was fully amortized as of June 30, 2011. (See note 3 for additional discussion.)

6.	Comprehensive Loss

The below table reconciles the Company’s net loss with its comprehensive loss, (in thousands):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2011	2010	2011	2010
Net income (loss)	$3,422	$(2,568)	$1,996	$(9,180)
Foreign currency translation adjustments	29	9	33	4
Comprehensive income (loss)	$3,451	$(2,559)	$2,029	$(9,176)

7.	Net Income (Loss) per Common Stock and Dilutive Securities

Basic net loss per common stock excludes dilution for potentially dilutive securities and is computed by dividing loss applicable to common stock shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  Common stock equivalent shares consist of the shares issuable upon conversion of Series A Convertible Preferred Stock and the exercise of stock options and warrants using the treasury stock method. For the three and nine months ended June 30, 2011, shares of potential common stock of 11.7 million and 11.8 million, respectively, were not included in the diluted calculation because the effect would be anti-dilutive. For the three and nine months ended June 30, 2010, shares of potential common stock of 22.2 million and 10.4 million, respectively, were not included in the diluted calculation because the effect would be anti-dilutive.

8.	Commitments and Contingencies

Operating Leases

The Company has entered into non-cancellable operating leases for office space in Santa Monica, California and Manchester, United Kingdom.  Rent expense for operating leases was $0.12 million and $0.17 million for the three months ended June 30, 2011 and 2010, respectively.  The Company’s lease in Santa Monica is through March 2014, while its operating lease in Manchester is through November 2012 and has the option to renew for five years.  The Company received one year of free rent under its UK office’s operating lease, upon inception of the lease.  This rent free period is spread over the minimum lease period. All leases under the Company are expensed on a straight-line basis. The total future minimum lease rentals are scheduled to be paid as follows (in thousands):

Fiscal year ending
2011 (July through September)	$129
2012	524
2013	459
2014	234
Thereafter	-
Total future minimum lease payments	$1,346

9.	Business Segment Information

The Company primarily operates in two geographic business segments: the North American region, which includes the United States and Canada, and Europe. Revenue is assigned based on the region where the services are performed. Expenses incurred are assigned to each respective region based on which region incurred the expense. The following table summarizes revenue recognized by region (in thousands):

	Three Months Ended June 30 ,		Nine Months Ended June 30,
	2011	2010	2011	2010
Europe	$5,668	253	$6,293	$3,709
North America	204	673	564	1,178
Total revenue	$5,872	926	$6,857	$4,887

The following table summarizes net income (loss) by region (in thousands):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2011	2010	2011	2010
Europe	$4,972	$(1,191)	$4,334	$(2,905)
North America	(1,550)	(1,377)	(2,338)	(6,275)
Total net income (loss)	$3,422	$(2,568)	$1,996	$(9,180)

The following table summarizes interest expense and depreciation by region (in thousands):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2011	2010	2011	2010
Europe
Interest expense	$-	$(38)	$32	$(132)
Depreciation and amortization	(6)	(10)	(20)	(30)
Optasia	-	(727)	-	(727)
North America
Interest income (expense)	(234)	367	(1,676)	(2,930)
Depreciation and amortization	$(14)	$(41)	$(65)	$(113)
Optasia	-	(2)	-	(2)

10.	Related Party Transactions

During the nine months ended June 30, 2011, as part of the Q4 2010 Secured Convertible Loan, the Company received $0.15 million from Peter Norris, one of its Board Directors.  As of June 30, 2011, the Company had outstanding notes payable to Mr. Norris of $0.15 million.  The Company incurred interest expense of less than $0.01 million and had accrued interest on the notes payable of less than $0.01 million as of June 30, 2011.

During the nine months ended June 30, 2011 and 2010, the Company incurred interest expense of $0.06 million and $0.09 million, respectively, related to notes payable to SHV, its largest shareholder.  The Company had accrued interest payable to SHV of $0.07 million and $0.03 million as of June 30, 2011 and September 30, 2010, respectively.

The Company did not make any loan payments to SHV during the three months ended June 30, 2011 and 2010.  As of June 30, 2011 and September 30, 2010, the Company had outstanding notes payable to SHV of $0.65 million.

In connection with the March 10, 2010 private equity offering, SHV converted all of its outstanding notes payable into Series A Convertible Preferred Stock and purchased an additional $0.50 million of Series A Convertible Preferred Stock and warrants.  (See note 5 for further discussion.)

11.	Subsequent events

Subsequent to June 30, 2011, the Company had received $0.58 million of additional funds as part of the Q4 2010 Secured Convertible Loan.

IMAGE METRICS, INC.

COMMON STOCK

Prospectus

________ , 2011

Until ______, 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Registration Fees	$1,829
Federal Taxes	—
State Taxes	—
Legal Fees and Expenses	30,000
Printing and Engraving Expenses	2,000
Blue Sky Fees	2,000
Accounting Fees and Expenses	60,000
Miscellaneous	8,171
Total	$104,000

Item 14.  Indemnification of Directors and Officers.

Under the General Corporation Law of the State of Nevada, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).  Our articles of incorporation provide that, pursuant to Nevada law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders.  This provision in the articles of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law.  In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director directly or indirectly derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Nevada law.  The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our by-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the Nevada General Corporation Law.  We are not, however, required to indemnify any director or officer in connection with any (a) willful misconduct, (b) willful neglect, or (c) gross negligence toward or on behalf of us in the performance of his or her duties as a director or officer.  We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or officer in connection with that proceeding on receipt of any undertaking by or on behalf of that director or officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

We have been advised that, in the opinion of the SEC, any indemnification for liabilities arising under the Securities Act of 1933 is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

Exchange Transaction.   On March 10, 2010, at the closing of the exchange transaction, we issued an aggregate of 11,851,637 shares of our common stock to the former shareholders of Image Metrics. The shares of our common stock issued to former holders of Image Metrics ordinary shares and preferred shares in connection with the exchange transaction were exempt from registration under Section 4(2) of the Securities Act of 1933 as a sale by an issuer not involving a public offering and under Regulation D promulgated pursuant to the Securities Act of 1933. These shares of common stock were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempts transactions by an issuer not involving any public offering.  Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

March 2010 Private Placement. Concurrently with the closing of the exchange transaction, we completed the initial closing of a private placement to certain institutional investors and accredited individuals of units consisting of shares of our newly-created series A convertible preferred stock, par value $.001 per share, and detachable warrants to purchase one-half share of our common stock, at a purchase price of $1.00 per unit.  In total, we sold 8,394,098 shares of our series A convertible preferred stock (convertible at any time into a like number of shares of common stock) and warrants to purchase an aggregate of 7,416,220 shares of common stock. We received gross proceeds of $8,004,098 in consideration for the sale of the units.  On March 26, 2010, we completed a second closing of the March 2010 private placement, issuing a total of 925,000 additional units, consisting of 925,000 shares of our series A preferred stock and detachable warrants to purchase 525,000 shares of our common stock.  The investment in the second closing was subject to the same terms as the initial closing described above.

The units (and the securities therein) issued in the private placement were exempt from registration under Section 4(2) of the Securities Act of 1933 as a sale by an issuer not involving a public offering and under Regulation D promulgated pursuant to the Securities Act of 1933. The units (and the securities therein) were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempts transactions by an issuer not involving any public offering. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such securities contain a legend stating the same.

Transaction Fees and Use of Proceeds. We agreed to pay each of the placement agents, Broadband Capital Management LLC and Joseph Gunnar & Co., LLC, a commission equal to 10% of the gross proceeds from the sale of the units by it in the private placement, plus the issuance of a warrant to purchase 10% of the shares of our common stock underlying the Preferred Stock sold by it in the private placement.  No commission was paid to the placement agents for sales of units upon the conversion of interim loans, bridge financing or investments made by Saffron Hill Ventures and Verus International.  Additionally, we paid auditing fees of approximately $175,000, legal fees for us and the investors in the private placement of approximately $150,000, and legal fees for Image Metrics of approximately $150,000.

July - December 2010 Private Placement. Between July 2010 and December 31, 2010,  we sold closed several rounds of a private equity offering.  We sold 1,309,438 units, each consisting of one share of our series A convertible preferred stock and a detachable, transferable warrant to purchase common stock at an exercise price of $1.50 per share, for $1.30 million in gross proceeds.  The $1.30 million in gross proceeds included the conversion of $0.45 million of its notes payable.

Each share of series A convertible preferred stock is initially convertible into one share of common stock at any time.  Each warrant entitles the holder to purchase one-half share of common stock at an exercise price of $1.50 per share through March 26, 2014, subject to redemption provisions based on the trading price and trading volume of our common stock.

The units (and the securities therein) issued in the private placement were exempt from registration under Section 4(2) of the Securities Act of 1933 as a sale by an issuer not involving a public offering and under Regulation D promulgated pursuant to the Securities Act of 1933. The units (and the securities therein) were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempts transactions by an issuer not involving any public offering. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such securities contain a legend stating the same.

Transaction Fees and Use of Proceeds. We agreed to pay each of the placement agents, Intermerchant Securities, LLC and Joseph Gunnar & Co., LLC, a commission equal to 10% of the gross proceeds from the sale of the units by it in the private placement, plus the issuance of a warrant to purchase 10% of the shares of our common stock underlying the Preferred Stock sold by it in the private placement.  Additionally, we paid legal fees for us and the investors in the private placement of approximately $57,000.

Convertible Promissory Notes.  On September 9, 2010, the Company established a secured convertible loan facility.  The facility was initially established for a maximum of $2.60 million.  On March 28, 2011, the Company entered into an amendment to this loan agreement which increased the size of the credit facility to $7.1 million and extended the maturity date to January 31, 2013.  Under the amendment, the Company is required to make payments starting on July 1, 2011 and on the first business day of each month thereafter until paid in full or on the maturity date of the facility.  The scheduled payment amount each month equals the total interest accrued on the outstanding principal balance plus $150,000.

Borrowings under the agreement (i) are secured by a first priority lien on all of the Company’s assets, including the assets of the Company’s principal operating subsidiary, and a cross-guarantee by that subsidiary, (ii) bear interest at 13.5% per annum, and (iii) may be converted at any time and from time to time, at the option of the holder, into shares of the Company’s common stock at an exercise price of $1.00 per share.

Holders of the notes associated with this loan are entitled to receive 7.5% of revenue obtained from the future commercialization of the Company’s Facemail offering.  The holders are entitled to this revenue share for five years after the initial commercial release of the Facemail offering.

As of June 30, 2011, the amount of principal outstanding for this loan was $7.10 million.

Item 16.  Exhibits and Financial Statement Schedules.

(a)           The exhibits listed in the following Exhibit Index are filed as part of this registration statement.

Exhibit No.	Description

2.1	Share Exchange Agreement, dated as of March 10, 2010, between International Cellular Accessories and Image Metrics Limited. (1)

3.1	Articles of Incorporation of International Cellular Accessories (5)

3.2
Certificate of Amendment to Articles of Incorporation amending (i) the name of International Cellular Accessories to Image Metrics, Inc. and (ii) the number and classes of capital stock of Image Metrics, Inc. including the preferences, rights and limitations of Series A Convertible Preferred Stock, filed March 10, 2010, with the Secretary of State of the State of Nevada. (1)

3.3	By-laws of Image Metrics, Inc.

4.1	Form of Image Metrics, Inc. Warrant to Purchase Common Stock. (1)

4.2	Convertible Promissory Note issued to Rosi Kahane dated September 9, 2010. (7)

4.3	Loan Agreement with Rosi Kahane dated September 9, 2010. (7)

4.4	Security Agreement with Rosi Kahane. (7)

4.5	Amended and Restated Loan Agreement, dated December 22, 2010. *

4.6	First Amendment to Amended and Restated Loan Agreement dated March 28, 2011. *

4.7	Facility lease of Bruntwood Office in Manchester, England dated December 24, 2008.

4.8	Facility lease of 1918 Main St in Santa Monica, California dated May 6, 2011.

5.1	Opinion of Greenberg Traurig, LLP, counsel to the registrant, as to the legality of the shares of common stock. *

10.1	Form of Private Placement Subscription Agreement to purchase units in Image Metrics, Inc. (1)

10.2	2009 Share Incentive Plan. (2)

10.3	2010 Stock Incentive Plan of Image Metrics, Inc. (1)

10.4	Image Metrics and Take-Two/Rockstar Binding Term Sheet dated August 26, 2010 between the Registrant and Take-Two Interactive Software, Inc.

10.5	Image Metrics and Take-Two/Rockstar Binding Term Sheet dated May 1, 2011 between the Registrant and Take-Two Interactive Software, Inc.

10.8	Employment Agreement, dated May 15, 2009, between Ron Ryder and Image Metrics Limited (as assumed by Image Metrics, Inc.). (4)

10.9	Employment Agreement, dated January 9, 2001 between Kevin Walker, Ph.D. and Image Metrics Limited (as assumed by Image Metrics, Inc.). (4)

10.10	Form of Advisory Board Letter Agreement. *

10.11	Form of Lock-Up Agreement in connection with March 2010 share exchange. *

10.12	Agreement between Image Metrics, Inc. and Take-Two Interactive Softward, Inc. *

14.1	Code of Business Conduct and Ethics. (7)

14.2	Code of Ethics for the CEO and Senior Financial Officers. (7)

21.1	Subsidiaries of Image Metrics, Inc. (2)

23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young, LLP, independent registered public accountants. *

23.3	Consent of SingerLewak LLP, independent registered public accountants. *

(1)	Incorporated herein by reference to Form 8-K dated March 10, 2010, filed with the SEC on March 11, 2010.

(2)	Incorporated herein by reference to Form 10-K dated February 22, 2011, filed with the SEC on February 22, 2011.

(3)	Incorporated herein by reference to Form 10-Q dated March 31, 2010 filed with the SEC on May 24, 2010.

(4)	Incorporated herein by reference to Form 10-K/A dated February 22, 2011 filed with the SEC on February 22, 2011.

(5)	Incorporated herein by reference to Form 8-K dated September 9, 2010 filed with the SEC on September 16, 2010.

(6)	Incorporated herein by reference to Form 8-K dated March 28, 2011 filed with the SEC on April 1, 2011.

(7)	Incorporated herein by reference to Registration Statement on Form S-1 (No. 333-170250) filed on November 1, 2010.

(8)	Incorporated herein by reference to Amendment No. 1 to Registration Statement on Form S-1 (No. 333-170250) filed on June 20, 2011.

*	Filed herewith.

(b)         The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17.  Undertakings.

A.          The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          Intentionally omitted.

(5)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Intentionally omitted.

(ii)          If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by  means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B.          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, in the City of Santa Monica, State of California, on November 7, 2011.

IMAGE METRICS, INC.

By:	/s/ Robert Gehorsam
Robert Gehorsam
Chief Executive Officer
(principal executive officer)

By:	/s/ Ron Ryder
Ron Ryder
Chief Financial Officer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Chairman of the Board	November 7, 2011
David Rolston, Ph.D.

/s/ Robert Gehorsam	Chief Executive Officer and Director	November 7, 2011
Robert Gehorsam	(principal executive officer)

/s/ Ron Ryder	Chief Financial Officer	November 7, 2011
Ron Ryder	(principal financial and accounting officer)

*	Director	November 7, 2011
Ranjeet Bhatia

*	Director	November 7, 2011
Peter Norris

* By:	/s/ Ron Ryder
Ron Ryder
Attorney-in-Fact